

2025 ANNUAL REPORT



A NEW ERA OF VALUE, CONVENIENCE, AND DISCOVERY



A Focused Dollar Tree. A Stronger Future.

Dollar Tree is entering a new chapter as a standalone enterprise built around the enduring strengths of our brand: value, convenience, and discovery.

Following the successful sale of Family Dollar, our organization is aligned around a single priority: unlocking the full potential of the Dollar Tree banner. Today, we operate over 9,200 stores across North America, supported by a national logistics network and more than 150,000 associates who bring our brand promise to life every day.

Dollar Tree has always delivered extraordinary value through a unique shopping experience – one where customers come in for essentials and discover new finds each week. That combination of value and discovery continues to resonate across income levels as consumers look for ways to stretch their budgets without sacrificing quality or convenience.

Over the past year, we have made meaningful progress executing our strategy. We expanded our multi-price assortment with discipline, improved store standards and operations across our fleet, and continued modernizing our supply chain and technology infrastructure. These efforts are designed to strengthen the customer experience while improving the productivity and profitability of our stores.

With a focused strategy, strengthened leadership team, and clear operational priorities, we are building a structurally stronger Dollar Tree – one positioned to deliver consistent growth and long-term value for our customers, associates, and shareholders.

STORE COUNT
(at fiscal year end)

Year	Count
2021	8,061
2022	8,134
2023	8,415
2024	8,881
2025	9,282

STORE COUNT
(at fiscal year end)



277 CANADA

9,005 UNITED STATES

NET SALES
(in billions per fiscal year)





2025
ANNUAL REPORT

To Our Shareholders, Customers, and Associates,



Michael C. Creedon, Jr.
Chief Executive Officer

> For generations of customers, Dollar Tree has offered something uniquely powerful in retail...

2025 marked a turning point for Dollar Tree as we focused our company fully on the strength of the Dollar Tree brand.

In July, we completed a pivotal milestone: the sale of the Family Dollar business. This decision followed careful evaluation and reflects our commitment to the Dollar Tree brand and the value proposition at the heart of everything we do.

With the divestiture complete, Dollar Tree enters a new chapter. Today, our teams across the organization are united with a clear mission and strategy. That mission was established by our founders nearly 40 years ago and remains just as powerful today: delivering value, convenience, and "thrill of the hunt" discovery every day.

For generations of customers, Dollar Tree has offered something uniquely powerful in retail: the ability to find everyday essentials and unexpected treasures all in the same trip. Our stores make shopping simple and convenient, with small-box formats and close-to-home locations that allow customers to quickly pick up what they need while discovering seasonal, celebratory, and impulse items along the way.

That combination of value, convenience, and discovery continues to resonate across income levels, especially as customers look for ways to stretch their budgets without sacrificing quality or enjoyment.

As our customers' needs evolve, we continue to evolve with them. Over the past several years, we have expanded our assortment to offer greater choices while preserving the core value that defines Dollar Tree. While most of our assortment remains anchored at our opening price points, larger pack sizes, expanded seasonal offerings, and select branded items enable us to deliver even more value and variety in stores. Customer feedback and financial performance continue to demonstrate the strength of this approach.

At the same time, we are raising the standard of execution across our stores and supply chain. Throughout 2025, we focused on improving store conditions, strengthening labor planning, and ensuring a smoother flow of inventory to stores. Behind the scenes, investments in our supply chain network are helping us create a more store-friendly operation that improves throughput, simplifies backroom processes, and supports consistent execution across the business. Our goal is simple: make Dollar Tree an easier place to work and an easier place to shop.



> As our customers' needs evolve, we continue to evolve with them.

These improvements support not only better store performance, but also a better experience for the associates who power our stores and distribution centers every day. We want Dollar Tree to be a place where associates can build careers, not just hold jobs. Building a culture grounded in accountability, collaboration, and continuous improvement is just as important as any strategic initiative we undertake.

We remain equally disciplined in how we prepare for the future. Our capital priorities are clear: invest in high-return growth opportunities, maintain a strong balance sheet, and return excess capital to shareholders.

We are proud of the progress made this year and energized by the opportunity ahead. With a sharper focus on the Dollar Tree brand, scaled multi-price capabilities, and stronger operational foundations, we are building a company designed to support associates, serve customers, and create shareholder value for decades to come.

As we reflect on the work accomplished in 2025, I want to thank our associates for their dedication and resilience during a year of meaningful change. Their commitment to our customers and our mission continues to move Dollar Tree forward.

We look ahead with confidence in the strength of our brand, the focus of our strategy, and the people who bring the Dollar Tree magic to life every day.

Sincerely,

Michael C. Creedon, Jr.
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to _______________

Commission file number: 0-25464

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	26-2018846
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Volvo Parkway Chesapeake, Virginia	23320
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (757) 321-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DLTR	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on August 1, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $21,898,064,491, based upon the closing sale price for the registrant's common stock on such date. For purposes of this computation, all executive officers and directors have been deemed to be affiliates. Such determination should not be deemed to be an admission that such executive officers and directors are, in fact, affiliates of the registrant.

On March 12, 2026, there were 197,298,217 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for in Items 10, 11, 12, 13 and 14 of Part III, to the extent not set forth herein, is incorporated by reference to the definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2026.

DOLLAR TREE, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 31, 2026
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they address future events, developments and results and do not relate strictly to historical facts. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements include, without limitation, statements preceded by, followed by or including words such as "believe," "anticipate," "expect," "intend," "plan," "view," "target" or "estimate," "may," "will," "should," "predict," "possible," "potential," "continue," "strategy," and similar expressions. For example, our forward-looking statements include, without limitation, statements regarding:

- Our plans and expectations regarding our current and future strategic initiatives, including our operational strategy for Dollar Tree as a standalone business following the sale of Family Dollar;

- Our merchandising plans and initiatives and related impacts, including those regarding multi-price offerings and product assortment;

- Our cost management initiatives, including our mitigation strategies to offset the impact of cost pressures and inflation, and the financial and business impacts of those strategies;

- Our management of operating expenses and long-term approach to managing selling, general and administrative expenses;

- Our plans to add, refresh and renovate stores, including our expectations regarding the build-out of new stores, the renovation of existing stores, our leasing strategy for future expansion, and our ability to renew leases at existing store locations;

- Our initiatives to improve store standards, operations and execution, and optimize and modernize stores and shelf space;

- Our customer connection, the in-store experience, and our customers' response to our product offerings, value and shopping experience;

- Our expectations regarding the implementation and impact of investments in supply chain, including new distribution centers, enhancements to distribution facilities, warehouse, inventory, and transportation management systems, and the capabilities of our distribution network;

- Our expectations regarding the implementation and impact of investments in our technology infrastructure, and our information security and cybersecurity plans, policies and procedures;

- The potential effect of general business or economic conditions on our business, including the direct and indirect effects of inflation, interest rates, labor shortages, consumer spending levels, and unemployment in our markets;

- Our expectations regarding potential cost increases in fiscal 2026, shrink and other factors affecting our profitability;

- The direct and indirect impacts of and challenges associated with the current and potential tariff environment;

- Our plans to mitigate the impact of current and potential tariffs and related implementation costs;

- Our expectations regarding our investment in our people, including wage investments, enhanced safety and working conditions, and other workforce initiatives, and increases in wage expenses, including increases in minimum wages by federal, states and localities;

- Our expectations regarding net sales, comparable store net sales, net sales growth, gross profit margin, costs of goods sold, product mix, shrink rates, earnings and earnings growth, inventory levels, selling, general and administrative and other fixed costs, and our ability to leverage those costs;

- The expected and possible outcome, costs, and impact of pending or potential litigation, arbitrations, countervailing duties orders, other legal proceedings or governmental investigations, our plans regarding these matters, and the availability of indemnification or insurance with respect to such matters;

- Our capital allocation priorities, liquidity, cash needs and estimated capital expenditures, our expectations regarding our uses of cash and proceeds of our commercial paper program, and our ability to fund our future capital expenditures, working capital requirements, repayment of indebtedness and repurchases of common stock under our repurchase program, dividends, and our expectations regarding potential increases in interest rates and the effect on our financing costs;

- Our expectations regarding competition, our market and our potential for long-term growth;

- Our expectations related to social responsibility, environmental, and governance matters;

- The impacts of recent legislation, including those affecting various tax regulations, and accounting principles;

- Management's estimates and expectations as they relate to income tax liabilities, effective tax rates, deferred income taxes, uncertain tax positions, and recognition of stock-based compensation; and

- Management's estimates associated with our critical accounting estimates and assumptions, including inventory valuation, self-insurance liabilities for general liability claims and valuations for our goodwill impairment analyses.

A forward-looking statement is neither a prediction nor a guarantee of future results, events or circumstances. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Our forward-looking statements are all based on currently available operating, financial and business information. The outcome of the events described in these forward-looking statements is subject to a variety of factors, including, but not limited to, the risks and uncertainties discussed under "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K.

We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. Moreover, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on our forward-looking statements.

We do not undertake to publicly update or revise any forward-looking statements after the date of this Form 10-K, whether as a result of new information, future events, or otherwise.

Investors should also be aware that while we do, from time to time, communicate with securities analysts and others, it is against our policy to disclose to them any material, nonpublic information or other confidential commercial information. Accordingly, shareholders should not assume that we agree with any statement or report issued by any securities analyst regardless of the content of the statement or report. Furthermore, we have a policy against confirming projections, forecasts or opinions issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

Introductory Note

Unless otherwise stated, references to "the Company," "we," "our" and "us" generally refer to Dollar Tree, Inc. and its direct and indirect subsidiaries on a consolidated basis. Unless specifically indicated otherwise, any references to "fiscal 2026," "fiscal 2025," "fiscal 2024," and "fiscal 2023," relate to as of or for the years ended January 30, 2027, January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

PART I

Item 1. Business

General

We are a leading operator of retail discount stores operating under the brand names of Dollar Tree and Dollar Tree Canada. At January 31, 2026, we operated approximately 9,000 stores across 48 states and the District of Columbia and approximately 275 stores across seven Canadian provinces.

We believe the convenience and value we offer, as well as the "thrill-of-the-hunt" shopping experience where customers discover new celebratory and seasonal items every week, are key factors in serving and growing our base of loyal customers. We continue to execute on a number of strategic initiatives across our business to drive profitable growth for Dollar Tree as a standalone banner following the sale of Family Dollar. During our 2025 Investor Day held on October 15, 2025, we outlined our operational strategy for the years ahead, including an expanded, more relevant assortment, agile cost management, a more connected customer experience in stores, new store growth, and improved store conditions and operations, supported by an evolving supply chain, disciplined financial management and investment in our people. These initiatives are discussed below and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

On July 5, 2025, we completed our previously announced sale of the Family Dollar business to 1959 Holdings, LLC. Total cash generated from the sale approximated $793 million, consisting of approximately $680 million of net proceeds, including from settlement of net working capital and net indebtedness, and approximately $113 million monetized primarily through a reduction of net working capital prior to the date of sale.

The operating results of the Family Dollar business are reported as discontinued operations for all periods presented. All discussion within this Annual Report on Form 10-K, including amounts, percentages and disclosures for all periods presented, reflect only the continuing operations of the Company unless otherwise noted. For information on discontinued operations, refer to Note 2 to our consolidated financial statements under the caption "Assets Held for Sale and Discontinued Operations" and Note 15.

Corporate Culture

Our culture is designed to support consistent execution across a large and growing store base while fostering a welcoming experience for customers and an engaging work environment for associates. We emphasize accountability, inclusion, empowerment, operational excellence, and integrity in how we lead and how we operate.

These principles are embedded in our day-to-day execution through clear performance expectations, frequent communication, and a continuous improvement mindset across all levels of the organization. Our operating model emphasizes standardized store practices, disciplined execution, and shared ownership of results, which we believe are critical to maintaining store standards, improving productivity, and supporting scalable growth.

We actively invest in our associates through training, leadership development, and internal advancement opportunities, with a focus on building operational capability and reducing turnover. Open, two-way communication channels enable associates to understand our strategic priorities, provide feedback, and remain aligned with business objectives. We believe this approach strengthens execution at the store level, enhances the customer experience, and supports long-term performance.

Our people programs and focus on belonging reinforce these behaviors and support a stable, engaged workforce as we continue to expand and evolve the Dollar Tree brand. For more information, see the "Our People" section below.

Our Stores

Our stores serve customers with a broad range of income levels principally in suburban locations and predominantly range from 8,000 - 10,000 selling square feet. We carry approximately 8,400 items in our stores, and as of the end of fiscal 2025, approximately 40% of our items were automatically replenished. The remaining items are either allocated to the stores or managed by direct store delivery ("DSD") vendors. Through automatic replenishment, store-specific allocations and DSD vendors, each store is able to tailor to the demands of its particular customer base.

As discussed at the recent 2025 Investor Day, we're focused on expanding our footprint while elevating store conditions and operating standards to deliver a consistent experience for our associates and customers, strengthen customer connection, and drive profitable growth through improved store-level execution and productivity. To achieve this, we are executing projects to optimize and modernize our stores, with a focus on improving shelf space productivity, enhancing the consistency of the in-store experience through targeted refresh and renovation programs, and supporting improved store-level performance. We believe these initiatives support improved execution, a more consistent customer experience, and stronger returns on invested capital over time.

Our Merchandise

We maintain a balanced selection of products within traditional variety store categories. We offer a wide selection of everyday basic products and we supplement these with seasonal, closeout and promotional merchandise. We attempt to keep certain basic consumable merchandise in our stores continuously to establish our stores as a destination and increase traffic in our stores. Closeout and promotional merchandise is purchased opportunistically and represents less than 10% of our purchases. Closeout merchandise generally consists of discretionary merchandise, whereas the majority of promotional merchandise consists of consumable merchandise. We offer a broad selection of nationally advertised brands from leading manufacturers. Our private-label products provide additional value across both consumable and discretionary categories, offering quality comparable to national brands as well as opening-price-point alternatives. As part of our overall merchandise strategy, we continue to expand our private-label assortment to enhance value for customers and strengthen our merchandise mix.

The merchandise mix in our stores consists of:

- Consumable merchandise, which includes everyday consumables such as household paper and chemicals, food, candy, health and personal care products, and in most stores, frozen and refrigerated food;

- Discretionary merchandise includes the following:

  ◦ Variety merchandise, which includes toys, durable housewares, gifts, stationery, party goods, greeting cards, softlines, arts and crafts supplies and other items; and

  ◦ Seasonal goods, which include, among others, Christmas, Easter, Halloween and Valentine's Day merchandise.

For information regarding the amounts and percentages of our net sales contributed by the above merchandise categories for the last three fiscal years, please refer to Note 13 to our consolidated financial statements.

In addition to our $1.25 price point, we continue to expand our multi-price offerings to provide a broader, more relevant assortment and differentiated value to our customers. Through a partnership with Instacart, our customers can shop online and receive same-day delivery from more than 8,400 Dollar Tree stores, as of January 31, 2026, without having to visit a store. In August 2025, we announced a nationwide partnership with Uber to bring the Uber Eats platform to our stores, offering customers on-demand access to and delivery of value-driven essentials, snacks, party supplies and seasonal surprises. As of January 31, 2026, over 8,800 Dollar Tree stores were serviceable through Uber Eats.

In our Dollar Tree Canada stores, we generally sell items for $1.75 (CAD) or less. Our revenue and assets in Canada are not material.

Marketing

Our marketing mission is to surprise and delight our customer with great value, assortment, and treasure hunt excitement. We believe the customer experience is extremely important to our marketing plan success and our ability to drive incremental business. Our marketing efforts are primarily focused on driving store traffic by providing value to our customers through advanced digital targeting capabilities, genuine and authentic brand building via social influencers and posts, showcasing amazing assortment in our digital ads, creating a robust web and app customer experience, and utilizing in-store signage to help educate customers and drive conversion.

Purchasing

We believe our substantial buying power and our flexibility in making sourcing decisions contributes to our successful purchasing strategy, which includes targeted merchandise margin goals by category. Direct relationships with manufacturers permit us to select from a broad range of products and customize packaging, product sizes and package quantities that best meet our customers' needs. We primarily buy products on an order-by-order basis and have no material long-term purchase contracts or other assurances of continued product supply or guaranteed product cost. Historically and in fiscal 2025, no merchandise vendor has accounted for more than 10% of total merchandise purchased by the company.

We strive to exceed our customers' expectations for product variety and quality by offering items we believe typically sell for higher prices elsewhere, and we believe our mix of imported and domestic merchandise is critical to this end. Merchandise imported directly typically accounts for approximately 40% of our total retail value purchases, with the remaining merchandise purchased domestically. Among our foreign suppliers, China is the source of a vast majority of our direct imports and we believe that a significant portion of our goods purchased from domestic vendors is imported. Our domestic purchases include basic, home, closeouts and promotional merchandise.

We are actively implementing mitigation strategies to offset the impact of cost pressures and inflation, including tariffs, by re-negotiating supplier terms, re-engineering products for efficiency, shifting country of origin where it adds advantage, discontinuing lower-margin or underperforming items and executing targeted retail price changes. We believe our mitigation strategies will allow us to protect our margins and maintain our competitiveness over the long term and, most importantly, keep providing our customers with the value, convenience, and discovery they expect for the products they need to help live and celebrate their lives.

Distribution

A strong and efficient distribution network is critical to our ability to grow and to maintain a low-cost operating structure. We're optimizing our supply chain network, executing a multi-year plan to expand and modernize our distribution centers, add capacity, and strengthen transportation. Investments are underway for enhancements in automation in existing buildings to improve efficiency, as well as improvements in inventory management capabilities and upgrades to our warehouse management systems.

We currently operate 16 distribution centers in the United States. Distribution services in Canada are provided by a third party from two facilities, one in British Columbia and one in Ontario. Our stores receive approximately 90% of their inventory from our distribution centers. The remaining store inventory, primarily perishable consumable items and other vendor-maintained display items, are delivered directly to our stores from vendors or third-party distributors.

New distribution sites are strategically located to reduce the distance between the distribution centers and stores, maintain flexibility and improve efficiency in our store service areas. In April 2025, we announced plans to return to Marietta, Oklahoma, with a new, enhanced distribution center expected to be fully operational by spring 2027, with capacity to serve approximately 700 stores across the West and Southwest regions. Reconstruction of the Marietta, Oklahoma distribution center commenced in September 2025. In October 2025, we announced the purchase of a 1.25 million square foot distribution center outside Phoenix, Arizona, expected to open in spring 2026 and service stores in Arizona, Colorado, Nevada, New Mexico, and Utah.

For more information on our distribution center network, see "Item 2. Properties."

Seasonality

For information on the impact of seasonality, see "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

We operate in the value retail sector, which is currently and in the future expected to continue to be highly competitive with respect to price, store location, merchandise quality, product assortment and presentation, shopping experience, and customer service, including merchandise delivery and checkout options. Our competitors include dollar stores, mass merchandisers, warehouse clubs, online retailers, discount retailers, drug stores, convenience stores, independently-operated discount stores, grocery stores and a wide variety of other retailers. We believe we differentiate ourselves from other retailers by providing high-value, high-quality, low-cost merchandise in attractively-designed stores that are conveniently located.

Government Regulation

We are subject to a wide variety of local, state and federal laws and regulations within the United States and Canada. These laws and regulations relate to, among other things, the operation of our facilities and the sale of products, including without limitation product and food safety, marketing, labeling or pricing; information security and privacy; artificial intelligence; labor and employment; employee wages and benefits; health and workplace safety (including Occupational Safety and Health Administration rules); antitrust and fair competition; imports and customs; tariff and trade; taxes; bribery; climate change; environmental compliance; financial reporting and disclosure; licensing; and intellectual property. We routinely incur significant compliance-related costs, both direct and indirect, with respect to these laws and regulations which may have a material effect on our capital expenditures, earnings or competitive position. For more information, see "Item 1A. Risk Factors."

Intellectual Property

We are the owners of several trademarks including "Dollar Tree," the "Dollar Tree" logo, and other names and designs of certain merchandise sold in our stores. Our trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.

Our People

Our associate engagement, customer satisfaction, and overall business success are built upon our dedicated associates who work and live in the communities we serve. Our goal is to provide a work environment that is welcoming and inclusive, offers competitive pay and benefits, supports growth and development, and affirms our corporate values. We recruit and hire in the communities we serve using associate referrals, local job fairs and social media as well as local community service partners to provide part-time and full-time jobs that can become lasting careers. Our People team (Human Resources), with oversight from our Board of Directors and its committees, develops and executes programs for compensation and benefits, onboarding and training, professional and leadership development, performance management, recognition and succession planning.

We show care for our people by investing in their personal well-being and professional growth through a variety of people programs and initiatives, including:

- *Compensation, benefits and well-being.* We are committed to providing market-competitive pay for all positions, and we are a pay-for-performance organization, offering performance-based compensation opportunities at nearly all levels of the organization, including certain hourly-paid positions. We strive to ensure gender and racial pay equity for associates performing equal or substantially similar work. Eligible associates can participate in our Retirement Savings Plan, which provides a dollar-for-dollar match on the first 5% of associate contributions, and all associates can participate in our Employee Stock Purchase Plan. All full-time and part-time associates are eligible for health and welfare benefits, including medical, dental and vision. Associates may be eligible for other benefits including healthcare navigation and advocacy support, educational assistance, disability and life insurance as well as paid maternity and parental leave. Financial support to associates recovering from natural disasters and personal hardships as well as a scholarship program for associates with children pursuing higher education are also available. Associates are offered the flexibility to advance their payday earnings to meet their personal bills and expenses.

- *Talent development and retention.* We believe in the growth and development of our associates and are committed to building a culture of learning that gives associates the opportunity to enhance their skills at every stage of their career. To support this objective, we provide a multitude of professional and leadership development experiences, including online and instructor-led trainings, tuition reimbursement for graduate, undergraduate, General Educational Development ("GED") and English as a Second Language classes, and discounted tuition at hundreds of colleges and universities for our associates and their families. Retention of our associates is a focus for all leaders and we continuously aim to improve our turnover rate. To identify high-potential individuals, leadership assesses talent at the store manager level and above on a regular basis through structured talent reviews and succession planning paired with customized development plans. In fiscal 2025, we deepened our Dollar Tree leadership culture by defining our Leadership Framework which sets clear expectations of leadership at every level and provides a common language for how we will lead with purpose and stay rooted in our shared values. We also expanded leadership academy offerings to not only our field district managers but to our supply chain, field and Store Support Center directors. Additionally, we launched formal high potential director and vice president leadership development programs to build our internal talent pipeline to support our future growth.

- *Culture and belonging.* Our goal is to foster a culture of inclusion and belonging in which each associate feels respected, supported, and able to contribute. We recognize that our associates, customers, and the communities we serve are diverse, and we seek to create an environment that values and appreciates different skills, experiences, and perspectives. We support this goal through associate training focused on workplace respect, collaboration, and inclusive engagement, as well as through associate resource groups ("ARGs") open to all associates that encourage professional development, mentoring, community involvement, cross-functional collaboration, and customer engagement. These efforts are designed to strengthen connections among our associates, our customers, and the communities in which we operate, consistent with our business objectives and applicable laws.

- *Workplace safety.* Safety is a foundational part of our culture, embedded in all aspects of how we run our business. Our Asset Protection department, and teams dedicated to Environmental, Health and Safety and Workplace Violence Prevention, operate with a commitment to "Safety First, Safety Always," with the shared understanding that a safe working environment is the responsibility of every associate. Through training and technology, we are able to implement measures that protect our associates and customers, and leverage predictive analytics to proactively identify and support stores in need of safety assistance. Furthermore, preventing incidents of workplace violence is a critical aspect of our safety program. Our comprehensive workplace violence prevention efforts focus on five foundational areas of training; investigation; response; prevention and community outreach.

- *Communication and engagement.* We believe that our associates are the most critical part of our business, and supporting an engaging culture where people can do their best work is a top priority for our leaders. In recent years we have added new channels to foster two-way dialogue and ensure we are listening to our associates and acting on their feedback. A comprehensive strategic communication plan has been put in place to ensure our associates across the organization hear directly from our executive leaders on a regular basis to remain aligned with key priorities. Our annual associate engagement survey and semiannual pulse survey assess and highlight areas of focus that are important to our people, providing managers with quantitative and qualitative feedback directly from their teams. Our robust associate engagement survey process includes action planning to have meaningful impact on our continued cultural evolution. In addition, associates are encouraged to use our ethics hotline, known as Integrity Matters, to report concerns that they may have. Integrity Matters is a confidential reporting tool managed by an independent third party.

The number of associates we employed as of January 31, 2026 is as follows:

	Store and Distribution Center Associates	Store Support Center Associates	Total
Full-time Associates	33,755	1,426	35,181
Part-time Associates	117,851	—	117,851
Total	151,606	1,426	153,032

Part-time associates work an average of less than 30 hours per week, and the number of part-time associates fluctuates depending on seasonal needs.

We consider our relationship with our associates to be good, and have not experienced significant interruptions of operations due to labor disagreements.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website at www.dollartree.com as soon as reasonably practicable after electronic filing of such reports with the Securities and Exchange Commission ("SEC").

Item 1A. Risk Factors

An investment in our common stock involves a high degree of risk. Any failure to meet market expectations, including our comparable store net sales growth rate, earnings and earnings per share or new store openings, could cause the market price of our stock to decline. You should carefully consider the specific risk factors listed below together with all other information included or incorporated in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. However, the risks and uncertainties that we face are not limited to those described below and those set forth in our SEC filings. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also arise. In such event, our business, financial condition, results of operations or prospects could be materially adversely affected.

Profitability and Operational Risks

Our profitability is vulnerable to cost pressures from increases in merchandise, shipping, freight and fuel, wages, benefits and other operating costs.

Future increases in costs such as the cost of merchandise, wage and benefit costs, ocean shipping rates, domestic freight costs, fuel and energy costs, tariffs and other trade-related measures, and store occupancy costs, whether due to inflation and economic conditions, government action, geopolitical tensions, or otherwise, would reduce our profitability. For example, we recently have experienced, and could continue to experience, increased merchandise costs associated with the tariff environment and related mitigation efforts. In addition, we have experienced increases in wage rates and labor costs, distribution costs, and unfavorable development in self-insured general liability claims in prior years, and we expect further increases in certain cost categories in fiscal 2026. In addition to pressures from a tight labor market, we recently have experienced increased labor costs in connection with our multi-price rollout. We also have incurred additional costs as a result of recent minimum wage increases by certain states and localities, and we expect additional minimum wage increases by states and localities in fiscal 2026.

We continue to expand and refine our multi-price assortment to deliver a broader, more relevant offering while preserving our foundational value proposition. Although our multi-price assortment has grown, the majority of our products are priced at $1.25, and 85% of products in the average Dollar Tree store are currently priced at $2.00 or less, and we generally have fewer price bands for our goods than other retailers. Accordingly, we may not be able to adjust our prices to effectively offset cost increases while providing expected value. Further, raising the price points of merchandise could cause customers to buy fewer products and affect our competitive position with other retailers.

Our ability to re-negotiate supplier terms, re-engineer products for efficiency, shift country of origin where it adds advantage or discontinue lower-margin or underperforming items, in addition to targeted retail price changes, in order to address a volatile cost environment is critical to maintaining our profitability levels. We can give no assurance that we will be able to successfully mitigate cost pressures, maintain our profitability and competitiveness and provide our customers with desirable merchandise and value that they expect in the future.

Risks associated with merchandise supply could adversely affect our financial performance.

We are dependent on our vendors, including direct ship vendors, to supply suitable merchandise in a timely and efficient manner at favorable costs. If a vendor fails to deliver on its commitments due to financial or other difficulties, or if we are unable to source an expanded assortment of appropriate product to meet our merchandising strategies, we could experience merchandise shortages which could lead to lost sales or increased merchandise costs if alternative sources must be used.

We rely on the timely availability of imported goods at favorable wholesale prices. Merchandise imported directly typically accounts for approximately 40% of total retail value purchases. In addition, we believe that a significant portion of our goods purchased from domestic vendors is imported. Imported goods are generally less expensive than domestic goods and result in higher profit margins. Any increase in the cost of our imported merchandise or a disruption in the flow of those goods for any reason could have an adverse impact on our operations and significantly decrease our profits. Disruptions or cost increases may result from factors such as:

- duties, tariffs or other measures that create barriers or restrictions on trade, including anti-dumping or countervailing duty orders or other trade-related sanctions and any retaliatory counter measures;

- raw material shortages, work stoppages, government restrictions, strikes and political unrest, including any impact on vendors or shipping arising from epidemics;

- economic conditions in the United States or abroad;

- geopolitical tensions, international disputes or conflicts, military confrontation, blockade, war, economic sanctions, piracy, acts of terrorism or other factors affecting international shipping traffic;

- changes in currency exchange rates or government policies and local economic conditions, including inflation (including energy prices and raw material costs) in the country of origin;

- potential changes to international trade agreements or the United States' trade policies or trade relations with other countries from which we source merchandise; and

- changes in leadership and the political climate in countries from which we import products and their relations with the United States.

Among our foreign suppliers, China is the source of the majority of our direct imports. In early 2025, the United States imposed a new tariff and trade policy, announcing significant additional tariffs on a wide variety of products originating from countries worldwide, including China, and other countries from which we import goods. Subsequently, there have been various updates and revisions to these tariffs and the United States' tariff policy, with some tariffs delayed or temporarily paused as country-specific agreements have been negotiated with certain countries. On February 20, 2026, the Supreme Court ruled that certain of the tariffs imposed under the International Emergency Economic Powers Act ("IEEPA") were unlawful. Following the Supreme Court's decision, the United States imposed new, temporary tariffs on imports from all countries under Section 122 of the Trade Act of 1974 and could take action to invoke other laws to collect tariffs. While the company has taken action to preserve its rights, there remains substantial uncertainty regarding the impacts of this decision on the availability, timing, and amount of potential refunds, if any, for the invalidated tariffs, the scope and duration of newly announced tariffs, and the possibility of further additional or modified tariffs or retaliatory actions.

The imposition of tariffs on imported merchandise or other actions against China or other countries from which we import goods, and any retaliatory actions or other responses by such countries, could negatively impact product availability or impair our ability to meet customer demand and could result in lost sales, an increase in our cost of merchandise or other adverse impacts on our operations, unless we are able to successfully offset or mitigate these impacts. We have actively implemented mitigation strategies to offset the impact of tariffs and other cost pressures by re-negotiating supplier terms, re-engineering products for efficiency, shifting country of origin where it adds advantage, discontinuing lower-margin or underperforming items and executing targeted retail price changes. We experienced increased costs during fiscal 2025 related to the implementation of these mitigation strategies, including significant labor and other discrete costs related to price changes, and our results could continue to be negatively impacted by tariffs and related measures in the future. We expect tariff volatility to persist in the near-term, and implementation costs associated with our mitigation strategies may continue to be experienced before the benefits from those efforts are expected to materialize. Further, there is no guarantee that we will be able to successfully mitigate the impact of tariffs through one or more of the foregoing strategies or that our customers will respond favorably to the implementation of these strategies. The competitiveness of our products could be reduced if our competitors are able to react quickly to changes in the tariff environment to increase the relative value of their products or are otherwise able to offset the impact of tariffs.

These direct and indirect impacts and the collective interaction of tariffs and other related measures, our mitigation strategies and those of our competitors, our customers' response and consumer behavior generally, and other factors, could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Department of Commerce recently has conducted investigations of anti-dumping and countervailing duties with respect to various goods we import from foreign countries. For example, based on determinations by the Department of Commerce and International Trade Commission, we accrued $25.0 million related to additional duties on paper plates imported during fiscal 2024. Any additional duties related to these or other goods that we import, including any imposed on a retroactive basis, could increase the cost of our imported merchandise and adversely impact our operations and profit margins. Please see "Our profitability is vulnerable to cost pressures from increases in merchandise, shipping, freight and fuel costs, wage and benefit and other operating costs" and Note 5 to our consolidated financial statements under the caption "Contingencies" for further discussion of the effect of costs on our operations.

Higher costs and disruptions in our supply chain could have an adverse impact on our sales and profitability.

Our success is dependent on our ability to import or transport merchandise to our distribution centers and deliver merchandise to our stores in a safe, timely and cost-effective manner. We are executing on a number of initiatives to modernize our distribution network, expand distribution center capacity, enhance warehouse management systems, and improve transportation systems. These initiatives are expected to increase our costs in the short term. In addition to our internal distribution network, we also rely heavily on third parties including ocean carriers and truckers. Some of the factors that have had and could have an adverse effect on our distribution network or costs are:

- *Efficient operations and management*. Distribution centers and other aspects of our distribution network are complex and difficult to operate efficiently. If we fail to execute properly, we may not be able to deliver merchandise at the quality and in the quantities and at the times demanded to successfully meet our customers' demand.

- *Distribution center capacity*. To support our growth initiatives, we are working to expand our distribution center capacity, including to replace that lost following the 2024 tornado that destroyed our Marietta, Oklahoma distribution center. In 2025, we purchased a distribution center outside of Phoenix, Arizona that we plan to open in 2026 and broke ground on a new distribution center in Marietta, Oklahoma that is expected to be fully operational by 2027. To the extent that we are unable to, or experience delays in, opening new distribution centers or otherwise expanding our capacity, our product availability, product mix, overall sales, and merchandise margins could be impacted.

- *Shipping costs*. While we experienced lower domestic and import freight costs in fiscal 2025, we expect those costs to increase in the future. We could experience increased freight costs due to shifts in country of origin to mitigate tariff impacts and increased spot market usage. Ocean shipping and other freight costs could increase because of the macroeconomic environment, armed conflicts and other geopolitical tensions, or other shocks or disruptions in the global supply chain. As freight contracts terminate or renew, our costs or benefits may lag changes in market rates based on the timing of freight contract terms. A significant increase in our freight costs could have a material adverse impact on our business and results of operations.

- *Trucking and fuel costs*. We have experienced in recent years, and could continue to experience, difficulties in sourcing adequate truck drivers, which could increase our costs or require us to increase our use of more expensive surge carriers to transport our merchandise. In addition, we could experience increased costs related to fuel prices due to ongoing conflicts in the Middle East and Ukraine and other geopolitical tensions.

- *Shipping disruptions*. We have experienced disruptions in the global supply chain, including issues with shipping capacity and port congestion, and could experience disruptions because of geopolitical tensions and other international events such as armed conflict, war, economic sanctions, cyberattacks, piracy or acts of terrorism. Tensions in the Persian Gulf and Red Sea and traffic restrictions through the Panama Canal caused global supply chain disruptions in recent years and may continue, which, along with ongoing conflicts in the Middle East, could increase ocean shipping costs, transit times and port congestion. Our receipt of imported merchandise has been and may in the future be disrupted or delayed because of these or other factors. Delays could potentially have a material adverse impact on future product availability, product mix, overall sales, and merchandise margins.

- *Labor disagreement*. Labor disagreements, disruptions or strikes, including at ports, rail networks, transportation companies, or other parts of our distribution network may result in lost sales due to shipping delays or disruptions in the delivery of merchandise to our distribution centers or stores and increase our costs.

- *Vulnerability to natural or man-made disasters, including climate change*. A fire, explosion or natural disaster at a port or any of our distribution or store support facilities could result in a loss of merchandise and increased costs and impair our ability to adequately stock our stores. Some of our facilities are in areas that are vulnerable to earthquakes, hurricanes, tornadoes or floods, such as the tornado that destroyed our Marietta, Oklahoma distribution center in 2024 and resulted in the loss of inventory and the facility itself as well as additional distribution and storage costs. In addition, the potential long-term impacts of a changing climate may be widespread and unpredictable and present the possibility of physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory changes and reputational considerations). For example, an increase in the severity and frequency of extreme weather events and patterns may increase our operating costs, disrupt manufacturing or our supply chain, change customer buying patterns, result in closures of our stores or distribution and store support centers and impede physical access to our stores.

- *Direct-to-store deliveries*. We rely on a limited number of suppliers for certain consumable merchandise, including frozen and refrigerated products. To the extent that supply chain disruptions and higher costs affect our suppliers, we may be subject to delays or reductions in deliveries and higher costs for merchandise.

Our growth is dependent on our ability to increase sales in existing stores.

Our strategic plan includes improvements in store productivity through initiatives to improve store standards and operational consistency, refresh and renovation programs, shelf productivity optimization, and elevated store execution and cleanliness. Our ability to drive traffic and increase sales in our existing stores is critical to our success and is dependent on a variety of factors, including merchandise quality, assortment, price, relevance and availability, marketing efforts, store operations and customer satisfaction. In addition, increased competition could adversely affect our sales. If our initiatives to improve store productivity are unsuccessful, our customers do not respond favorably to these initiatives, or we otherwise are unable to grow our sales or productivity in line with our expectations, our margins and profitability would be adversely affected.

Our growth is dependent on our ability to expand our square footage profitably.

Expanding our square footage profitably depends on a number of uncertainties, including our ability to locate, lease, build out and open or expand stores in suitable locations on a timely basis under favorable economic terms. We also open or expand stores within our established geographic markets, where new or expanded stores may draw sales away from our existing stores. Obtaining an increasing number of profitable stores is an ever-increasing challenge. In certain cases, we have obtained substantial numbers of leases from other retailers, either by assumption in bankruptcy or by sublease of their closed stores, which may subject us to risks relating to their creditworthiness, such as to the original landlords.

In addition, our expansion is dependent upon the company and its third-party developers' abilities to acquire land, obtain financing, and secure necessary permits and approvals. We have experienced higher construction, rent, commodity and other costs associated with the build-out of new stores and the renovation of existing stores. We have also experienced delays in new store openings and the renovation of existing stores due to inspection, permitting and contractor delays and limitations on the availability of certain fixtures and equipment. We anticipate these increased costs and delays may continue for the foreseeable future, which could adversely affect our sales and profitability. Further, we may not manage our expansion effectively, and our failure to achieve our expansion plans could materially and adversely affect our business, financial condition and results of operations.

Our sales and profitability are affected by our product assortment and customer response to the mix of products we sell.

Our success depends on our ability to select and obtain sufficient quantities of relevant merchandise at prices that allow us to sell such merchandise at profitable and appropriate prices, and to market such merchandise effectively to customers. We continue to expand and refine our multi-price assortment to deliver a broader, more relevant offering while preserving our foundational value proposition. However, if our value proposition does not meet customer expectations or we do not provide a selection of merchandise that is attractive to our customers, our products will be less desirable to our customers and our traffic and sales could suffer. Further, our failure to drive brand clarity and loyalty around our expanded product assortment could negatively affect our customer's perception of our value proposition or harm our reputation. In addition, the success of our business depends in part on our ability to anticipate, identify and respond promptly to evolving trends in consumer preferences. If we are unable to accurately predict the products that our customers will demand, implement competitive and effective pricing and marketing strategies, or timely and appropriately respond to changing demographics, consumer needs, preferences or spending patterns, then the demand for our products (including our higher-margin discretionary merchandise), our market share and our results of operations could be adversely affected.

In addition, our product mix is affected by the supply of goods and could be negatively impacted by various factors, including those described under "Risks associated with merchandise supply could adversely affect our financial performance" and "Higher costs and disruptions in our supply chain could have an adverse impact on our sales and profitability" within this "Item 1A. Risk Factors."

Changes in economic conditions or consumer spending habits could impact our sales or profitability.

A deterioration in economic conditions could reduce consumer spending or cause customers to shift their spending to products we either do not sell or do not sell as profitably. Adverse economic conditions such as a recession could disrupt consumer spending and significantly reduce our sales, decrease our inventory turnover, cause greater markdowns, or reduce our profitability due to lower margins. Other factors that could result in or exacerbate adverse economic conditions include inflation, higher unemployment, mortgage and interest rates, consumer debt levels, trade disputes, as well as adverse climate or weather conditions, worsening or new epidemics, terrorism, or international tensions, including armed conflict and economic sanctions. We believe that these macroeconomic factors, including inflationary pressures and higher interest rates, negatively affect our customers and impact our sales.

Furthermore, factors that could adversely affect consumer disposable income could decrease our customers' spending on products we sell most profitably. Over the past several years, we have experienced a shift in consumer purchasing from higher-margin discretionary merchandise to lower-margin consumable goods. Factors that could reduce our customers' disposable income and over which we exercise no influence include inflation in food, housing, fuel or other energy costs, increased unemployment, increases in mortgage and interest rates, lack of available credit, higher tax rates and other changes in tax laws, increasing healthcare costs, and changes in government subsidies such as unemployment and food assistance programs, including the Supplemental Nutrition Assistance Program ("SNAP"). If consumer spending on the goods we sell declines as a result, there could be a material adverse impact on our business and results of operations.

Many of the factors identified above that affect disposable income, as well as our cost of goods sold and our selling, general and administrative expenses, also affect our ability to implement our corporate strategy effectively and may have other adverse consequences which we are unable to fully anticipate or control, all of which may adversely affect our sales or profitability. We have limited or no ability to control many of these factors.

We face significant pressure from competitors which may reduce our sales and profits.

The retail industry is highly competitive with respect to price, customers, store locations, merchandise quality, product assortment, service offerings, customer service, shopping experience, product sourcing, labor, and market share. The marketplace is highly fragmented as many different retailers compete for market share by utilizing a variety of sales channels, store formats and merchandising strategies, including mobile and online shopping. Our ability to successfully differentiate ourselves depends on many competitive factors, including customer perceptions regarding our shopping experience, the safety and cleanliness of our stores, our ability to offer attractive products at affordable prices, and our in-stock levels. Further, to remain competitive, we may be required to change our product offerings or lower our prices, but our ability to do so may be limited or delayed with the result that we could see lower traffic or sales or reduced profitability.

We expect competition to increase in the future. There are no significant economic barriers for others to enter our retail sector. We compete with discount stores and many other retailers, including mass merchandise, warehouse club, grocery, drug, convenience, variety, online retailers, and certain specialty stores. Some of our current or potential competitors have greater financial, distribution, marketing and other resources than we do. In addition, the substantial growth in e-commerce and expanded availability of mobile, web-based and other digital technologies has encouraged the entry of many new competitors, new business models, and an increase in competition from established companies looking for ways to create convenient and competitive online or mobile shopping alternatives. While we have partnered with online personal shopping providers like Instacart and UberEats, some of our current and potential competitors have more significant online and mobile shopping platforms or other advances in technologies and capabilities (including artificial intelligence) than we currently do. We cannot guarantee that we will continue to be able to compete successfully against existing or future competitors, and we believe that doing so may require substantial capital expenditures, for example in technology. Our ability to effectively compete will depend upon our ability to successfully develop and execute on our strategic initiatives and to anticipate or respond effectively to competitive pressures, industry changes that may include mergers and acquisitions, technological advancements and changing customer preferences and shopping habits. If we fail to do so, it could adversely affect our operating results and financial condition. Please see "Item 1. Business" for further discussion of the effect of competition on our operations.

Our business is seasonal, and adverse events during the fourth quarter could materially affect our full-year financial results.

Our highest sales periods are during the Christmas and Easter seasons, and we generally realize a disproportionate amount of our net sales and our operating and net income during the fourth quarter. In anticipation, we stock extra inventory and hire many temporary employees to prepare our stores and help ship product from our distribution centers. Lead times for seasonal product purchases are longer and could result in inventory markdowns if sales do not meet expectations. Adverse events such as inclement weather or unfavorable economic conditions during the fourth quarter could cause a reduction in sales during these periods, which in turn could adversely affect our operating results, particularly operating and net income, to a greater extent than if a reduction occurred at other times of the year. Untimely merchandise delays due to receiving or distribution problems could have a similar effect. When Easter is observed earlier in the year, the selling season is shorter and, as a result, our sales could be adversely affected. Easter was observed on April 20, 2025, and will be observed on April 5, 2026.

Failure to protect our inventory or other assets from loss and theft may impact our financial results.

Risk of loss or theft of assets, including inventory shrinkage, is inherent in the retail business and has recently reached historically high rates. We have incurred increased costs, and could continue to incur increased costs, as we make investments in technology and personnel in an attempt to mitigate these risks. Despite our efforts, loss may be caused by error or misconduct of associates, customers, vendors or other third parties including through organized retail crime and professional theft, and may be further impacted by macroeconomic factors, including the enforcement environment, or may be the result of damage or destruction of our inventory by natural disasters. We have experienced charges in the past, and our inability to cost-effectively prevent and/or minimize the loss or theft of assets, or to accurately predict and accrue for the impact of those losses, could adversely affect our operating results.

We may stop selling or recall certain products for safety-related or other issues.

We may stop selling or recall certain products, including our private label brands and imported products, for safety-related or other issues, including product contamination, product content, improper manufacturing or distribution processes, improper testing, product mislabeling or product tampering. We may also stop selling or recall products if the products, the operations of our suppliers, or our operations violate applicable laws or regulations, including food, drug and cosmetic safety laws, or raise potential health and safety-related issues, including improper storage, product mishandling, contamination or other adulteration, or when products or their contents could cause injury, illness or death. Any recall may require significant management attention, and we could experience significant costs, lost sales, compliance or enforcement actions by governmental authorities which could result in fines or other penalties, and/or product liability legal claims and consumer lawsuits. Recalls may also subject us to public claims of false or deceptive advertising and other criticism. A significant product liability or other legal judgment against us, a regulatory enforcement action or a product recall could materially and adversely affect our reputation, financial condition and/or results of operations. Additionally, any product recall may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We could experience a decline in consumer confidence and spending because of concerns about the quality and safety of our products or our brand standards.

We could experience a decline in consumer confidence and spending if our customers become concerned about the quality and safety of the products we sell. Our privately sourced and control brand items are an important component of our product mix and our sales and profitability growth plans. Broad market acceptance of our private brands depends on many factors, including pricing, quality, customer perception, and timely development and introduction of new products. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product liability claims and product recalls; disruptions in raw material and finished product supply and distribution chains; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Failure to appropriately address these risks could materially and adversely affect our private brand initiatives, reputation, results of operations and financial condition.

We have risks related to the security of our facilities including risks of personal injury to customers or associates.

We operate stores and other facilities in locations subject to a risk for crimes of break-ins, theft, property damage, and interpersonal violence, which may include an active shooter or mass casualty/damage event. While we have instituted programs aimed at reducing these risks, particularly of workplace violence, no security or safety program is 100% effective, and there is a risk that they will not prevent the occurrences of such crimes or related harms. Any such incidents of violence could have a negative effect on our business, financial condition, results of operations, associate relations or customer reputation.

Our business could be adversely affected if we fail to manage our organizational talent and capacity, including attracting and retaining qualified associates and key personnel.

Our growth and performance are dependent on the skills, experience and contributions of our associates, executives and key personnel. At our stores and distribution centers, we must recruit, develop, train, and retain qualified associates in relatively large numbers, while also working to decrease turnover in these positions. Our ability to meet labor needs while controlling costs is subject to many external factors, including competition for and availability of qualified personnel, unemployment levels, wage rates and salary levels (including the heightened possibility of increased federal, state and/or local minimum wage rates/salary levels), health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs), labor activism, associate safety issues, associate expectations and productivity, and our reputation and relevance within the labor market. If we are unable to attract, develop and retain adequate numbers of qualified associates, our operations, customer service levels, legal and regulatory compliance, and support functions could suffer. Further, our stores are typically staffed with relatively few associates, which increases our exposure to the foregoing risks. In addition, to the extent a significant portion of our associate base unionizes, or attempts to unionize, our labor and other related costs could increase. The potential financial impact of union organization is further compounded by the possibility of federal agencies adopting or imposing changes to existing labor law that could facilitate union organizing. We currently do not have any employees represented by unions. Our ability to pass along labor and other related costs to our customers is constrained by our pricing model, and we may not be able to offset such increased costs elsewhere in our business.

Successful execution of our plans and strategies also depends on the efforts of key management personnel. The labor market for these executives and other key personnel is nationwide in scope and intensely competitive. The loss of such personnel, or the inability to hire, train, motivate and retain them, or to manage changes to our organizational structure and capacity, could, at least temporarily, have an adverse effect on the company's operating results and financial condition. In addition, failure to develop an adequate succession plan for senior positions could reduce our organizational capabilities and competitive advantage during a transition. We recently have experienced turnover in senior positions, which, in addition to organizational changes related to our sale of the Family Dollar business, can disrupt progress in implementing business strategies, result in a loss of institutional knowledge, cause greater workload demands for remaining team members and divert attention away from key areas of the business, or otherwise negatively impact the company's growth prospects or future operating results.

We rely on third parties in many aspects of our business, which creates additional risk.

Due to the scale and scope of our business, we must rely on relationships with third parties, including our suppliers, distributors, landlords, contractors, and external business partners. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to the company or substantial disruptions in the relationships between the company and these third parties could adversely impact our operations and financial results. Additionally, while we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

Risks Relating to Our Strategic Initiatives

We may not be successful in executing important strategic initiatives, which may have an adverse impact on our business and financial results.

We continue to execute on a number of strategic initiatives to accelerate profitable growth for Dollar Tree as a standalone banner following the sale of Family Dollar. During 2025, we outlined our strategic plan designed to reinforce our core brand promise—value, convenience, and discovery—while improving operating leverage and returns over time. Those initiatives include, among others:

- Expanding and refining our multi-price assortment to deliver a broader, more relevant offering while preserving the foundational value proposition of Dollar Tree;

- Managing costs with agility, including our strategies to mitigate tariffs and inflationary pressures, manage operating expenses, and reduce corporate SG&A as a percentage of sales;

- Continuing new store growth, as well as improving store standards and operational consistency through refresh and renovation programs, shelf productivity optimization, and initiatives to elevate store execution and cleanliness;

- Expanding and modernizing our distribution network, enhancing warehouse management systems, and improving our transportation systems; and

- Modernizing our technology platform, replacing legacy systems, and enhancing our mobile app, human capital management systems, supply chain platforms, and data analytics capabilities.

We may not be successful in executing or achieving the anticipated benefits of these important strategic initiatives, which may not result in the desired growth or impacts on our traffic and basket size, sales, operating leverage, costs, profitability or other results. The implementation, timing and results of these complex strategic initiatives are subject to various risks and uncertainties, which may require that we make significant estimates and assumptions in our planning. The success of these initiatives depends, among other things, on our ability to execute and scale these initiatives consistently across a large, geographically diverse store and distribution footprint and, ultimately, customer receptiveness and acceptance. If our initiatives, including our expanded multi-price offerings, do not appeal to our customers, or if we are unable to consistently meet our brand execution promises in a cost-effective manner, we may experience a loss of customer confidence or lost sales, which could adversely affect our reputation and results of operations.

These initiatives also place significant demands on our accounting, financial, information technology, and other systems, and on our business overall. We are dependent on our management's ability to oversee these initiatives effectively and implement them successfully. If our estimates and assumptions about our initiatives are incorrect, or if we miscalculate or misalign the resources or time we need to complete them or fail to execute on them effectively, our pursuit of these initiatives may increase our costs and reduce our margins and profitability.

To be effective, our strategies have and will continue to require significant investment in cross-functional operations and management focus, along with supporting investments. Our strategies include managing operating expenses and reducing corporate SG&A as a percentage of sales, while also implementing other initiatives to invest in our business. We may incur implementation or other costs associated with these initiatives before the benefits from those efforts can materialize. If we are unable to attract and retain employees or contract with third parties having the specialized skills needed to support our efforts, or implement our strategic initiatives and improvements to systems in a timely and cost-effective manner, our ability to compete and our results of operations could be adversely affected.

A failure to properly execute our plans and business strategies, delays in executing our plans and business strategies, increased costs associated with executing on our plans and business strategies, or failure to identify alternative strategies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We may not achieve the anticipated benefits of the sale of the Family Dollar business.

Following the sale of the Family Dollar business, our operational and financial profile changed significantly, with the Dollar Tree banner comprising substantially all of our retail operations. Accordingly, our company following the sale is smaller and less diversified, such that our results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility and vulnerability to changing market conditions.

The sale of our Family Dollar business and other recent strategic initiatives have also entailed significant changes across our organizational structure, senior leadership, culture, functional alignment, outsourcing and other areas. These changes have been and could continue to be disruptive to our business operations. Further, there can also be no assurance that unbudgeted or stranded costs or dis-synergies of the Family Dollar sale will not exceed our expectations or the anticipated benefits of the transaction. In addition, we agreed to indemnify the purchaser for losses arising from certain liabilities of the Family Dollar business arising before the sale. Any of the foregoing could have a material adverse effect on our business or results of operations.

We also have continuing obligations to Family Dollar pursuant to transition services or other agreements through which we continue to provide certain services to Family Dollar for 18 months following the date of sale. This has required, and could continue to require, significant management and operational resources which could reduce our ability to fully realize cost savings and efficiency initiatives that we would otherwise be able to implement. While we are receiving payment for the transition services that we provide, we may not be able to recoup all of the underlying costs.

We could incur losses due to impairment of goodwill and other long-lived assets.

Under U.S. generally accepted accounting principles, we review our long-lived assets for impairment whenever economic events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Identifiable intangible assets with an indefinite useful life, such as goodwill, are not amortized but are evaluated annually for impairment. An evaluation is also performed if events or circumstances indicate that impairment could have occurred.

Should we experience business challenges or significant negative industry or general economic trends, we could recognize impairments to our goodwill and other long-lived assets. We monitor key assumptions and other factors utilized in our impairment analysis, and if business or other market conditions develop that are materially different than we currently anticipate, we will conduct an additional impairment evaluation. Any reduction in or impairment of assets will result in a charge against earnings, which could have a material adverse impact on our reported results of operations and financial condition.

We make estimates and assumptions in connection with the preparation of our consolidated financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations.

In connection with the preparation of our consolidated financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Please refer to "Critical Accounting Estimates and Assumptions" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our estimates are often based on complex judgments, probabilities and assumptions that management believes to be reasonable, but that are inherently uncertain and unpredictable and subject to changing conditions and other factors beyond our control. Accordingly, actual results could be significantly different from these estimates.

For example, our liabilities related to our self-insurance programs, which include general liability claims, are estimates that require judgment and the use of assumptions. As a result of unfavorable developments due to the rising costs to reimburse, settle, or litigate claims related to customer accidents and other incidents at our stores, our actuarially determined liabilities were increased during 2024 and 2025, contributing to increases in our general liability claim expenses of $20.4 million and $33.6 million, respectively, compared to the prior year. Should these or any other estimates and assumptions change, it could adversely affect our results of operations.

Cybersecurity and Technology Risks

For additional discussion of the company's cybersecurity posture, including risk management and governance, please see "Item 1C. Cybersecurity."

We rely on computer and technology systems in our operations, and any material failure, inadequacy, or interruption of those systems, including because of a cyberattack, could harm our ability to effectively operate and grow our business and could adversely affect our financial results.

We rely extensively on our computer and technology systems and, in certain cases, those of third-party service providers to support nearly all key functions in our business, including managing inventory, operating our stores, processing credit card and customer transactions, managing our customer and associate relationships and summarizing results. Our ability to effectively manage our business and coordinate the distribution and sale of our merchandise depends significantly on the capabilities, confidentiality, integrity and availability of these systems and on our ability to successfully acquire and integrate upgraded or replacement systems as needed to support our business requirements and strategic initiatives. We also rely on third-party providers and platforms for many of these computer and technology systems and support.

Although we have operational safeguards in place, they may not be effective in preventing the failure of these systems or platforms to operate effectively and be available to us. This may be as the result of deliberate breach in the security of these systems or platforms by bad actors, including through malicious software, ransomware and other cyberattacks, which may originate from state actors and may increase during times of international tensions. Such incidents have occurred, including with respect to our third-party vendors, although without material impact to date. Failures may also be caused by various other factors, including power outages, catastrophic events, physical theft, computer and network failures, inadequate or ineffective redundancy, obsolescence or failure of vendor support, flaws in third-party software or services, errors or improper use by our employees or third-party service providers.

To support the growth of our business, we are making substantial investments in our information technology systems, including updating or replacing legacy systems. Certain of our existing infrastructure is comprised of complex legacy technologies with limited flexibility, inconsistencies, manual workarounds and other inefficiencies. These systems require time and investment to upgrade without material disruptions to our business. Further, transitioning to these new or upgraded processes and systems requires significant capital investments and personnel resources. Implementation is also highly dependent on the coordination of numerous associates, contractors and software and system providers. While these efforts have resulted in improvements to our operational systems, we expect to continue to incur expenses to implement additional improvements and upgrades to our systems. Many of these expenditures have been and may continue to be incurred in advance of the realization of any direct benefits to our business. We cannot guarantee that we will be successful at improving our operational systems, or that our efforts will result in the anticipated benefits to us. We may also experience difficulties in implementing or operating our new or upgraded operational or technology systems, including, but not limited to, ineffective or inefficient operations, significant system failures, system outages, delayed implementation and loss of system availability, which could lead to increased implementation and/or operational costs, loss or corruption of data, delayed shipments, excess inventory and interruptions of operations resulting in lost sales and/or profits. If our information technology systems, upgrades and associated change management are not adequate to support our business and our strategic initiatives, our financial condition and results of operations could be adversely affected, and our business may become less competitive.

The potential unauthorized access to our systems could disrupt operations or lead to the theft of data which may violate privacy laws and could damage our business reputation, subject us to negative publicity, litigation and costs, and adversely affect our results of operations or financial condition.

Many of our information technology systems, such as those we use for our point-of-sale, web and mobile platforms, including online and mobile payment systems, and for administrative functions, including human resources, payroll, benefits, accounting, and internal and external communications, contain personal, financial, health-related or other confidential information that is entrusted to us by our customers and associates as well as proprietary and other confidential information related to our business and suppliers.

We are exposed to persistent and substantial risks from cybersecurity threats, as the number of cyberattacks targeting retailers and corporate networks grows, and the volume, intensity and sophistication of attempted attacks, intrusions and threats from around the world increase daily. The continued evolution and increased usage of artificial intelligence technologies may further increase these risks. Both we and our vendors have experienced data security incidents; however, to date, these incidents have not been material to our results of operations. The security measures that we and/or our third-party partners put in place cannot provide absolute security to prevent harm to our systems or safeguard our customers' personal information (including debit and credit card information), our associates' private data, suppliers' data, and our business records and intellectual property and other sensitive information.

Cybercriminals, who may include well-funded state actors or organized criminal groups, are rapidly evolving their cyberattack techniques and tactics, which are becoming increasingly more sophisticated and challenging to detect. We and/or our third-party vendors may be vulnerable to and unable to anticipate, detect, and appropriately respond to cybersecurity attacks, including data security breaches and data loss.

We are also subject to laws and regulations in various jurisdictions in which we operate regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data of customers, associates, or others. These laws permit regulators to assess potentially significant fines for data privacy violations and may create a right for individuals to bring class action suits seeking damages for violations. Our efforts to comply with consumer privacy laws and other similar privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could incur substantial penalties or be subject to litigation related to violation of existing or future data privacy laws and regulations.

Likewise, we are subject to the Payment Card Industry Data Security Standards ("PCI-DSS") which is mandated by the card brands and administered through the Payment Card Industry Security Standards Council. As a Level 1 Merchant, we are subject to assessment and attestation for PCI-DSS compliance on an annual basis. A failure to meet and maintain compliance with PCI-DSS requirements could result in our inability to continue to accept credit cards as a form of payment, which would materially impact our ability to sell our products. In addition, our credibility and reputation within the business community and with our customers may be affected, which could result in our customers discontinuing the use of debit or credit cards in our stores or not shopping in our stores altogether. Non-compliance with PCI-DSS requirements also may subject us to recurring and accumulating fines until compliance is achieved. Considerable investments to strengthen our information security could also be required should we ever be deemed to be non-compliant. We are currently in compliance with the PCI-DSS standards.

Moreover, significant additional capital investments and other expenditures could also be required to continue to strengthen our overall cybersecurity posture and prevent future security breaches, including costs associated with additional security technologies, personnel, experts and services (e.g., notification and credit-monitoring services) for those whose data has been breached. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems.

The unavailability of information technology systems on which we rely or the failure of those systems or software to perform as required to support our business needs for any reason and any inability to respond to, or recover from, such events, could disrupt our business, decrease performance, and increase overhead costs. If we, our vendors, or other third parties with whom we do business experience significant data security incidents or fail to detect and appropriately respond to significant incidents, we could be subject to negative publicity, costly government enforcement actions or private litigation and increased costs. In addition, our customers could lose confidence in our ability to protect their information, stop using our applications or other programs, or stop shopping with us altogether. Any of these factors could have a material adverse effect on our reputation, results of operations or financial condition.

We use, and may over time increase the usage of, artificial intelligence and machine learning in our business, and challenges with properly managing its use could adversely affect our business.

We utilize artificial intelligence-enabled technologies in our business, and advancements in technology may allow us to expand the use or applications of artificial intelligence, including generative artificial intelligence, into key operational and/or administrative aspects of our business in the future. Our competitors or other third parties may incorporate artificial intelligence into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the types of information that artificial intelligence applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Furthermore, generative artificial intelligence presents emerging ethical issues and could negatively impact our customers and associates. If our use of generative artificial intelligence becomes controversial or is inaccurate or ineffective, our reputation and competitive position could be adversely affected. The rapid evolution of artificial intelligence, including potential government regulation of artificial intelligence, may require significant resources to develop, test and maintain our implementations of artificial intelligence.

Legal and Regulatory Risks and Related Considerations

Legal proceedings may adversely affect our reputation, business, results of operations or financial condition.

Our business is subject to the risk of litigation and other proceedings involving associates, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, derivative actions, governmental investigations, administrative proceedings, regulatory actions, arbitrations or other similar actions.

In addition, our operations and/or the products we sell are subject to regulatory oversight by the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Agriculture, the Occupational Safety and Health Administration, states' attorneys-general, and other federal, state, local and applicable foreign governmental authorities. Where such authorities believe that we have failed to comply with applicable regulations and/or procedures, they may require prompt corrective action, and/or proceed directly to other forms of enforcement action, including the imposition of operating restrictions, including a ceasing of operations in one or more facilities, enjoining and restraining certain violations of applicable law pertaining to products, seizure of products, assessing civil or criminal sanctions or penalties, and requiring enhancements to our compliance programs or reporting requirements. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively selling our products and could have a material adverse effect on our business, financial condition and/or results of operations.

Our products could also cause illness or injury, harm our reputation, and subject us to litigation. Product liability, personal injury, consumer protection or other claims may be asserted against us relating to product adulteration, product tampering, mislabeling, recall and other safety issues with respect to the products that we sell, or with respect to our handling or storage of such products. Recent such matters have led to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses. A significant product liability, consumer fraud, or other legal judgment against us, a related regulatory compliance or enforcement action or a product recall could materially and adversely affect our reputation, financial condition and/or results of operations. Moreover, even if a product liability, consumer fraud or other claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against the products we sell could materially and adversely affect our reputation. We seek but may not be successful in obtaining contractual indemnification from our vendors, where appropriate, or insurance coverage, and if we do not have adequate contractual indemnification or insurance available, such claims could adversely affect our business, financial condition and/or results of operations. Our ability to obtain the benefit of contractual indemnification from vendors may be hindered by our ability to enforce contractual indemnification obligations against such vendors, for example because the vendors are overseas or lack financial resources. Our litigation-related expenses could increase as well, which also could have a materially negative impact on our financial condition and/or results of operations even if a claim is unsuccessful or is not fully pursued.

The outcome of such matters is often difficult to assess or quantify. Plaintiffs in these types of lawsuits or proceedings may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, certain of these matters, if decided adversely to us or settled by us, may result in an expense that may be material to our consolidated financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. If we experienced a material loss arising from these matters, we could also become subject to shareholder derivative suits and securities litigation. The cost to defend current and future litigation or proceedings, including arbitrations, may be significant. There also may be adverse publicity associated with litigation, including litigation related to product or food safety, customer information and environmental or safety requirements, which could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

For a discussion of current legal matters, please see "Item 3. Legal Proceedings" and Note 5 to our consolidated financial statements under the caption "Contingencies."

Our failure to comply with applicable law, or to adequately respond to changes to such laws, could increase our expenses, expose us to legal risks or otherwise adversely affect us.

We operate in an increasingly regulated environment across a large and diverse geographic footprint, and we devote substantial resources to ensure effective compliance with numerous and frequently changing laws and regulations. The complexity of this regulatory environment and related compliance costs continue to increase due to additional legal and regulatory requirements, our expanding operations, new strategic initiatives, and increased regulatory scrutiny and enforcement efforts. For example, our continued expansion of multi-price product assortments and retail price changes, in addition to increased scrutiny of retailers by local, state and federal agencies, has resulted in increased regulatory and legal risks regarding pricing and price clarity. New or revised laws, regulations, orders, policies and related interpretations and enforcement practices, including product and food safety, marketing, labeling or pricing; information security and privacy; artificial intelligence; labor and employment; employee wages and benefits; health and workplace safety (including Occupational Safety and Health Administration rules); imports and customs; taxes; anti-bribery; sustainability; and environmental compliance, may significantly increase our expenses or require extensive system and operating changes that could materially increase our cost of doing business.

If our programs do not adequately anticipate regulatory expectations or requirements, or if we fail to appropriately design and maintain an effective enterprise compliance program and system of controls to prevent and detect non-compliance, including implementing and communicating a strong culture of compliance, there is a possibility any failure to comply with applicable laws and regulations would subject us to enhanced legal risks and adverse outcomes. Violations of applicable laws and regulations or untimely or incomplete execution of a required product recall can result in significant penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines), class action or other litigation, governmental investigation or action and reputational damage. The failure to properly manage our overall compliance program and fully comply with our obligations could adversely affect our ability to conduct business, result in significant fines and other penalties, damage our brand and reputation, and negatively impact our financial position and results of operations.

New laws and regulations could have an adverse effect on our business. For example, various municipalities have begun regulating the placement or proximity of our stores or may place requirements on labor relations or the types of products we sell. In addition, the adoption by certain jurisdictions of new or expanded environmental laws and regulations could significantly increase our operating or merchandise costs or reduce the demand for our products. These laws and regulations may include, but are not limited to, requirements relating to hazardous waste materials, recycling, single-use plastics, so-called "chemicals of concern," extended producer responsibility, use of refrigerants, carbon pricing or carbon taxes, product energy efficiency, animal welfare standards and product labeling.

In addition, significant changes in laws or regulations that impact our relationship with our workforce, in areas such as wage and hour, health care, scheduling and leave, labor relations or workplace safety, could increase our expenses and adversely affect our operations. An increase in federal corporate tax rates also could adversely affect our profitability. Changes in other regulatory areas, such as consumer credit, privacy and information security, product and food safety, energy or environmental protection, international labor protections, and tariff and other trade restrictions, among others, could cause our expenses to increase or result in product recalls.

Our business is subject to evolving disclosure requirements and expectations with respect to social, environmental, and similar matters that could expose us to numerous risks.

Our business faces increasing public scrutiny related to corporate social responsibility, environmental concerns, governance and related practices. We risk damage to our brand and reputation, including risk to our plans for profitable growth, if we fail to act responsibly or in line with regulatory and stakeholder expectations in a number of areas, such as worker safety and welfare, human rights, associate relations, environmental stewardship, support for local communities, and corporate governance and transparency. Negative reputational incidents could impact the value of our brand, the cost of our operations and relationships with associates, customers or investors, all of which could adversely affect our business and results.

The rules, regulations and expectations of regulators, customers, investors, associates, and other stakeholders with respect to these matters continue to evolve. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. Developing and acting on such initiatives, and collecting, measuring, and reporting related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards. For example, compliance with California's recently implemented climate-related and extended producer responsibility reporting requirements, and similar proposals by state regulators and other regulatory bodies, could be costly, difficult and time consuming, especially as reporting standards are still evolving. We may also communicate certain initiatives and goals regarding environmental matters, culture and belonging, responsible sourcing and social investments and other related matters, in our SEC filings or in other public disclosures. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy, or completeness of the disclosure. Further, statements about our related initiatives and goals, and progress toward those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to mature, and assumptions that are subject to change in the future. Any failure, or perceived failure, to meet any of our published initiatives or goals, which often may be outside of our control, could adversely affect public perception of our business, associate retention or recruiting, business opportunities, or customer, vendor or shareholder support.

Further, as the rules, regulations and expectations continue to evolve, our stakeholders may have differing views. For example, we may face criticism as a result of diverging sentiment among governmental authorities, regulators, customers, investors, associates, or other stakeholders. Scrutiny, or the perception that our efforts are too ambitious or misdirected, could expose us to the risk of litigation, investigations or challenges by federal or state authorities, injunctions or penalties, cause reputational harm, or adversely affect the ability of certain fund investors to hold our stock. Federal and state regulations may establish differing standards or mutually exclusive requirements. These evolving and divergent expectations may make it difficult for us to satisfy all regulatory and stakeholder expectations.

If we are unable to meet our social- or environmental-related goals or evolving and divergent stakeholder expectations and industry standards, if our related data, processes and reporting are incomplete or inaccurate, or if our efforts around issues of concern are perceived as insufficient or too ambitious, consumers may choose to stop purchasing our products or purchase products from a competitor, and our reputation, business or financial condition may be adversely affected.

Risks Relating to Indebtedness and Our Common Stock

Our inability to access credit or capital markets, a downgrade of our credit ratings and/or increases in interest rates could negatively affect our financing costs, results of operations and financial condition.

We rely on internally generated funds and borrowings under our credit facilities and commercial paper program to fund our seasonal working capital requirements for existing and new stores, distribution network programs and other capital projects.

Our continued access to financial markets depends on multiple factors, including market conditions, our operating performance and our credit ratings. Changes in the credit and capital markets, including as a result of financial market disruptions, rising interest rates, bank failures or other macroeconomic conditions, could increase the cost of financing or restrict our access to these potential sources of future liquidity. Further, our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of financing. Our ratings reflect the opinions of the ratings agencies of our financial strength, operating performance and ability to meet our debt obligations. A downgrade in our credit ratings could limit our access to credit and capital markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our debt agreements and would likely significantly increase our overall financing costs and adversely affect our results of operations.

If we are unable to access financial markets when needed, on favorable terms or at all, whether to refinance our existing indebtedness on or before maturity or to fund our capital expenditures or working capital needs not satisfied by cash flows from operations, our results of operations or financial condition could be materially and adversely affected.

In addition, we have exposure to future interest rates based on variable rates under our revolving credit facility and issuances under our commercial paper program and to the extent we raise additional debt in the capital markets to meet maturing debt obligations or otherwise. Significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Our business or the value of our common stock could be negatively affected as a result of actions by shareholders.

We value constructive input from investors and regularly engage in dialogue with our shareholders regarding strategy and performance. The Board of Directors and management team are committed to acting in the best interests of all our shareholders. There is no assurance that the actions taken by the Board of Directors and management in seeking to maintain constructive engagement with our shareholders will be successful. Shareholders who disagree with our strategy or the way we are managed may seek to effect change in the future, through various strategies that could include private engagement, publicity campaigns, proxy contests, and litigation. Responding to these actions may be costly and time-consuming, disrupt our operations, divert the attention of our Board of Directors, management, and associates, and impact our relationship with investors, vendors, and other third parties. Shareholder engagement also may result in changes to our business plans, operations, strategies, initiatives, governance, management, and risk factors. The perceived uncertainty as to our future direction resulting from these actions of shareholders could also affect the market price and volatility of our common stock.

The price of our common stock is subject to market and other conditions and may be volatile.

The market price of our common stock may fluctuate significantly in response to a number of factors. These factors, some of which may be beyond our control, include the perceived prospects and actual results of operations of our business; changes in estimates of our results of operations by analysts, investors or us; trading activity by our large shareholders; trading activity by sophisticated algorithms (high-frequency trading); speculation about our business in the press or the investment community; investor perceptions of the retail industry or us; our actual results of operations relative to estimates or expectations; actions or announcements by us or our competitors; litigation and judicial decisions; legislative or regulatory actions or changes; geopolitical tensions or major catastrophic events; inflation, monetary policy and changes in general economic or market conditions affecting the retail industry or the economy generally. In addition, the stock market in general has from time-to-time experienced extreme price and volume fluctuations. These market fluctuations could reduce the market price of our common stock for reasons unrelated to our operating performance.

Certain provisions in our Articles of Incorporation and By-Laws could delay or discourage a change of control transaction that may be in a shareholder's best interest.

Our Articles of Incorporation and By-Laws contain provisions that may delay or discourage a takeover attempt that a shareholder might consider in his/her best interest. These provisions, among other things, provide that only the Board of Directors, the chairman or vice chairman of the Board, the chief executive officer or shareholders who own 15% or more of the outstanding shares of our common stock may call special meetings of the shareholders; establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings; and permit the Board of Directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock. However, we believe that these provisions allow our Board of Directors to negotiate a higher price in the event of a takeover attempt which would be in the best interest of our shareholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We understand the importance of cybersecurity in maintaining the confidentiality, integrity, and availability of our systems and data. Our business operations leverage information technology infrastructure and third-party vendors and systems which makes us susceptible to various cyber threats. We have implemented a comprehensive cybersecurity risk management program to mitigate these risks and safeguard our assets.

We have measures in place to prevent, detect, and manage material risks from unauthorized access to our electronic information systems. These include various controls, technologies, and processes that protect confidential, proprietary, business and personal information that we collect, process, store, and transmit as part of our business operation.

We also consider cybersecurity, along with other business risks, within our enterprise risk management framework. Our assessment, identification and management of cybersecurity and data privacy risks are reported as part of our regular enterprise risk assessments, security audits and risk management programs. In addition, we leverage recognized consulting firms to conduct application security and penetration testing assessments annually. We also require employees with access to information systems, including all corporate employees, to undertake cybersecurity training and compliance programs annually.

Our cybersecurity program utilizes the National Institute of Standards and Technology framework along with risk-based analysis and judgment, to choose the most effective security controls to address potential risks. We consider various factors such as likelihood and severity of risk, impact on our organization and others if a risk materializes, feasibility and cost of controls, and the effects of controls on our operations and others.

Because we rely on third-party providers and platforms for many of our computer and technology systems and support, we use a variety of processes and tools to address cybersecurity threats related to the use of third-party technology and services, including pre-acquisition diligence, imposition of contractual obligations, and performance monitoring. As a part of our monitoring, we regularly obtain System Organization and Control Reports (SOC Reports) for key third-party systems.

As part of our overall strategic initiatives, we have made investments in internal and external resources to support and enhance our technology infrastructure over the next several years. As part of this technology transformation, we plan to continue to invest in our information security team, enhance our cyber response plan and data privacy policies and evolve our third-party risk management program.

No material cybersecurity incidents occurred in fiscal 2025, but future incidents cannot be predicted. Additionally, in "Item 1A. Risk Factors" under the heading "Cybersecurity and Technology Risks," forward-looking cybersecurity threats that could have a material impact on our business are discussed. Those sections of Item 1A should be read in conjunction with this Item 1C.

Although we have operational safeguards in place, we still face significant risks from cybersecurity threats, as the number of cyberattacks targeting retailers and corporate networks grows, and the volume, intensity and sophistication of attempted attacks, intrusions, and threats from around the world increase daily. We (and third parties upon whom we rely) may be unable to implement security controls fully, continuously, and effectively as intended. As described above, we utilize a risk-based approach that focuses on proactively preventing security risks followed by prompt detection and containment of risks identified. Security controls, no matter how well designed or implemented, may only mitigate, and not fully eliminate risks. In addition, events, when detected by security tools or third parties, may not always be immediately understood or acted upon. If our technology systems, networks, or information are compromised by malicious software, ransomware, or other cyberattacks, we could lose critical data or confidential information of our customers, vendors or associates, experience disruptions in our ability to distribute and sell merchandise and manage inventories, incur substantial remediation costs and/or become subject to negative publicity, costly government actions or litigation.

Notwithstanding the deliberate approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured.

Governance

Our Audit Committee, which includes a member with cybersecurity experience, oversees our management of risks relating to information security and data privacy. At least semiannually, the Audit Committee is responsible for reviewing and discussing our risk exposures related to information security and data privacy with management. These management updates are designed to inform the Audit Committee of any potential risks relating to information security or data privacy and any relevant mitigation or remediation tactics being implemented. In addition, as part of our regular enterprise risk management assessments, cybersecurity risks are reported to and assessed by the Enterprise Risk Committee, comprised of senior leadership from key business functions.

To more effectively prevent, detect and respond to information security threats, we have a dedicated Chief Information Security Officer ("CISO") whose team is responsible for our overall information security, cyber risk, and business continuity. The CISO brings over 25 years of extensive experience in information technology and information security and serves as the designated executive leader for cyber or data-related incident response activities. Our CISO's experience includes leading cybersecurity programs for Fortune 100 companies.

In addition to the CISO, the Chief Information Officer and Chief Legal Officer are responsible for overseeing risks related to cybersecurity and data privacy. Our Chief Information Officer's experience includes more than 25 years of leading all information technology strategies and operations and oversight of IT systems for various Fortune 100 companies, and our Legal Department has personnel specializing in data privacy and cybersecurity who assist our team in assessing and managing cybersecurity risks.

We have a Cybersecurity Incident Response Plan that is integrated into our crisis management program. The plan provides protocols for evaluating and responding to cybersecurity incidents, including incident disclosure and reporting, notification to senior management and relevant committees, and meeting external reporting obligations. The plan is reviewed and updated regularly by our CISO and Chief Legal Officer to ensure its continued effectiveness. We periodically perform tabletop exercises where we conduct walkthroughs of cyber incident situations to test our response plan, and we plan to continue testing on a periodic basis going forward.

Item 2. Properties

As of January 31, 2026, we operated approximately 9,000 stores across the contiguous United States and the District of Columbia and approximately 275 stores within seven Canadian provinces, with stores predominantly ranging from 8,000 - 10,000 selling square feet. For additional information on store counts and square footage for the last three fiscal years, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Overview."

We lease substantially all of our stores and expect to lease substantially all of our new stores as we expand. Our leases typically provide for a short initial lease term, generally between five and ten years, with options to extend. We believe this leasing strategy enhances our flexibility to pursue various expansion opportunities resulting from changing market conditions. As current leases expire, we believe that we will be able to obtain lease renewals, if desired, for present store locations, or to obtain leases for equivalent or better locations in the same general area.

Our network of distribution centers is strategically located throughout the United States to support our stores. As of January 31, 2026, we operated 16 distribution centers in the United States occupying a total of 15.0 million square feet. Except for 0.4 million square feet of our distribution center in San Bernardino, California and short-term leases for offsite facilities, all of our distribution center capacity in the United States is owned.

Distribution services in Canada are provided by a third party from two facilities, one in British Columbia and one in Ontario.

Our store support center in Chesapeake, Virginia is located in an approximately 0.5 million square foot office tower that we own.

For more information on financing of our new, expanded and renovated stores, and distribution centers, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Funding Requirements."

Item 3. Legal Proceedings

From time to time, we have been involved in litigation and other proceedings, including matters related to commercial disputes, as well as trade, regulatory and other claims related to our business. For information regarding legal proceedings in which we are involved, please see Note 5 to our consolidated financial statements under the caption "Contingencies." For a further description of certain of these matters and their impact, see "Item 1A. Risk Factors": "Legal proceedings may adversely affect our reputation, business, results of operations or financial condition" and "Our failure to comply with applicable law, or to adequately respond to changes to such laws, could increase our expenses, expose us to legal risks or otherwise adversely affect us."

Item 4. Mine Safety Disclosures

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on **The Nasdaq Global Select Market**® under the symbol "DLTR." As of March 12, 2026, we had 1,823 shareholders of record.

Issuer Purchases of Equity Securities

We periodically repurchase shares of our common stock under share repurchase programs authorized by our Board of Directors. In July 2025, our Board of Directors replenished the Company's share repurchase authorization to an aggregate amount of $2.5 billion, reflecting the limit previously approved by the Board in September 2021. Under the Board repurchase authorization, we may repurchase our common stock in open market or privately negotiated transactions with financial institutions. The repurchase authorization does not have an expiration date.

The following table presents our share repurchase activity during the fourth quarter of fiscal 2025:

Fiscal Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
November 2, 2025 - November 29, 2025	1,711,878	$ 102.82	1,711,878	$ 1,821.0
November 30, 2025 - January 3, 2026	—	$ —	—	$ 1,821.0
January 4, 2026 - January 31, 2026	457,145	$ 122.85	457,145	$ 1,764.9
Total	2,169,023		2,169,023	

We repurchased 17,176,514, 3,283,837 and 3,905,599 shares of common stock on the open market at a cost of $1.6 billion, $403.6 million and $504.3 million, including applicable excise tax, in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Of the shares repurchased during fiscal 2025, $9.0 million settled subsequent to January 31, 2026 and this amount was accrued in the accompanying Consolidated Balance Sheets. As of January 31, 2026, we had $1.8 billion remaining under the $2.5 billion Board repurchase authorization.

Subsequent to January 31, 2026, we purchased an additional 1,598,978 shares of common stock on the open market at a cost of $192.7 million, as of March 12, 2026.

Stockholder Matters

We historically have retained our cash flow from operations for the development and expansion of our business, the repayment of indebtedness and, as authorized by our Board of Directors, the repurchase of stock. While we have never declared or paid any cash dividend on our common stock, we regularly evaluate our cash and capital allocation priorities. Any future determination to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will depend on our financial condition, operating results and other business and economic factors our Board of Directors may deem relevant.

Stock Performance Graph

The following graph sets forth the yearly percentage change in the cumulative total shareholder return on our common stock during the five fiscal years ended January 31, 2026, compared with the cumulative total returns of the S&P 500 Index and the S&P 500 Consumer Discretionary Distribution & Retail Index. The comparison assumes that $100 was invested in our common stock and in each of the foregoing indices at the market close on the last trading day of the fiscal year ended January 30, 2021, and that dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Dollar Tree, Inc., the S&P 500 Index
and the S&P 500 Consumer Discretionary Distribution & Retail Index



—□— Dollar Tree, Inc. --△-- S&P 500 —⊖- · S&P 500 Consumer Discretionary Distribution & Retail

*$100 invested on 1/30/21 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

	Year Ended					
	January 30, 2021	January 29, 2022	January 28, 2023	February 3, 2024	February 1, 2025	January 31, 2026
Dollar Tree, Inc.	$100.00	$126.39	$147.91	$136.45	$72.15	$115.67
S&P 500 Index	$100.00	$123.29	$113.16	$136.72	$172.78	$201.03
S&P 500 Consumer Discretionary Distribution & Retail Index	$100.00	$108.64	$88.85	$114.73	$161.20	$164.12

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section of Form 10-K generally discusses fiscal 2025 and fiscal 2024 events and results, and year-to-year comparisons between fiscal 2025 and fiscal 2024. Discussions of fiscal 2023 items and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025.

In Management's Discussion and Analysis, we explain the general financial condition and the results of operations for our company, including, factors that affect our business, analysis of annual changes in certain line items in the consolidated financial statements, expenditures incurred for capital projects and sources of funding for future expenditures. As you read Management's Discussion and Analysis, please refer to our consolidated financial statements and related notes, included in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

2025 Financial Highlights

Financial highlights for the fiscal year ended January 31, 2026, as compared to the fiscal year ended February 1, 2025, include:

- Net sales increased 10.4% to $19,395.7 million due to a 5.3% comparable store net sales increase and net sales of $1.4 billion at non-comparable stores.

- Gross profit increased 12.2% to $7,050.7 million primarily due to the 5.3% comparable store net sales increase, our net store growth, and lower freight costs. Gross profit, as a percentage of net sales, increased 60 basis points to 36.4%.

- Selling, general and administrative expenses, as a percentage of total revenues, increased 70 basis points to 28.2%.

- Transition services agreement income, net was $54.9 million resulting from services provided to Family Dollar following the sale.

- Operating income, as a percentage of total revenues, increased 20 basis points to 8.5%.

- The effective tax rate was 24.8%, an increase of 10 basis points as compared to the prior year.

- Income from continuing operations was $1,225.3 million, or $5.94 per diluted share, compared to $1,042.5 million, or $4.83 per diluted share in the prior year.

Store Activity and Selected Sales Data

At January 31, 2026, we operated stores in 48 states and the District of Columbia, as well as stores in seven Canadian provinces. The average size of stores opened in fiscal 2025 was approximately 9,210 selling square feet. A breakdown of the changes in store count and square footage is as follows:

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Store Count:			
Beginning	8,881	8,415	8,134
New stores	402	525	333
Stores converted from Family Dollar	71	12	15
Closings	(72)	(71)	(67)
Ending	9,282	8,881	8,415
Relocations	9	22	31
Selling Square Feet (in millions):			
Beginning	78.4	73.1	70.5
New stores	3.7	5.8	3.1
Stores converted from Family Dollar*	1.1	0.1	0.1
Closings	(0.6)	(0.6)	(0.6)
Ending	82.6	78.4	73.1

*Selling square footage impact of converted or relocated stores is only provided if it equals or exceeds 0.1 million selling square feet.

The store counts above do not include new stores until they are opened for sales. Similarly, stores converted from a Family Dollar store to a Dollar Tree store are reflected in the table above when they re-opened as a Dollar Tree store.

Fiscal 2025 and fiscal 2024, which ended on January 31, 2026 and February 1, 2025, respectively, each included 52 weeks. Fiscal 2023 ended on February 3, 2024 and included 53 weeks, commensurate with the retail calendar. The 53rd week in fiscal 2023 added approximately $307.0 million in sales.

Our net sales are derived from the sale of merchandise at new stores and at comparable stores. We use comparable store net sales to evaluate the performance of our existing stores from one year to the next. Comparable stores include only those stores that are open throughout both of the periods being compared, beginning after the first fifteen months of operation. We include sales from stores expanded, relocated or remodeled during the year in the calculation of comparable store net sales. Stores that were converted from Family Dollar stores to Dollar Tree stores are considered to be new stores and are not included in the calculation of the comparable store net sales change until after the first fifteen months of operation under the Dollar Tree brand. Additionally, sales that are excluded from the calculation of comparable store net sales are referred to as non-comparable store sales and consist of sales from new stores open fifteen months or less and stores that are closed permanently or expected to be closed for more than 90 days. Comparable store sales measures vary across the retail industry. As a result, our comparable store net sales calculation is not necessarily comparable to similarly titled measures reported by other companies.

The percentage change in comparable store net sales, as compared with the preceding year, is as follows:

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Sales Growth	5.3 %	1.8 %	5.8 %
Change in Customer Traffic	1.0 %	1.6 %	7.4 %
Change in Average Ticket	4.3 %	0.1 %	(1.5)%

Comparable store net sales are positively affected by our expanded, relocated and remodeled stores, which we include in the calculation, and are negatively affected when we open new stores or expand stores near existing stores. The comparable store net sales change for the years ended January 31, 2026 and February 1, 2025 is based on a 52-week comparison for both periods included in the calculation. The comparable store net sales change for the year ended February 3, 2024 is based on a 53-week comparison for both periods included in the calculation.

Net sales per selling square foot is calculated based on total net sales for the preceding 12 months as of the end of the reporting period divided by the average selling square footage during the period. Selling square footage excludes the storage, receiving and office space that generally occupies approximately 20% of the total square footage of our stores. We believe that net sales per selling square foot more accurately depicts the productivity and operating performance of our stores as it reflects the portion of our footprint that is dedicated to selling merchandise.

Net sales per selling square foot for the last three fiscal years is as follows:

| | 52 Weeks Ended | | 53 Weeks Ended |
	January 31, 2026	February 1, 2025	February 3, 2024
Net sales per selling square foot	$241	$232	$234

The 53rd week in fiscal 2023 contributed $4 to the total net sales per selling square foot. See our "Strategic Initiatives and Recent Developments" below for more information on the initiatives that are driving our comparable store net sales growth and net sales per selling square foot growth.

Strategic Initiatives and Recent Developments

We continue to execute on strategic initiatives to accelerate profitable growth for Dollar Tree as a standalone banner following the sale of Family Dollar. At our 2025 Investor Day held on October 15, 2025, we outlined our strategic plan that will help drive profitable sales growth: (i) expanding and enhancing our product assortment, (ii) managing costs with agility and discipline, (iii) strengthening our customer connection through data-driven marketing and other initiatives, (iv) opening new stores and improving store conditions, and (v) improving store operations and consistent execution to enhance the experience for our customers and our associates – all supported by supply chain enhancements, disciplined financial management, technology and investment in our people.

Expanded and Enhanced Assortment. A central pillar of our strategy is expanding and refining our multi-price assortment to deliver a broader, more relevant offering while preserving our foundational value proposition. Our multi-price strategy is designed to increase basket size and drive margin expansion by introducing complementary products, new categories, larger pack sizes, and select branded and licensed items that we could not historically offer under a single price point. As of January 31, 2026, we carried our expanded multi-price assortment in the majority of our stores. We are also expanding customer access through digital and delivery partnerships. In August 2025, we announced a nationwide partnership with Uber to bring the Uber Eats platform to our stores. As of January 31, 2026, over 8,800 Dollar Tree stores were serviceable through Uber Eats.

Agile Cost Management. We are implementing cost management strategies designed to mitigate cost pressures both in how we buy and distribute our products as well as the selling, general and administrative costs to support the business. Our merchandising approach includes five primary levers: renegotiating supplier terms, re-engineering products for efficiency, shifting country of origin where advantageous, discontinuing lower-margin or underperforming items, and executing targeted retail price adjustments when appropriate.

During fiscal 2025, the volatile tariff environment and the implementation of these mitigation strategies resulted in increased costs, including significant labor and other discrete costs related to price adjustments, which also impacted our net sales. The tariff environment remains fluid, and we expect our results to continue to be impacted by near-term challenges, potentially including higher costs due to increases or variability in tariffs. Further, we may experience implementation costs associated with our mitigation strategies that impact us before the benefits from those efforts are expected to materialize.

On February 20, 2026, the U.S. Supreme Court ruled that certain of the tariffs imposed last year under the International Emergency Economic Powers Act ("IEEPA") were unlawful. We are taking action to preserve our rights to refunds for these IEEPA tariffs, but the availability, timing, and amount of any potential refunds remains highly uncertain and subject to further legal, regulatory, and administrative developments. Following the Supreme Court's decision, the United States imposed new, temporary tariffs on imports from all countries under section 122 of the Trade Act of 1974 and could take action to invoke other laws to collect additional tariffs. There remains substantial uncertainty regarding the impacts of this decision on existing tariffs, the scope and duration of any newly announced tariffs, and the possibility of further additional or modified tariffs or retaliatory actions. As a result, our margins and operating results could vary significantly.

Beyond addressing the cost of goods sold, our strategy includes disciplined management of operating expenses. Following the sale of Family Dollar, we are reshaping our organization to align with the needs of the standalone Dollar Tree business, with a focus on operating leverage and scalable profitability. Our long-term objective includes reducing corporate selling, general and administrative expenses as a percentage of net sales through improved productivity, cost optimization, and right-sizing initiatives.

New Store Growth and Improved Conditions. We continue to expand our store footprint while investing to modernize and optimize our fleet. We operate more than 9,200 stores and believe we have ample opportunities for new store growth in the future, supported by disciplined site selection and capital allocation. Our modernization efforts include refresh and renovation programs, which are designed to improve the customer shopping experience.

Improved Store Operations. We are focused on improving store standards and operational consistency to enhance the in-store experience and optimize shelf productivity. These actions are intended to strengthen customer connection, increase traffic and basket size, and drive higher returns on invested capital.

Supply Chain Optimization. We are modernizing our distribution network to improve flexibility, speed, and efficiency, including investments in expanded and optimized distribution center capacity, enhanced warehouse management systems, transportation improvements, and selective automation initiatives.

In April 2025, we announced plans to return to Marietta, Oklahoma, with a new, enhanced distribution center expected to be fully operational by spring 2027, with capacity to serve approximately 700 stores across the West and Southwest regions. Reconstruction of the Marietta, Oklahoma distribution center commenced in September 2025.

In October 2025, we announced the purchase of a 1.25 million square foot distribution center outside Phoenix, Arizona, expected to open in spring 2026 and service stores in Arizona, Colorado, Nevada, New Mexico, and Utah. These investments are expected to support long-term growth and improve network resilience, though they may modestly impact gross margin in the near-to-mid term as capacity ramps up.

Technology Investment. We are executing a multi-year plan to modernize our technology platform, replacing legacy systems with integrated, real-time tools that we believe can enhance decision-making and operational agility. Key investments include enhancements to our human capital management systems, supply chain platforms, and data analytics capabilities. These initiatives are intended to improve productivity, enable test-and-learn capabilities, and support scalable growth.

Human Capital. Our more than 150,000 associates remain foundational to our strategy. We continue to invest in competitive pay and benefits, training, career development, and initiatives designed to reduce turnover and improve productivity. Since 2023, we have promoted tens of thousands of associates and advanced initiatives focused on making it easier to work in our stores through improved tools and processes.

Sale and Separation of Family Dollar. On July 5, 2025, we completed our previously announced sale of the Family Dollar business to 1959 Holdings, LLC. Total cash generated from the sale approximated $793 million, consisting of approximately $680 million of net proceeds, including from settlement of net working capital and net indebtedness, and approximately $113 million monetized primarily through a reduction of net working capital prior to the date of sale. The Company has continuing involvement with Family Dollar under a transition services agreement, through which the Company and Family Dollar continue to provide certain services to each other for a period of 18 months following the date of sale. For information on discontinued operations, refer to Note 2 to our consolidated financial statements under the caption "Assets Held for Sale and Discontinued Operations" and Note 15.

Results of Operations

Our results of operations and year-over-year changes are discussed in the following section. Note that the cost of sales rate is calculated by dividing cost of sales by net sales. Gross profit margin is calculated as gross profit (i.e., net sales less cost of sales) divided by net sales. The selling, general and administrative expense rate and operating income margin are calculated by dividing the applicable amount by total revenue. Basis points, as referred to below, are a percentage of net sales for expense categories within gross profit and cost of sales, and are a percentage of total revenue for all other expense categories. A 100 basis point increase equals 1.00% and a 1 basis point increase equals 0.01%.

The following table contains results of operations data for the last three fiscal years:

(dollars in millions)	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Revenues			
Net sales	$ 19,395.7	$ 17,565.8	$ 16,770.3
Other revenue	16.1	12.7	10.8
Total revenue	19,411.8	17,578.5	16,781.1
Expenses and other operating items			
Cost of sales	12,345.0	11,284.1	10,761.4
Selling, general and administrative expenses	5,468.6	4,832.4	4,245.2
Transition services agreement income, net	54.9	—	—
Operating income	1,653.1	1,462.0	1,774.5
Interest expense, net	85.5	107.5	112.5
Other (income) expense, net	(61.9)	(29.1)	0.1
Income from continuing operations before income taxes	1,629.5	1,383.6	1,661.9
Provision for income taxes	404.2	341.1	396.1
Income from continuing operations	$ 1,225.3	$ 1,042.5	$ 1,265.8
Gross profit margin	36.4 %	35.8 %	35.8 %
Selling, general and administrative expense rate	28.2 %	27.5 %	25.3 %
Operating income margin	8.5 %	8.3 %	10.6 %
Income from continuing operations before income taxes as a percentage of total revenue	8.4 %	7.9 %	9.9 %
Effective tax rate	24.8 %	24.7 %	23.8 %
Income from continuing operations as a percentage of total revenue	6.3 %	5.9 %	7.5 %

Net Sales

	Year Ended			Percentage Change
(dollars in millions)	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Net sales	$ 19,395.7	$ 17,565.8	$ 16,770.3	10.4 %
Comparable store net sales change	5.3 %	1.8 %	5.8 %	

Fiscal 2025 compared to Fiscal 2024

The increase in net sales from fiscal 2024 to fiscal 2025 was a result of the comparable store net sales increase and net sales of $1.4 billion at non-comparable stores. Comparable store net sales increased 5.3% in fiscal 2025, as a result of a 4.3% increase in average ticket and a 1.0% increase in customer traffic. The increase in average ticket was primarily the result of targeted retail price changes executed during the second and third quarters of fiscal year 2025 and increased multi-price penetration. As a result of the retail price changes, customer traffic was negatively impacted and declined in the third and fourth quarters of fiscal 2025.

Gross Profit

	Year Ended			Percentage Change
(dollars in millions)	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Gross profit	$ 7,050.7	$ 6,281.7	$ 6,008.9	12.2 %
Gross profit margin	36.4 %	35.8 %	35.8 %	0.6 %

Fiscal 2025 compared to Fiscal 2024

Gross profit margin increased in fiscal 2025 due to a 60 basis point decrease in cost of sales. The cost of sales rate decreased to 63.6% in fiscal 2025 from 64.2% in fiscal 2024 primarily due to improved mark-on from pricing initiatives, lower domestic and import freight costs, favorable sales mix resulting from increased sales of higher margin discretionary merchandise as a percentage of net sales, and lower occupancy costs due to leverage from the comparable store net sales increase, partially offset by higher tariff costs, higher markdowns, higher shrink, and increased distribution costs expense. The higher markdowns in fiscal 2025 include a $56.0 million write-off of various slow-turning SKUs. This reflects actions taken related to our ongoing strategic initiative to increase shelf space productivity, as discussed within "Strategic Initiatives and Recent Developments" above. Included in freight costs for fiscal 2024 is $25.0 million of duties related to an anti-dumping case for paper plates imported in fiscal 2024.

Selling, General and Administrative Expenses

	Year Ended			Percentage Change
(dollars in millions)	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Selling, general and administrative expenses	$ 5,468.6	$ 4,832.4	$ 4,245.2	13.2 %
Selling, general and administrative expense rate	28.2 %	27.5 %	25.3 %	0.7 %

Fiscal 2025 compared to Fiscal 2024

The selling, general and administrative expense rate increased 70 basis points in fiscal 2025 primarily due to higher store payroll in support of our pricing initiatives and from wage increases, higher incentive compensation, higher depreciation expense from store investments, and unfavorable development of general liability claims, partially offset by lower stock compensation, lower impairment costs, lower corporate payroll, and leverage from the comparable store net sales increase. Fiscal 2024 included higher stock compensation expense resulting from the accelerated vesting of the former Chief Executive Officer's option award and software impairments and related contract termination costs totaling $58.0 million related to enterprise merchandising and store system projects that were not fully implemented and were cancelled in connection with the decision to sell the Family Dollar business.

Transition Services Agreement Income, Net

| (dollars in millions) | Year Ended | | | Percentage Change |
	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Transition services agreement income, net	$ 54.9	$ —	$ —	N/A

Fiscal 2025 compared to Fiscal 2024

Transition services agreement income, net was $54.9 million in fiscal 2025 resulting from services provided to Family Dollar following the sale.

Operating Income

| (dollars in millions) | Year Ended | | | Percentage Change |
	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Operating income	$ 1,653.1	$ 1,462.0	$ 1,774.5	13.1 %
Operating income margin	8.5 %	8.3 %	10.6 %	0.2 %

Fiscal 2025 compared to Fiscal 2024

Operating income margin increased to 8.5% in fiscal 2025 compared to 8.3% in fiscal 2024, resulting from the increase in gross profit margin as described above, and income from the transition services agreement with Family Dollar, partially offset by the increase in the selling, general and administrative expense rate.

Interest Expense, Net

| (dollars in millions) | Year Ended | | | Percentage Change |
	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Interest expense, net	$ 85.5	$ 107.5	$ 112.5	(20.5)%

Fiscal 2025 compared to Fiscal 2024

Interest expense, net decreased $22.0 million in fiscal 2025 compared to the prior year, primarily due to the repayment of our $1.0 billion principal amount of 4.00% Senior Notes in the second quarter of fiscal 2025, and higher interest income on investments, partially offset by higher borrowings of commercial paper.

Other (Income) Expense, Net

| (dollars in millions) | Year Ended | | | Percentage Change |
	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Other (income) expense, net	$ (61.9)	$ (29.1)	$ 0.1	112.7 %

Fiscal 2025 compared to Fiscal 2024

Other income, net increased $32.8 million in fiscal 2025 compared to the prior year, primarily due to a higher insurance gain recognized in fiscal 2025 for the excess of the insurance proceeds received over the losses incurred for damaged property and equipment and damaged inventory associated with the tornado that destroyed our Marietta, Oklahoma Dollar Tree distribution center. The insurance gain recognized in fiscal 2025 totaled $62.0 million compared to $30.0 million in fiscal 2024.

Provision for Income taxes

(dollars in millions)	Year Ended			Percentage Change
	January 31, 2026	February 1, 2025	February 3, 2024	Fiscal 2025 vs. Fiscal 2024
Provision for income taxes	$ 404.2	$ 341.1	$ 396.1	18.5 %
Effective tax rate	24.8 %	24.7 %	23.8 %	0.1 %

Fiscal 2025 compared to Fiscal 2024

The effective tax rate for fiscal 2025 was 24.8% compared to 24.7% for fiscal 2024, primarily due to an increase in expected state taxes and reduced benefits from the vesting of share-based payment awards, partially offset by a decrease in non-deductible compensation.

Liquidity and Capital Resources

We invest capital to build and open new stores, expand and renovate existing stores, enhance and grow our distribution network, operate our existing stores, maintain and upgrade our technology, and support our other strategic initiatives. Our working capital requirements for existing stores are seasonal in nature and typically reach their peak in the months of September and October. We have satisfied our seasonal working capital requirements for existing and new stores and have funded our distribution network programs and other capital projects from internally generated funds and borrowings under our credit facilities and commercial paper program.

The following table compares our cash flows for the last three fiscal years:

(in millions)	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net cash provided by (used in):			
Operating activities of continuing operations	$ 2,190.7	$ 2,193.3	$ 2,400.8
Investing activities of continuing operations	(648.7)	(1,249.4)	(1,194.8)
Financing activities of continuing operations	(2,556.9)	(411.3)	(530.0)

Operating Activities

Fiscal 2025 compared to Fiscal 2024

Net cash provided by operating activities decreased $2.6 million in fiscal 2025 compared to fiscal 2024 primarily due to a decrease in accounts payable in the current year compared to an increase in the prior year, partially offset by reductions in merchandise inventories compared to a prior year increase, higher income from continuing operations, and lower income tax payments resulting from tax benefits used from the sale of Family Dollar. The reductions in merchandise inventories reflects actions taken related to our ongoing strategic initiative to increase shelf space productivity, as discussed within "Strategic Initiatives and Recent Developments" above. The prior year increase in accounts payable reflects the impact of the implementation of our supply chain finance program in late fiscal 2023, which corresponded with the optimization of vendor terms.

Investing Activities

Fiscal 2025 compared to Fiscal 2024

Net cash used in investing activities decreased $600.7 million in fiscal 2025 compared with fiscal 2024 primarily due to $680.0 million of net proceeds received for the sale of Family Dollar, and lower capital expenditures, partially offset by $246.0 million of cash divested from the sale of Family Dollar. The decrease in capital expenditures was the result of completing transformation-related investments in store network technology and transportation equipment in fiscal 2024, partially offset by the purchase and initial construction of our new distribution center in Phoenix, Arizona, and the beginning of the rebuild of our Marietta, Oklahoma distribution center.

Financing Activities

Fiscal 2025 compared to Fiscal 2024

Net cash used in financing activities increased $2,145.6 million in fiscal 2025 compared to fiscal 2024 primarily due to higher stock repurchases, and the repayment of our $1.0 billion principal amount of 4.00% Senior Notes due May 15, 2025. We issued and repaid $10.1 billion and $3.2 billion principal amount of commercial paper notes in fiscal 2025 and fiscal 2024, respectively. At January 31, 2026 and February 1, 2025, no notes were outstanding under the commercial paper program.

For detail on our long-term and short-term borrowings and other commitments, refer to the discussion of "Funding Requirements" below, as well as Note 5 and Note 6 to our consolidated financial statements.

Share Repurchases

We repurchased 17,176,514, 3,283,837 and 3,905,599 shares of common stock on the open market at a cost of $1.6 billion, $403.6 million and $504.3 million, including applicable excise tax, in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Of the shares repurchased during fiscal 2025, $9.0 million settled subsequent to January 31, 2026 and this amount was accrued in the accompanying Consolidated Balance Sheets. As of January 31, 2026, we had $1.8 billion remaining under the $2.5 billion Board repurchase authorization.

Subsequent to January 31, 2026, we purchased an additional 1,598,978 shares of common stock on the open market at a cost of $192.7 million, as of March 12, 2026.

Funding Requirements

Our total estimated capital expenditures for fiscal 2026 are approximately $1.1 billion to $1.2 billion, including planned expenditures for supply chain investments, our new and expanded stores, store renovations and initiatives, information technology investments, and other property improvements. We expect our cash needs for opening new stores and expanding existing stores in fiscal 2026 to total approximately $440.0 million, which includes capital expenditures, initial inventory and pre-opening costs. We believe that we can adequately fund our working capital requirements and planned capital expenditures for the next 12 months and the foreseeable future from net cash provided by operations, our commercial paper program and borrowings under our credit facilities.

Our material contractual obligations consist of long-term and short-term borrowings and related interest payments and operating lease obligations. Additionally, we have commitments related to ocean shipping contracts, software license and support agreements, telecommunication services and store technology assets and maintenance for our stores. Other commitments include letters of credit for imported merchandise and surety bonds that serve as collateral for utility payments at our stores and self-insured insurance programs, as well as U.S. customs compliance. For additional information regarding these obligations, including amounts outstanding at January 31, 2026, refer to Note 5, Note 6 and Note 7 to our consolidated financial statements.

Critical Accounting Estimates and Assumptions

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Our estimates are often based on complex judgments, probabilities and assumptions that management believes to be reasonable, but that are inherently uncertain and unpredictable. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. Actual results could be significantly different from these estimates. Following is a discussion of the estimates that we consider critical.

Inventory Valuation

As discussed in Note 2 to our consolidated financial statements under the caption "Merchandise Inventories," inventories at the distribution centers are stated at the lower of cost or net realizable value with cost determined on a weighted-average basis. Cost is assigned to store inventories using the retail inventory method on a weighted-average basis. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are computed by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail inventory method is an averaging method that is widely used in the retail industry and results in valuing inventories at lower of cost or market when markdowns are taken as a reduction of the retail value of inventories on a timely basis.

Inventory valuation methods require certain management estimates and judgments, including estimates of future merchandise markdowns and shrink, which significantly affect the ending inventory valuation at cost as well as the resulting gross margins. The averaging required in applying the retail inventory method and the estimates of shrink and markdowns could, under certain circumstances, result in costs not being recorded in the proper period.

34

We estimate our markdown reserve based on the consideration of a variety of factors, including, but not limited to, quantities of slow moving or seasonal carryover merchandise on hand, historical markdown statistics and future merchandising plans. The accuracy of our estimates can be affected by many factors, some of which are outside of our control, including changes in economic conditions and consumer buying trends. Historically, we have not experienced significant differences in our estimated reserve for markdowns compared with actual results.

Actual shrink is recorded as physical inventory counts at the stores are taken once a year between January and October of each year. After physical inventory counts are taken, shrink accruals at period end are estimated using the overall enterprise-wide results from our most recent physical inventories adjusted, if necessary, for current economic conditions and business trends. We periodically adjust our shrink estimate based on these latest trends, and historically, these adjustments have not been material.

Our management believes that our application of the retail inventory method results in an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market each year on a consistent basis.

Self-Insurance Liabilities

The liabilities related to our self-insurance programs for workers' compensation, general liability and auto are estimates that require judgment and the use of assumptions. Semiannually, we obtain third-party actuarial valuations to aid in valuing these liabilities and in determining the amount to accrue during the year. These actuarial valuations are estimates based on our claims experience for current and prior periods, exposure and severity factors, historical loss development factors, and other actuarial assumptions and the related accruals are adjusted as management's estimates change.

Management's estimate for self-insurance liabilities could vary from the ultimate loss sustained given the difficulty in predicting future events. Our self-insurance liabilities associated with workers' compensation, general liability and auto related to continuing operations are recorded within "Other current liabilities" and "Other liabilities" in the accompanying Consolidated Balance Sheets and amounted to $327.2 million and $244.3 million at January 31, 2026 and February 1, 2025, respectively. The increase was primarily due to general liability claims developing and paying out at amounts significantly higher than anticipated, resulting in higher actuarially determined accruals.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are initially recorded at their fair values. These assets are not amortized but are evaluated annually for impairment. A more frequent evaluation is performed if events or circumstances indicate that impairment could have occurred. Such events or circumstances could include, but are not limited to, significant negative industry or economic trends, unanticipated changes in the competitive environment and a significant sustained decline in the market price of our stock.

For purposes of our goodwill impairment evaluation, the reporting units are Dollar Tree and Dollar Tree Canada. Goodwill has been assigned to the reporting units based on prior business combinations related to the brands. We have the option to initially perform a qualitative assessment to determine whether it is more likely than not that the fair value is less than the carrying amount. Alternatively, we may bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. At the end of fiscal 2025, there were no indicators that the fair value of the Dollar Tree or Dollar Tree Canada reporting units were less than their carrying value.

In fiscal 2024, Family Dollar was also considered a reporting unit for goodwill impairment evaluations prior to being classified as held for sale. In connection with the fiscal 2024 annual impairment evaluation, management's qualitative assessment indicated that it was more likely than not that the fair values of the Family Dollar reporting unit and the Family Dollar trade name were less than their carrying values. Therefore, management performed a quantitative assessment of both the Family Dollar goodwill and trade name. We estimated the fair value of the Family Dollar reporting unit by using market participant assumptions as there was an expected sale price for the business based on negotiations with potential third-party buyers. Based on this fair value, we recognized an impairment loss of $490.5 million which represented the remaining carrying amount of goodwill from the Family Dollar business. The fiscal 2024 goodwill impairment was driven primarily by a decrease in enterprise value attributed to the Family Dollar business using the expected sale price compared to our carrying value. Our evaluation of the Family Dollar trade name resulted in an impairment charge of $1.4 billion in fiscal 2024, driven primarily by a decrease in the royalty rate assumption based on lower future growth rates and earnings before interest and taxes ("EBIT") margin assumptions for the Family Dollar reporting unit.

For additional information related to goodwill and indefinite-lived intangible assets, including the related impairment evaluations, refer to Note 2 to our consolidated financial statements under the caption "Goodwill and Nonamortizing Intangible Assets" and Note 15. For additional information related to uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions, please refer to "Item 1A. Risk Factors" and elsewhere within this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." If our assumptions and related estimates change in the future, we may be required to record additional impairment charges against earnings in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

Assets Held for Sale and Discontinued Operations

A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the business is available for immediate sale in its present condition and an active program to locate a buyer has been initiated. Additionally, the sale must be probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate it is unlikely significant changes to the plan will be made or the plan will be withdrawn. A business classified as held for sale is recorded at the lower of (i) its carrying amount and (ii) estimated fair value less costs to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. Assets held for sale are not further depreciated or amortized once such a determination is reached.

The results of operations of businesses classified as held for sale are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity's operations and financial results. When a business is identified for discontinued operations reporting: (i) results for prior periods are retrospectively reclassified as discontinued operations; (ii) results of operations are reported in a single line, net of tax, in the consolidated statement of operations; and (iii) assets and liabilities are reported as held for sale in the consolidated balance sheets in the period in which the business is classified as held for sale.

As previously noted, in fiscal 2024 we initiated a formal review of strategic alternatives for the Family Dollar business. This strategic alternatives review concluded in the fourth quarter of fiscal 2024 and resulted in the decision to sell the Family Dollar business. We concluded the assets of the Family Dollar business met the criteria for classification as held for sale during the fourth quarter of fiscal 2024. Additionally, we determined the ultimate disposal, which took place on July 5, 2025, represented a strategic shift that had a major effect on our operations and financial results. As such, the results of Family Dollar are presented as discontinued operations in the accompanying Consolidated Statements of Operations for all periods presented. The assets and liabilities of Family Dollar have been reflected as assets and liabilities of discontinued operations in the accompanying Consolidated Balance Sheets for all prior periods presented. The Company ceased depreciating and amortizing its long-lived assets for Family Dollar which primarily included right-of-use assets and property and equipment, during the fourth quarter of fiscal 2024. On July 5, 2025, we completed our previously announced sale of the Family Dollar business to 1959 Holdings, LLC. Total cash generated from the sale approximated $793 million, consisting of approximately $680 million of net proceeds, including from settlement of net working capital and net indebtedness, and approximately $113 million monetized primarily through a reduction of net working capital prior to the date of sale.

In fiscal 2024, we calculated an estimated loss on classification to held for sale of approximately $3.4 billion, reflecting the write-down of the carrying value of the Family Dollar business to fair value less costs to sell. The fair value was determined by using market participant assumptions as there was an expected sale price for the business based on negotiations with the buyer. Costs to sell included estimated incremental, direct costs incurred to transact the sale of the Family Dollar business. In fiscal 2025, we calculated an additional loss on disposal of approximately $407.7 million based on the actual proceeds received from the buyer compared to the final carrying value of the Family Dollar business less costs to sell. Refer to Note 15 to our consolidated financial statements for additional information.

Summary of Significant Accounting Policies

Refer to Note 2 to our consolidated financial statements for a summary of our significant accounting policies and our assessment of recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various types of market risk in the normal course of our business, including the impact of interest rate changes, diesel fuel cost changes and inflation. We may enter into interest rate or diesel fuel swaps to manage exposure to interest rate and diesel fuel price changes. We do not enter into derivative instruments for any purpose other than cash flow hedging and we do not hold derivative instruments for trading purposes.

Interest Rate Risk

Our exposure to interest rate risk relates to our Five-Year Credit Facility, our 364-Day Revolving Credit Facility, borrowings under our commercial paper program, and any future debt transactions to raise capital or replace existing maturities. At January 31, 2026, we had no borrowings outstanding under our credit facilities or our commercial paper program.

Inflation Risk

The primary inflationary factors impacting our business include changes to the costs of merchandise, transportation (including the cost of diesel fuel), store construction-related costs, and labor. If these inflationary pressures become significant, we may not be able to fully offset such higher costs through adjustments to our product assortment, improvements in operational efficiencies or increases in our comparable store net sales. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Dollar Tree, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dollar Tree, Inc. and subsidiaries (the Company) as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of estimated self-insurance liability

As discussed in Note 2 to the consolidated financial statements, the Company considers actuarial assumptions to estimate its self-insurance liability. As of January 31, 2026, the Company recorded an estimated liability of $327.2 million.

We identified the evaluation of the estimated self-insurance liability as a critical audit matter. The estimation process involves auditor judgment and actuarial expertise to evaluate the actuarial methods and assumptions that are used to estimate future claim payments. Specifically, the evaluation includes the assumptions related to the loss development factors and expected loss rates which are primarily driven by historical claims paid and incurred data.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's self-insurance liability estimation process. This included controls related to (1) the selection of the actuarial methods, and the development of the loss development factors and expected loss rates used to calculate the liability, and (2) the completeness and accuracy of historical claims paid and incurred data. We assessed the Company's estimate of the liability by testing a selection of certain data, including claims data, utilized by the Company's actuary by comparing it to relevant documentation. We involved actuarial professionals with specialized skills and knowledge, who assisted in:

- assessing the Company's actuarial methods by comparing them to generally accepted actuarial methodologies

- evaluating the Company's actuarial estimates and assumptions related to the loss development factors and expected loss rates, by comparing them to generally accepted actuarial methodologies and the Company's historical data and trends.

/s/ KPMG LLP

We have served as the Company's auditor since 1987.

Virginia Beach, Virginia
March 16, 2026

DOLLAR TREE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)		Year Ended				
		January 31, 2026		February 1, 2025		February 3, 2024
Net sales	$	19,395.7	$	17,565.8	$	16,770.3
Other revenue		16.1		12.7		10.8
Total revenue		19,411.8		17,578.5		16,781.1
Cost of sales		12,345.0		11,284.1		10,761.4
Selling, general and administrative expenses		5,468.6		4,832.4		4,245.2
Transition services agreement income, net		54.9		—		—
Operating income		1,653.1		1,462.0		1,774.5
Interest expense, net		85.5		107.5		112.5
Other (income) expense, net		(61.9)		(29.1)		0.1
Income from continuing operations before income taxes		1,629.5		1,383.6		1,661.9
Provision for income taxes		404.2		341.1		396.1
Income from continuing operations		1,225.3		1,042.5		1,265.8
Income (loss) from discontinued operations, net of tax		57.2		(4,072.6)		(2,264.2)
Net income (loss)	$	1,282.5	$	(3,030.1)	$	(998.4)
Basic earnings (loss) per share of common stock:						
Continuing operations	$	5.95	$	4.83	$	5.77
Discontinued operations		0.28		(18.88)		(10.32)
Total basic earnings (loss) per share of common stock	$	6.23	$	(14.05)	$	(4.55)
Diluted earnings (loss) per share of common stock:						
Continuing operations	$	5.94	$	4.83	$	5.76
Discontinued operations		0.28		(18.86)		(10.30)
Total diluted earnings (loss) per share of common stock	$	6.22	$	(14.03)	$	(4.54)
Weighted average common shares outstanding:						
Basic		205.8		215.7		219.5
Diluted		206.3		215.9		219.9

See accompanying Notes to Consolidated Financial Statements

DOLLAR TREE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net income (loss)	$ 1,282.5	$ (3,030.1)	$ (998.4)
Foreign currency translation adjustments	8.5	(15.6)	(2.4)
Total comprehensive income (loss)	$ 1,291.0	$ (3,045.7)	$ (1,000.8)

See accompanying Notes to Consolidated Financial Statements

DOLLAR TREE, INC.
CONSOLIDATED BALANCE SHEETS

(in millions, except par value and share data)		January 31, 2026		February 1, 2025
ASSETS				
Current assets:				
Cash and cash equivalents	$	717.8	$	1,256.5
Merchandise inventories		2,495.4		2,672.0
Other current assets		233.0		169.8
Current assets of discontinued operations		—		5,008.9
Total current assets		3,446.2		9,107.2
Restricted cash		42.9		75.7
Property, plant and equipment, net of accumulated depreciation of $4,848.5 and $4,332.3, respectively		4,959.6		4,499.3
Operating lease right-of-use assets		4,435.1		4,146.4
Goodwill		423.2		421.2
Deferred income taxes, net		1.0		260.6
Other assets		158.2		133.6
Total assets	$	13,466.2	$	18,644.0
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	$	—	$	1,000.0
Current portion of operating lease liabilities		1,000.2		960.7
Accounts payable		1,530.7		1,705.8
Income taxes payable		—		120.1
Other current liabilities		697.7		574.4
Current liabilities of discontinued operations		—		4,224.9
Total current liabilities		3,228.6		8,585.9
Long-term debt, net, excluding current portion		2,431.7		2,431.2
Operating lease liabilities, long-term		3,623.7		3,438.7
Deferred income taxes, net		153.3		—
Income taxes payable, long-term		29.7		28.2
Other liabilities		244.3		182.6
Total liabilities		9,711.3		14,666.6
Commitments and contingencies (Note 5)				
Shareholders' equity:				
Common stock, par value $0.01; 600,000,000 shares authorized, 198,505,205 and 215,078,018 shares issued and outstanding at January 31, 2026 and February 1, 2025, respectively		2.0		2.2
Additional paid-in capital		—		92.9
Accumulated other comprehensive loss		(50.7)		(59.2)
Retained earnings		3,803.6		3,941.5
Total shareholders' equity		3,754.9		3,977.4
Total liabilities and shareholders' equity	$	13,466.2	$	18,644.0

See accompanying Notes to Consolidated Financial Statements

DOLLAR TREE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JANUARY 31, 2026, FEBRUARY 1, 2025, AND FEBRUARY 3, 2024

(in millions)	Common Stock Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Shareholders' Equity
Balance at January 28, 2023	221.2	$ 2.2	$ 667.5	$ (41.2)	$ 8,123.0	$ 8,751.5
Net loss	—	—	—	—	(998.4)	(998.4)
Total other comprehensive loss	—	—	—	(2.4)	—	(2.4)
Issuance of stock under Employee Stock Purchase Plan	—	—	9.9	—	—	9.9
Exercise of stock options	—	—	0.1	—	—	0.1
Stock-based compensation, net	0.6	—	56.7	—	—	56.7
Repurchase of stock	(3.9)	—	(500.0)	—	—	(500.0)
Excise tax on repurchase of stock	—	—	(4.3)	—	—	(4.3)
Balance at February 3, 2024	217.9	2.2	229.9	(43.6)	7,124.6	7,313.1
Net loss	—	—	—	—	(3,030.1)	(3,030.1)
Total other comprehensive loss	—	—	—	(15.6)	—	(15.6)
Issuance of stock under Employee Stock Purchase Plan	0.1	—	9.7	—	—	9.7
Exercise of stock options	—	—	0.1	—	—	0.1
Stock-based compensation, net	0.4	—	103.8	—	—	103.8
Repurchase of stock	(3.3)	—	(247.0)	—	(153.0)	(400.0)
Excise tax on repurchase of stock	—	—	(3.6)	—	—	(3.6)
Balance at February 1, 2025	215.1	2.2	92.9	(59.2)	3,941.5	3,977.4
Net income	—	—	—	—	1,282.5	1,282.5
Total other comprehensive income	—	—	—	8.5	—	8.5
Issuance of stock under Employee Stock Purchase Plan	0.1	—	7.5	—	—	7.5
Exercise of stock options	—	—	0.8	—	—	0.8
Stock-based compensation, net	0.4	—	49.9	—	—	49.9
Repurchase of stock	(17.2)	(0.2)	(135.9)	—	(1,420.4)	(1,556.5)
Excise tax on repurchase of stock	—	—	(15.2)	—	—	(15.2)
Balance at January 31, 2026	198.4	$ 2.0	$ —	$ (50.7)	$ 3,803.6	$ 3,754.9

See accompanying Notes to Consolidated Financial Statements

DOLLAR TREE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)		Year Ended		
		January 31, 2026	February 1, 2025	February 3, 2024
Cash flows from operating activities:				
Net income (loss)		$ 1,282.5	$ (3,030.1)	$ (998.4)
Income (loss) from discontinued operations, net of tax		57.2	(4,072.6)	(2,264.2)
Income from continuing operations		$ 1,225.3	$ 1,042.5	$ 1,265.8
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:				
Depreciation and amortization		648.1	526.9	400.5
Provision for deferred income taxes		147.4	49.3	55.1
Stock-based compensation expense		58.9	106.9	76.3
Impairments		9.0	52.1	10.9
Gain on insurance proceeds related to fixed assets		(41.0)	—	—
Other non-cash adjustments to income from continuing operations		92.9	20.0	8.6
Changes in operating assets and liabilities:				
Merchandise inventories		130.6	(182.6)	488.2
Income taxes receivable		(13.7)	—	—
Other current assets		(65.7)	(32.8)	(37.9)
Other assets		(45.2)	(78.1)	(54.5)
Accounts payable		(178.1)	541.4	87.9
Income taxes payable		128.9	110.6	67.2
Other current liabilities		101.8	14.4	92.4
Other liabilities		63.1	45.4	14.5
Operating lease right-of-use assets and liabilities, net		(71.6)	(22.7)	(74.2)
Net cash provided by operating activities of continuing operations		2,190.7	2,193.3	2,400.8
Cash flows from investing activities:				
Capital expenditures		(1,134.0)	(1,300.5)	(1,193.8)
Proceeds from sale of discontinued operations		680.0	—	—
Cash divested from sale of discontinued operations		(246.0)	—	—
Proceeds from insurance recoveries		50.0	50.0	—
Proceeds from (payments for) fixed asset disposition		1.3	1.1	(1.0)
Net cash used in investing activities of continuing operations		(648.7)	(1,249.4)	(1,194.8)
Cash flows from financing activities:				
Principal payments for long-term debt		(1,000.0)	—	—
Debt-issuance costs		(3.8)	—	—
Proceeds from commercial paper notes		10,117.2	3,206.1	1,067.9
Repayments of commercial paper notes		(10,117.2)	(3,206.1)	(1,067.9)
Proceeds from stock issued pursuant to stock-based compensation plans		8.2	9.8	10.0
Cash paid for taxes on exercises/vesting of stock-based compensation		(13.3)	(21.1)	(40.0)
Payments for repurchase of stock		(1,548.0)	(400.0)	(500.0)
Net cash used in financing activities		(2,556.9)	(411.3)	(530.0)
Cash flows from discontinued operations:				
Net cash provided by operating activities of discontinued operations		343.3	669.2	283.7
Net cash used in investing activities of discontinued operations		(79.8)	(446.0)	(912.8)
Net cash provided by (used in) discontinued operations		263.5	223.2	(629.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		0.9	(1.8)	(1.0)
Net change in cash, cash equivalents and restricted cash		(750.5)	754.0	45.9
Cash, cash equivalents and restricted cash at beginning of year		1,511.2	757.2	711.3
Cash, cash equivalents and restricted cash at end of year		$ 760.7	$ 1,511.2	$ 757.2
Supplemental disclosure of cash flow information[1]:				
Cash paid for:				
Interest, net of amounts capitalized		$ 125.4	$ 132.8	$ 131.4
Non-cash transactions:				
Right-of-use assets obtained in exchange for new operating lease liabilities		$ 1,301.0	$ 1,753.5	$ 1,893.1
Accrued capital expenditures		$ 45.7	$ 74.5	$ 138.8

[1] Supplemental disclosures are inclusive of activity for discontinued operations through the completion of the sale of the Family Dollar business on July 5, 2025.

See accompanying Notes to Consolidated Financial Statements

DOLLAR TREE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business and Basis of Presentation

Description of Business

Dollar Tree, Inc. ("we," "our," "us," or "the Company") is a leading operator of discount retail stores in the United States and Canada.

Basis of Presentation

The accompanying consolidated financial statements include the financial statements of Dollar Tree, Inc., and its wholly-owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation. All amounts stated herein are in U.S. Dollars. Continuing operations consists of the Dollar Tree segment and corporate, support and other.

Fiscal Year

Our fiscal year is a 52-week or 53-week period ending on the Saturday closest to January 31. References to "fiscal 2026," "fiscal 2025," "fiscal 2024," and "fiscal 2022," relate to the 52-week fiscal years ended January 30, 2027, January 31, 2026, February 1, 2025, and January 28, 2023, respectively. References to "fiscal 2023" relate to the 53-week fiscal year ended February 3, 2024.

Note 2 - Summary of Significant Accounting Policies

Assets Held for Sale and Discontinued Operations

In accordance with Accounting Standards Codification ("ASC") Subtopic 205-20 "Discontinued Operations," a business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the business is available for immediate sale in its present condition and an active program to locate a buyer has been initiated. Additionally, the sale must be probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate it is unlikely significant changes to the plan will be made or the plan will be withdrawn. A business classified as held for sale is recorded at the lower of (i) its carrying amount and (ii) estimated fair value less costs to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. Assets held for sale are not depreciated or amortized.

The results of operations of businesses classified as held for sale are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity's operations and financial results. When a business is identified for discontinued operations reporting: (i) results for prior periods are retrospectively reclassified as discontinued operations; (ii) results of operations are reported in a single line, net of tax, in the consolidated statement of operations; and (iii) assets and liabilities are reported as held for sale in the consolidated balance sheets in the period in which the business is classified as held for sale.

As previously reported, in fiscal 2024 the Company initiated a formal review of strategic alternatives for the Family Dollar business. This strategic alternatives review concluded in the fourth quarter of fiscal 2024 and resulted in the decision to sell the Family Dollar business. The Company concluded the assets of the Family Dollar business met the criteria for classification as held for sale during the fourth quarter of fiscal 2024. Additionally, the Company determined the ultimate disposal, which took place on July 5, 2025, represented a strategic shift that had a major effect on our operations and financial results. As such, the results of Family Dollar are presented as discontinued operations in the accompanying Consolidated Statements of Operations for all periods presented. The assets and liabilities of Family Dollar have been reflected as assets and liabilities of discontinued operations in the accompanying Consolidated Balance Sheets for all prior periods presented.

Unless otherwise noted, all amounts and disclosures included in these Notes to Consolidated Financial Statements reflect only our continuing operations. Refer to Note 15 for additional details on discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents at January 31, 2026 and February 1, 2025 includes $498.0 million and $1,050.9 million, respectively, of investments primarily in money market securities which are valued at cost, which approximates fair value. In accordance with ASC Topic 305 "Cash and Cash Equivalents," we consider all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. The majority of payments due from financial institutions for the settlement of debit card and credit card transactions process within three business days, and therefore are classified as cash and cash equivalents.

Under our cash management system, payments issued but not presented to banks frequently result in book overdraft balances for accounting purposes and are classified within "Accounts payable" in the accompanying Consolidated Balance Sheets. Changes in the book overdraft position are presented within "Net cash provided by operating activities" within the Consolidated Statements of Cash Flows. The amount of these payments included in "Accounts Payable" as of January 31, 2026 and February 1, 2025 was $142.2 million and $155.5 million, respectively.

The Consolidated Statements of Cash Flows includes the cash flows of continuing and discontinued operations. The following is a reconciliation between "Cash and cash equivalents" and "Restricted cash" of continuing operations presented in the Consolidated Balance Sheets and the total cash, cash equivalents and restricted cash presented in the Consolidated Statements of Cash Flows:

(in millions)	January 31, 2026	February 1, 2025
Cash and cash equivalents on the Consolidated Balance Sheets	$ 717.8	$ 1,256.5
Restricted cash on the Consolidated Balance Sheets, noncurrent	42.9	75.7
Cash, cash equivalents and restricted cash of discontinued operations included in current assets of discontinued operations on the Consolidated Balance Sheets	—	179.0
Total cash, cash equivalents and restricted cash on the Consolidated Statements of Cash Flows	$ 760.7	$ 1,511.2

Merchandise Inventories

In accordance with ASC Topic 330 "Inventory," merchandise inventories at our distribution centers are stated at the lower of cost or net realizable value, determined on a weighted-average cost basis. Cost is assigned to store inventories using the retail inventory method on a weighted-average basis. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are computed by applying a calculated cost-to-retail ratio to the retail value of inventories.

Costs directly associated with warehousing and distribution are capitalized as merchandise inventories. Total warehousing and distribution costs capitalized into inventory amounted to $190.5 million and $195.3 million at January 31, 2026 and February 1, 2025, respectively.

Property, Plant and Equipment

In accordance with ASC Topic 360 "Property, Plant and Equipment," property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	39 to 40 years
Building improvements	20 years
Furniture, fixtures and equipment, software	3 to 15 years
Leasehold improvements	Shorter of remaining lease term or related asset life

Depreciation is included in "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Operations, with the exception of depreciation related to our merchandising and distribution-related assets which are included in "Cost of sales" in the accompanying Consolidated Statements of Operations.

Capitalized Interest

We capitalize interest on borrowed funds during the construction of certain property and equipment based on our weighted average borrowing rates in place while the projects are in progress. We capitalized $4.2 million, $7.6 million and $5.9 million of interest costs in the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

Insurance Reserves and Restricted Cash

We utilize a combination of insurance and self-insurance programs, including a wholly-owned captive insurance entity, to provide for the potential liabilities for certain risks, including workers' compensation, general liability and auto. Liabilities associated with the risks that are retained by us are not discounted and are estimated, in part, by considering claims experience, exposure and severity factors, historical loss development factors, and other actuarial assumptions. Our self-insurance liabilities associated with workers' compensation, general liability and auto are recorded within "Other current liabilities" and "Other liabilities" in the accompanying Consolidated Balance Sheets and amounted to $327.2 million and $244.3 million at January 31, 2026 and February 1, 2025, respectively.

Dollar Tree Insurance, Inc., a South Carolina-based wholly-owned captive insurance subsidiary of ours, charges the operating subsidiary companies premiums to insure the retained workers' compensation, general liability and auto exposures. Pursuant to South Carolina insurance regulations, Dollar Tree Insurance, Inc. maintains certain levels of cash and cash equivalents related to its self-insured exposures.

We also maintain certain cash balances related to our insurance programs which are held in trust and restricted as to withdrawal or use. These amounts are reflected in "Restricted cash" in the accompanying Consolidated Balance Sheets and amounted to $42.9 million and $75.7 million at January 31, 2026 and February 1, 2025, respectively.

Lease Accounting

Our lease portfolio primarily consists of leases for our retail store locations, vehicles and trailers, as well as distribution center space and equipment. In accordance with ASC Topic 842 "Leases," we determine if an arrangement is a lease at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. We recognize expense for these leases on a straight-line basis over the lease term. For leases with an initial term in excess of 12 months, we determine the initial classification and measurement of the right-of-use ("ROU") assets and lease liabilities at the lease commencement date and thereafter if modified. ROU assets represent our right to control the underlying assets under lease, over the contractual term. ROU assets and lease liabilities are recognized on the Consolidated Balance Sheets based on the present value of future minimum lease payments to be made over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate in determining the present value of future lease payments. Inputs to the calculation of our incremental borrowing rate include the valuations and yields of our outstanding senior notes and their credit spreads over comparable U.S. Treasury rates, adjusted to a collateralized basis by estimating the credit spread improvement that would result from an upgrade of one ratings classification. Most leases include one or more options to renew and the exercise of renewal options is at our sole discretion. We do not include renewal options in our determination of the lease term unless the renewals are deemed to be reasonably certain. Operating lease expense for lease payments not yet paid is recognized on a straight-line basis over the lease term. The operating lease ROU asset is reduced by lease incentives, which has the effect of lowering the operating lease expense. Operating lease ROU assets are periodically reviewed for impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10 "Property, Plant, and Equipment - Overall," to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

We have real estate leases that typically include payments related to non-lease components, such as common area maintenance, as well as payments for real estate taxes and insurance which are not considered components of the lease. These payments are generally variable and based on actual costs incurred by the lessor. These costs are expensed as incurred as variable lease costs and excluded for the purpose of calculating the ROU asset and lease liability. A smaller number of real estate leases contain fixed payments for common area maintenance, real estate taxes and insurance. These fixed payments are considered part of the lease payment and included in the ROU asset and lease liability. In addition, certain of our lease agreements include rental payments based on a percentage of retail sales over contractual levels and others include rental payments adjusted periodically for inflation. These payments are expensed as incurred as variable lease costs. Our lease agreements do not contain any material residual value guarantees or material restrictive financial covenants.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with ASC Topic 360, we review our long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets based on discounted cash flows or other readily available evidence of fair value, if any. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In fiscal 2025, fiscal 2024 and fiscal 2023, we recorded impairment charges related to continuing operations of $9.0 million, $52.1 million and $10.9 million, respectively, to write down certain assets. These charges are recorded as a component of "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Operations. Of the impairment charges recorded in fiscal 2024, approximately $44.0 million related to capitalized software costs for enterprise merchandising and store system projects that were not fully implemented and were cancelled in connection with the decision to sell the Family Dollar business.

Refer to Note 15 for discussion of impairment charges recorded related to discontinued operations.

Goodwill and Nonamortizing Intangible Assets

Goodwill and nonamortizing intangible assets, including trade names acquired in business combinations, are not amortized, but rather tested for impairment at least annually. In addition, goodwill and nonamortizing intangible assets are tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. For both goodwill and nonamortizing intangible assets, we have the option to initially perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. Alternatively, we may bypass the qualitative assessment in any given year and proceed directly to performing the quantitative impairment test. We perform our annual impairment testing of goodwill and nonamortizing intangible assets during the fourth quarter of each year. Our reporting units are determined in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other."

When a quantitative impairment test is performed for an acquired trade name, we compare the fair value, based on an income approach using the relief-from-royalty method, to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess.

When a quantitative impairment test is performed for goodwill, we estimate the fair value of the reporting unit using a combination of a market multiple method and a discounted cash flow method. We recognize goodwill impairment for the amount by which the reporting unit's carrying amount exceeds its estimated fair value, not to exceed the total carrying amount of goodwill allocated to the reporting unit.

There were no impairments of goodwill associated with continuing operations in fiscal 2025, fiscal 2024 and fiscal 2023. Refer to Note 15 for information on goodwill and trade name intangible assets from discontinued operations, including the results of the impairment tests.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606 "Revenue from Contracts with Customers." Net sales consist of the net sales of merchandise in our stores. Revenue transactions associated with the sale of merchandise comprise a single performance obligation, which consists of the sale of products to customers. Revenue is recognized when we satisfy our performance obligations by transferring control of promised products to our customers, which occurs at a point in time. Sales taxes imposed on our revenues from product sales are presented on a net basis in the accompanying Consolidated Statements of Operations. Gift cards that we issue to customers are recorded as contract liabilities until they are redeemed in our stores, at which point revenue is recognized. We record reductions to revenue for discounts.

Cost of Sales

We include the cost of merchandise, warehousing and distribution costs, and certain occupancy costs in cost of sales.

Vendor Allowances

We receive vendor support in the form of cash payments or allowances through various reimbursements such as purchase discounts, markdowns and volume rebates. We have agreements with vendors setting forth the specific conditions for each allowance or payment. In accordance with ASC Subtopic 705-20 "Accounting for Consideration Received from a Vendor," we either recognize the allowance as a reduction of current costs or defer the payment over the period the related merchandise is sold. If the payment is a reimbursement for costs incurred, it is offset against those related costs; otherwise, it is treated as a reduction to the cost of merchandise.

Pre-Opening Costs

We capitalize certain internal labor costs related to new, expanded, renovated, relocated and re-bannered stores after the project becomes probable and only when the costs are directly attributable to the preparation of the store-related assets for their intended use. We expense all other pre-opening costs related to our stores and distribution centers, as incurred.

Advertising Costs

We expense advertising costs as they are incurred and they are included in "Selling, general and administrative expenses" within the accompanying Consolidated Statements of Operations. Advertising costs were $44.4 million, $28.3 million and $26.7 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Income Taxes

In accordance with ASC Topic 740 "Income Taxes," income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change. Deferred tax assets are reduced by valuation allowances when necessary. Assessing whether deferred tax assets are realizable requires judgment. We consider all available positive and negative evidence, including historical operating performance and expectations of future operating performance. The ultimate realization of deferred tax assets is often dependent upon future taxable income and therefore can be uncertain. To the extent we believe it is more likely than not that all or some portion of the asset will not be realized, valuation allowances are established against our deferred tax assets, which increase income tax expense in the period when such a determination is made. Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions or obtaining new information on particular tax positions may cause a change to the effective tax rate.

We have made the policy election to record any liability associated with Global Intangible Low Tax Income ("GILTI") in the period in which it is incurred.

We include interest and penalties in the provision for income tax expense and income taxes payable. We do not provide for any penalties associated with tax contingencies unless they are considered probable of assessment.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718 "Compensation - Stock Compensation," which requires all stock-based compensation awards granted to be measured at fair value and recognized as an expense in the financial statements over the service period. In addition, this guidance requires that excess tax benefits related to stock-based compensation awards be reflected as operating cash flows. We use the Black-Scholes option pricing model to estimate the fair market value of stock option awards and grant date fair value for restricted stock units. We use the "simplified method" to estimate the expected life of options, as permitted by accounting guidance. The "simplified method" calculates the expected life of a stock option equal to the time from grant to the midpoint between the vesting date and contractual term, taking into account all vesting tranches. The risk-free interest rate is based on the yield for the U.S. Treasury bill with a maturity equal to the expected life of the stock option. Expected volatility is based on our historical average. Compensation expense is recognized net of forfeitures on a straight-line basis over the total vesting period, which is the implied requisite service period, or a shorter period based on the retirement eligibility of the grantee. Compensation expense for performance-based awards is recorded over the implied requisite service period when achievement of the performance target is deemed probable. We issue new shares upon exercise of stock options and upon vesting of restricted stock units. Refer to Note 10 for further details on stock-based compensation.

Earnings Per Share

In accordance with ASC Topic 260 "Earnings Per Share," basic earnings (loss) per share has been computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings (loss) per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential shares and has been computed by dividing net income (loss) by the weighted average number of shares and dilutive potential shares outstanding. Dilutive potential shares include all outstanding stock options and unvested restricted stock units after applying the treasury stock method. Diluted earnings per share of common stock from continuing operations, diluted earnings (loss) per share of common stock from discontinued operations and diluted earnings (loss) per share of common stock include the effect of dilutive potential shares based on applying the control number concept in ASC Topic 260. The control number concept requires that the same number of potentially dilutive securities applied in computing diluted earnings per share from continuing operations be applied to all other categories of income or loss, even if the effect is anti-dilutive.

Foreign Currency

The functional currencies of certain of our international subsidiaries are the local currencies of the countries in which the subsidiaries are located. In accordance with ASC Topic 830 "Foreign Currency Matters," foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. Capital accounts are translated at historical foreign currency exchange rates. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive loss. Adjustments that arise from foreign currency exchange rate changes on transactions, primarily driven by intercompany transactions, denominated in a currency other than the functional currency are included in "Other (income) expense, net" in the accompanying Consolidated Statements of Operations. These adjustments have not historically been significant.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09") which requires entities to disclose specific categories and greater disaggregation of information in the effective tax rate reconciliation, as well as disaggregated disclosure of income taxes paid, pretax income and income tax expense by jurisdiction. The standard also removes certain disclosure requirements that previously existed under Topic 740. We adopted ASU 2023-09 effective January 31, 2026 on a retrospective basis. Refer to Note 4 for our income tax disclosures.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 "Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03") which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective on a prospective basis for annual periods beginning in fiscal 2027 and for interim periods beginning in fiscal 2028, with retrospective application permitted. We are currently evaluating the impact of this standard to our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"), which amends the accounting for internal-use software by requiring that an entity start capitalizing software costs once management has authorized and committed funding for the project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual and interim periods beginning in fiscal 2028, with early adoption permitted. ASU 2025-06 can be applied using a prospective transition approach, a modified transition approach or a retrospective transition approach. We are currently evaluating the impact of this standard to our consolidated financial statements.

We have reviewed all other recently issued accounting standards and determined they were either not applicable or not expected to have a material impact on our financial position or results of operations.

Note 3 - Supplemental Balance Sheet Information

Property, Plant and Equipment, Net

Property, plant and equipment, net, as of January 31, 2026 and February 1, 2025 consists of the following:

(in millions)	January 31, 2026	February 1, 2025
Land	$ 185.0	$ 162.7
Buildings	1,694.4	1,403.3
Leasehold improvements	3,094.5	2,766.8
Furniture, fixtures and equipment	4,269.5	3,589.1
Construction in progress	564.7	909.7
Total property, plant and equipment	9,808.1	8,831.6
Less: accumulated depreciation	4,848.5	4,332.3
Total property, plant and equipment, net	$ 4,959.6	$ 4,499.3

Depreciation expense was $644.2 million, $524.8 million, and $400.6 million for the years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

Accrued capital expenditures were $45.7 million, $61.1 million, and $82.2 million at January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

Other Current Liabilities

Other current liabilities as of January 31, 2026 and February 1, 2025 consist of the following:

(in millions)	January 31, 2026		February 1, 2025	
Taxes (other than income taxes)	$	149.6	$	120.2
Compensation and benefits		215.9		157.6
Insurance		127.4		99.0
Other		204.8		197.6
Total other current liabilities	$	697.7	$	574.4

Note 4 - Income Taxes

On July 4, 2025, new federal tax legislation was enacted in the U.S. The most significant impacts to the Company of this legislation are the immediate expensing of domestic research and development expenditures and the permanent reinstatement of bonus depreciation for qualifying properties.

In connection with the sale of Family Dollar, completed on July 5, 2025, the Company expects to realize cash tax benefits from losses on the sale totaling approximately $445.0 million.

Income from continuing operations before income taxes is as follows:

	Year Ended					
(in millions)	January 31, 2026		February 1, 2025		February 3, 2024	
United States	$	1,621.6	$	1,361.0	$	1,638.9
Foreign		7.9		22.6		23.0
Total	$	1,629.5	$	1,383.6	$	1,661.9

The provision for income taxes consists of the following:

	Year Ended					
(in millions)	January 31, 2026		February 1, 2025		February 3, 2024	
Current taxes:						
Federal	$	199.8	$	238.0	$	279.1
State		56.5		53.6		61.9
Foreign		0.5		0.2		—
Total current taxes		256.8		291.8		341.0
Deferred taxes:						
Federal		122.4		37.7		38.8
State		23.1		5.8		10.4
Foreign		1.9		5.8		5.9
Total deferred taxes		147.4		49.3		55.1
Provision for income taxes	$	404.2	$	341.1	$	396.1

A reconciliation of the statutory U.S. federal income tax rate and the effective tax rate follows:

(dollars in millions)		Year Ended						
		January 31, 2026			February 1, 2025		February 3, 2024	
Statutory U.S. federal income tax rate	$	342.2	21.0 %	$	290.6	21.0 %	$	349.0	21.0 %
Domestic Federal:								
Cross-border tax laws		1.6	0.1		1.2	0.1		2.1	0.1
Tax credits:								
Work Opportunity Tax Credit		(17.0)	(1.0)		(14.5)	(1.0)		(21.0)	(1.3)
Nontaxable and nondeductible items		8.2	0.5		18.6	1.3		14.2	0.9
Other, net		3.8	0.2		(1.6)	(0.1)		(5.4)	(0.4)
Domestic state and local income taxes, net of federal income tax benefit (a)		66.6	4.1		44.7	3.2		56.2	3.4
Foreign tax effects:								
Other foreign jurisdictions		0.6	—		1.2	0.1		1.0	0.1
Worldwide changes in unrecognized tax benefits		(1.8)	(0.1)		0.9	0.1		—	—
Effective tax rate	$	404.2	24.8 %	$	341.1	24.7 %	$	396.1	23.8 %

(a) During the year ended January 31, 2026, state taxes in California, Florida, Illinois, Michigan, New Jersey, and New York made up greater than 50 percent of the tax effect in this category. During the year ended February 1, 2025, state taxes in California, Florida, Illinois, Michigan, New Jersey, New York, and Virginia made up greater than 50 percent of the tax effect in this category. During the year ended February 3, 2024, state taxes in California, Illinois, Michigan, New Jersey, New York, and Virginia made up greater than 50 percent of the tax effect in this category.

Reinvestment of Unremitted Earnings

Substantially all of our current year foreign cash earnings in excess of working capital and cash needed for strategic investments are not intended to be indefinitely reinvested offshore. Therefore, the tax effects of repatriation for applicable state taxes and foreign withholding taxes of such cash earnings have been provided for in the accompanying Consolidated Statements of Operations. We have the intent and ability to reinvest substantially all of the non-cash unremitted earnings of our non-U.S. subsidiaries indefinitely. Accordingly, no provision for state taxes or foreign withholding taxes was recorded on these unremitted earnings in the accompanying Consolidated Statements of Operations.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our net deferred tax assets (liabilities) follow:

(in millions)	January 31, 2026	February 1, 2025
Deferred tax assets:		
Operating lease liabilities	$ 1,200.1	$ 1,841.3
Impairment of assets held for sale	—	870.3
Net operating losses, interest expense and credit carryforwards	250.6	55.4
Accrued expenses	26.2	37.2
Accrued compensation expense	41.9	39.5
State tax election	—	11.8
Other	1.7	3.3
Total deferred tax assets	1,520.5	2,858.8
Valuation allowance	(17.4)	(11.6)
Deferred tax assets, net	1,503.1	2,847.2
Deferred tax liabilities:		
Operating lease ROU assets	(1,128.5)	(1,698.8)
Other intangibles	(16.5)	(196.1)
Property and equipment	(443.2)	(623.7)
Prepaids	(48.5)	(46.1)
Inventory	(18.7)	(21.9)
Total deferred tax liabilities	(1,655.4)	(2,586.6)
Deferred income taxes, net	$ (152.3)	$ 260.6

At January 31, 2026, we had deferred taxes related to certain state tax credit carryforwards, net operating loss carryforwards and interest expense carryforwards totaling $121.6 million. Some of these carryforwards will expire, if not utilized, beginning in fiscal 2026 through fiscal 2046. We had deferred taxes related to federal net operating loss and credit carryforwards totaling $129.0 million. The federal loss carryforward is indefinite, but credit carryforwards will expire, if not utilized, beginning in fiscal 2045.

A valuation allowance of $17.4 million, net of federal tax benefits, has been provided principally for certain state credit carryforwards and net operating loss carryforwards. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred taxes will not be realized. Based upon the availability of carrybacks of future deductible amounts and our projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not the remaining existing deductible temporary differences will reverse during periods in which carrybacks are available or in which we generate net taxable income.

Uncertain Tax Positions

We are participating in the IRS Compliance Assurance Process ("CAP") for fiscal 2025 and we have been accepted into the program for fiscal 2026. This program accelerates the examination of key transactions with the goal of resolving any issues before the tax return is filed. Our federal tax returns have been examined and all issues have been settled through the fiscal 2022 tax year. The fiscal 2023 tax year is still open. The fiscal 2024 tax year has been examined and closed. Several states completed their examinations during fiscal 2025. In general, fiscal 2022 and forward are within the statute of limitations for state tax purposes. The statute of limitations is still open prior to fiscal 2022 for some states.

The balance for unrecognized tax benefits at January 31, 2026 was $29.7 million. The total amount of unrecognized tax benefits at January 31, 2026 that, if recognized, would affect the effective tax rate was $24.3 million (net of the federal tax benefit).

The following is a reconciliation of our total gross unrecognized tax benefits:

(in millions)	January 31, 2026		February 1, 2025	
Beginning Balance	$	28.2	$	22.0
Additions for tax positions of prior years		1.8		10.2
Additions, based on tax positions related to current year		4.0		4.8
Settlements		(0.1)		(2.3)
Lapses in statutes of limitation		(4.2)		(6.5)
Ending balance	$	29.7	$	28.2

As of January 31, 2026, we have recorded a liability for potential interest and penalties of $3.6 million.

Cash Taxes Paid

Cash income taxes paid, net of refunds received, consisted of the following:

	Year Ended					
(in millions)	January 31, 2026		February 1, 2025		February 3, 2024	
Federal	$	119.0	$	140.0	$	226.0
State and local		21.7		34.6		44.2
Foreign		0.5		—		—
Total	$	141.2	$	174.6	$	270.2

No state, local or foreign jurisdiction exceeded five percent of total income taxes paid.

Note 5 – Commitments and Contingencies

Purchase Obligations

At January 31, 2026, we have commitments totaling $17.4 million through fiscal 2027 related to ocean shipping contracts and commitments of $242.5 million through fiscal 2034 related to agreements for software licenses and support, telecommunication services and store technology assets and maintenance for our stores.

Letters of Credit

We have $85.0 million in trade letters of credit with various financial institutions, under which $2.6 million was committed to these letters of credit issued for routine purchases of imported merchandise at January 31, 2026.

Surety Bonds

We have issued various surety bonds that primarily serve as collateral for utility payments at our stores and self-insured insurance programs, as well as U.S. customs compliance. These bonds total $247.5 million and are committed through various dates through fiscal 2027.

Contingencies

Insurance Claims

In the first quarter of fiscal 2024, a tornado destroyed our Dollar Tree distribution center in Marietta, Oklahoma. Based on the significant damage sustained by the facility, the inventory contained in the facility and the facility itself was not salvageable. We incurred losses totaling $117.0 million in the first quarter of fiscal 2024, consisting of $70.0 million related to damaged inventory and $47.0 million related to property and equipment. These losses were fully offset by insurance receivables. Subsequently, we recorded additional insurance receivables of approximately $7.0 million in fiscal 2024 and $5.0 million in fiscal 2025 for other property and equipment-related damage recoveries that are reimbursable under the terms of our insurance policy.

In fiscal 2024, we received insurance proceeds totaling $150.0 million, including $100.0 million related to damaged inventory and $50.0 million related to damaged property and equipment and recorded a gain of $30.0 million in the fourth quarter of fiscal 2024 for the excess of the insurance proceeds received over the losses incurred for damaged inventory.

In the first quarter of fiscal 2025, we received additional insurance proceeds of $70.0 million, including $50.0 million related to damaged property and equipment and $20.0 million related to damaged inventory. We recorded a gain of approximately $62.0 million for the excess of the insurance proceeds received over the losses incurred for the damaged property and equipment and damaged inventory.

The gains recorded in fiscal 2024 and fiscal 2025 are reflected within "Other (income) expense, net" in the accompanying Consolidated Statements of Operations.

Legal Proceedings

We are defendants in ordinary, routine litigation or proceedings incidental to our business, including employment-related matters; infringement of intellectual property rights; personal injury/wrongful death claims; real estate matters; environmental and safety issues; and product safety and product liability matters (including cases arising from talc and acetaminophen products sold by the Company). Legal proceedings may also include class, collective, representative and large cases and arbitrations. We will vigorously defend ourselves in these matters. We do not believe that any of these matters will, individually or in the aggregate, have a material effect on our business, financial condition, or liquidity. We cannot give assurance, however, that one or more of these matters will not have a material effect on our results of operations for the quarter or year in which any reserves are established (if ever) or they are resolved.

We assess our legal proceedings monthly and reserves are established if a loss is probable and the amount of such loss can be reasonably estimated. Many, if not substantially all, of our legal proceedings are subject to significant uncertainties and, therefore, determining the likelihood of a loss and the measurement of any loss can be complex and subject to judgment. With respect to the matters noted below where we have determined that a loss is reasonably possible but not probable, we are unable to reasonably estimate the amount or range of the possible loss at this time due to the inherent difficulty of predicting the outcome of and uncertainties regarding legal proceedings. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Management's assessment of legal proceedings could change because of future determinations or the discovery of facts which are not presently known. Accordingly, the ultimate costs of resolving these proceedings may be substantially higher or lower than currently estimated.

Active Matters

In connection with the sale of Family Dollar, Dollar Tree agreed to defend and indemnify Family Dollar against certain specified litigated matters, including certain product liability cases arising from customers' alleged use, before the sale, of talc and acetaminophen products purchased at Family Dollar.

Antidumping and Countervailing Duties

In 2025, the U.S. Department of Commerce ("DOC") issued separate orders for antidumping ("AD") and countervailing duties ("CVD") on imports of paper plates and aluminum pans coming from China. In August 2025, the DOC initiated a circumvention case regarding whether paper plates sourced from Cambodia and Malaysia were circumventing the AD and CVD orders by using parent rolls of paper from China. Similarly, in July 2025, the DOC initiated a circumvention case regarding whether aluminum pans produced in Thailand and Vietnam were circumventing the AD and CVD orders by using parent rolls of aluminum from China. Petitioners in both cases have requested the DOC to apply duties retroactively to imports that occurred prior to the initiation of the circumvention cases. The Company imported both products from impacted countries during the requested retroactive period. Both cases are under review with the DOC and preliminary and final determinations are expected in 2026.

Although the DOC has significant discretion in deciding these cases, based on past precedent of DOC rulings the Company does not believe it is probable that we will incur any losses, which are currently estimated to be as high as approximately $75 million for aluminum pans and $119 million for paper plates.

Note 6 - Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consist of the following:

(in millions)	January 31, 2026		February 1, 2025
Short-Term Borrowings:			
Unsecured commercial paper notes	$ —	$	—
$1.5 billion revolving credit facility	—		—
$1.0 billion revolving credit facility	—		—
Total Short-Term Borrowings	$ —	$	—
Long-Term Debt:			
4.00% Senior Notes, due May 2025	$ —	$	1,000.0
4.20% Senior Notes, due May 2028	1,250.0		1,250.0
2.65% Senior Notes, due December 2031	800.0		800.0
3.375% Senior Notes, due December 2051	400.0		400.0
Debt discount and issuance costs	(18.3)		(18.8)
Total Long-Term Debt	$ 2,431.7	$	3,431.2
Less: Current portion	$ —	$	1,000.0
Non-current portion of long-term debt	$ 2,431.7	$	2,431.2

Short-Term Borrowings

Commercial Paper Program

In fiscal 2023, the Company established a commercial paper program to issue unsecured commercial paper notes with maturities up to 397 days from the date of issue, up to a maximum aggregate face or principal amount outstanding at any time of $1.5 billion. On November 10, 2025, the Company increased the size of its commercial paper program to permit the issuance of commercial paper notes up to a maximum aggregate amount outstanding at any time of $2.5 billion. The $2.5 billion maximum is authorized through the maturity date of the Company's 364-Day Revolving Credit Facility on March 20, 2026 or to the extent of (including maturity and amount) any extension of the 364-Day Facility or any similar replacement financing arrangement, and will return to $1.5 billion thereafter. The net proceeds of note issuances are used for general corporate purposes. The Company's revolving credit facility, which is discussed below, serves as a liquidity backstop for the repayment of notes outstanding under the program. The notes rank equally with all of our other unsecured and unsubordinated debt.

We issued and repaid $10.1 billion, $3.2 billion and $1.1 billion principal amount of notes in fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and incurred interest expense of $15.8 million, $3.9 million and $2.6 million, respectively, related to these notes. At January 31, 2026 and February 1, 2025, no notes were outstanding under the program.

Revolving Credit Facilities

On March 21, 2025, the Company entered into a new revolving credit facility ("Five-Year Credit Facility"), with JPMorgan Chase Bank, N.A., as agent, the banks and the financial institutions from time to time party thereto, providing for a $1.5 billion revolving credit facility, of which up to $350.0 million is available for letters of credit. The Five-Year Credit Facility matures on March 21, 2030, subject to extensions permitted under the new Credit Agreement ("Credit Agreement"). In connection with entry into this new Five-Year Credit Facility, we terminated all commitments and fulfilled all obligations under our previous credit agreement dated December 8, 2021. As of January 31, 2026, there were no borrowings outstanding under the Five-Year Credit Facility. At January 31, 2026, we had no letters of credit outstanding under the Five-Year Credit Facility. We did not borrow under our previous $1.5 billion Five-year revolving credit facility in fiscal 2024 or fiscal 2023. At February 1, 2025, we had letters of credit outstanding under the previous revolving credit facility of $3.8 million.

Also on March 21, 2025, the Company entered into a 364-Day Revolving Credit Facility, with JPMorgan Chase Bank, N.A., as agent, the banks and the financial institutions from time to time party thereto, providing for a $1.0 billion revolving credit facility. The 364-Day Revolving Credit Facility matures on March 20, 2026. As of January 31, 2026, there were no borrowings outstanding under the 364-Day Revolving Credit Facility.

Borrowings under the Five-Year Credit Facility and the 364-Day Revolving Credit Facility (together, "the credit facilities") bear interest at the Adjusted Term SOFR Rate (as defined in the underlying credit agreements) plus 1.000%, subject to adjustment based on (i) our credit ratings and (ii) our leverage ratio. At January 31, 2026, the credit facilities bore interest at 4.89%. We pay certain commitment fees in connection with the credit facilities. The credit facilities allow voluntary repayment of outstanding loans at any time without premium or penalty, other than customary "breakage" costs with respect to Secured Overnight Financing Rate ("SOFR") loans.

The credit facilities contain a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the Company's ability to incur subsidiary indebtedness, incur liens, sell all or substantially all of our (including our subsidiaries') assets and consummate certain fundamental changes. The credit facilities also contain financial covenants, including a maximum leverage ratio covenant and a minimum fixed charge coverage ratio covenant. As of January 31, 2026, we were in compliance with all applicable covenants.

Long-Term Debt

Senior Notes

The Company's outstanding senior notes summarized in the table above are unsecured, unsubordinated obligations of the Company, ranking equally in right of payment among themselves and with the Company's existing and future unsecured and unsubordinated debt. The Company, at its option, may redeem each series of the senior notes at any time, in whole or in part, at redemption prices set forth in the respective indentures. Additionally, upon certain events, the holders of the notes have the right to require the Company to repurchase all or a portion of their notes at a price of 101% of the principal amount of the notes, plus accrued and unpaid interest. Interest on all outstanding senior notes is payable semiannually.

The senior notes contain covenants that, among other things, limit our ability to incur certain secured debt. As of January 31, 2026, we were in compliance with all applicable covenants.

On May 15, 2025, we leveraged our commercial paper program, in addition to utilizing available cash, to redeem our $1.0 billion principal amount of 4.00% Senior Notes due 2025 (the "4.00% Senior Notes").

Maturities of long-term debt are as follows (in millions):

Fiscal Year	(in millions)
2026	$ —
2027	—
2028	1,250.0
2029	—
2030	—
Thereafter	1,200.0
Total	$ 2,450.0

Note 7 - Leases

Our lease portfolio primarily consists of leases for our retail store locations, vehicles and trailers, as well as distribution center space and equipment.

The lease cost for operating leases that was recognized in the accompanying Consolidated Statements of Operations was as follows:

	Year Ended		
(in millions)	January 31, 2026	February 1, 2025	February 3, 2024
Fixed lease cost	$ 1,131.9	$ 1,041.6	$ 948.1
Variable lease cost	367.0	328.9	296.0
Short-term lease cost	11.1	21.5	15.6
Total lease cost*	$ 1,510.0	$ 1,392.0	$ 1,259.7

*Excludes sublease income, which is immaterial

There are no residual value guarantees that exist, and there are no restrictions or covenants imposed by leases.

As of January 31, 2026, maturities of lease liabilities were as follows:

Fiscal Year	(in millions)
2026	$ 1,098.9
2027	1,071.1
2028	888.4
2029	715.9
2030	523.3
Thereafter	1,045.2
Total undiscounted lease payments	5,342.8
Less interest	718.9
Present value of lease liabilities	$ 4,623.9

The future lease payments above exclude $57.4 million of legally binding minimum lease payments for leases signed but not yet commenced as of January 31, 2026.

Information regarding the weighted-average remaining lease term and the weighted-average discount rate for operating leases is as follows:

	January 31, 2026	February 1, 2025	February 3, 2024
Weighted-average remaining lease term (years)	5.7	5.6	5.4
Weighted-average discount rate	4.9 %	4.6 %	4.0 %

The following represents supplemental information pertaining to our operating lease arrangements:

	Year Ended		
(in millions)	January 31, 2026	February 1, 2025	February 3, 2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,176.9	$ 1,047.6	$ 1,038.6
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,207.0	$ 1,378.5	$ 1,113.0

Note 8 - Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities;

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and

Level 3 - Unobservable inputs in which there is little or no market data which require the reporting entity to develop its own assumptions.

Financial assets and liabilities are classified in the fair value hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). We review certain store assets for evidence of impairment. The fair values are determined based on the income approach, in which we utilize internal cash flow projections over the life of the underlying lease agreements discounted based on our risk-adjusted rate. These measures of fair value, and related inputs, are considered a Level 3 approach under the fair value hierarchy. Refer to Note 2 under the caption "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and Note 15 for further information regarding the impairment charges recorded in fiscal 2025, fiscal 2024 and fiscal 2023.

Our indefinite-lived intangible assets are recorded at carrying value, and, if impaired, are adjusted to fair value using Level 3 inputs. Refer to Note 2 under the caption "Goodwill and Nonamortizing Intangible Assets" and Note 15 for further information regarding the process of determining the fair value of these assets and the impairment charges recorded in fiscal 2024 and fiscal 2023, related to our discontinued operations.

Fair Value of Financial Instruments

The carrying amounts of "Cash and cash equivalents," "Restricted cash" and "Accounts payable" as reported in the accompanying Consolidated Balance Sheets approximate fair value due to their short-term maturities. The carrying values of our Five-Year Credit Facility, our 364-Day Revolving Credit Facility and borrowings under our commercial paper program approximate their fair values. At January 31, 2026, we had no borrowings outstanding under our credit facilities or our commercial paper program.

The aggregate fair values and carrying values of our long-term borrowings, including current portion, were as follows:

(in millions)	January 31, 2026		February 1, 2025	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1				
Senior Notes	$ 2,241.0	$ 2,436.3	$ 3,140.9	$ 3,433.6

The fair values of our Senior Notes were determined using Level 1 inputs as quoted prices in active markets for identical assets or liabilities are available.

Note 9 - Shareholders' Equity

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, $0.01 par value per share. No preferred shares were issued and outstanding at January 31, 2026 and February 1, 2025.

Share Repurchase Programs

We periodically repurchase shares of our common stock under share repurchase programs authorized by our Board of Directors. In July 2025, our Board of Directors replenished the Company's share repurchase authorization to an aggregate amount of $2.5 billion, reflecting the limit previously approved by the Board in September 2021. Under the Board repurchase authorization, we may repurchase our common stock in open market or privately negotiated transactions with financial institutions. The repurchase authorization does not have an expiration date.

We repurchased 17,176,514, 3,283,837 and 3,905,599 shares of common stock on the open market at a cost of $1.6 billion, $403.6 million and $504.3 million, including applicable excise tax, in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Of the shares repurchased during fiscal 2025, $9.0 million settled subsequent to January 31, 2026 and this amount was accrued in the accompanying Consolidated Balance Sheets. As of January 31, 2026, we had $1.8 billion remaining under the $2.5 billion Board repurchase authorization.

Subsequent to January 31, 2026, we purchased an additional 1,598,978 shares of common stock on the open market at a cost of $192.7 million, as of March 12, 2026.

Note 10 - Stock-Based Compensation Plans

Fixed Stock-Based Compensation Plans

The 2021 Omnibus Incentive Plan ("Omnibus Plan") permits us to grant up to 6.5 million shares of our common stock to our employees, consultants and directors. The plan permits us to grant equity awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, service-based restricted stock units ("RSUs"), performance bonuses, performance-based restricted stock units ("PSUs"), non-employee director stock options and other equity-related awards.

Any restricted stock, RSUs or PSUs awarded are subject to certain general restrictions. The restricted stock shares or units may not be sold, transferred, pledged or disposed of until the restrictions on the shares or units have lapsed or have been removed under the provisions of the Omnibus Plan. In addition, if a holder of restricted shares or units ceases to be employed by us, any shares or units in which the restrictions have not lapsed will be forfeited.

Prior to July 1, 2023, the 2013 Director Deferred Compensation Plan permitted our directors to defer all or a portion of fees for Board or Board committee service until a future date, at which time they may be paid in cash or shares of our common stock, or receive all or a portion of such fees in non-statutory stock options. Deferred fees that are paid out in cash will earn interest at the 30-year Treasury Bond Rate. Deferred amounts to be paid in common stock are determined by dividing the deferred fee amount by the closing market price of a share of our common stock on the date of deferral. The number of options issued to a director will equal the deferred fee amount divided by 33% of the price of a share of our common stock. The exercise price will equal the fair market value of our common stock at the date the option is issued. The options are fully vested when issued and have a term of 10 years. The 2013 plan expired on June 30, 2023. All amounts deferred by directors pursuant to the terms of the 2013 plan on or before June 30, 2023 will continue to be administered in accordance with the terms of the 2013 plan and applicable deferral elections.

Beginning July 1, 2023, our non-employee directors are permitted to defer all or a part of fees earned for his or her service as a director pursuant to our Non-Employee Director Deferred Compensation Program, which operates in conjunction with, and under the authority of, the Omnibus Plan. Pursuant to this program, cash fees may be deferred into either a cash account or a phantom stock account, and annual equity awards for service as a director may be deferred into the director's phantom stock account. Deferred fees that are paid out in cash will earn interest at the 30-year Treasury Bond Rate. Deferred amounts to be paid in common stock are determined by dividing the deferred fee amount by the closing market price of a share of our common stock on the date of deferral.

Total stock-based compensation expense was recorded in the accompanying Consolidated Statements of Operations as follows:

| (in millions) | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Cost of sales	$ 13.5	$ 13.9	$ 11.9
Selling, general and administrative expenses	45.4	93.0	64.4
Income (loss) from discontinued operations, net of tax	8.2	18.0	20.4
Total stock-based compensation expense	$ 67.1	$ 124.9	$ 96.7
Excess tax benefit (deficit) on stock-based compensation recognized in the provision for income taxes	$ (5.4)	$ (0.9)	$ 3.9

The following discussion of our stock-based compensation awards includes awards related to continuing and discontinued operations.

Restricted Stock

We issue RSUs to employees and officers and issue PSUs to certain of our officers. We recognize expense based on the estimated fair value of the RSUs or PSUs granted over the requisite service period, which is generally three years, on a straight-line basis or a shorter period based on the retirement eligibility of the grantee. For PSUs, the compensation expense recorded is re-evaluated at each reporting period and adjusted, as necessary, based on the probability of achieving the performance criteria.

RSUs

The fair value of RSUs is determined based on our closing stock price on the grant date. The following table summarizes the status of RSUs as of January 31, 2026 and changes during the year then ended:

	Number of RSUs	Weighted Average Grant Date Fair Value	
Nonvested at February 1, 2025	973,133	$	136.86
Granted	1,326,234	$	76.47
Vested	(520,194)	$	134.56
Forfeited	(580,546)	$	92.84
Nonvested at January 31, 2026	1,198,627	$	92.28

The total fair value of the RSUs vested during the years ended January 31, 2026, February 1, 2025 and February 3, 2024 was $70.0 million, $55.3 million and $53.8 million, respectively. The weighted average grant date fair value of the RSUs granted in fiscal 2025, fiscal 2024 and fiscal 2023 was $76.47, $131.89 and $141.70, respectively. As of January 31, 2026, there was $62.0 million of total unrecognized compensation expense related to the outstanding RSUs which is expected to be recognized over a weighted-average period of 1.6 years. During fiscal 2025, certain RSUs including grants made in fiscal 2024 and fiscal 2023 were modified to partially accelerate vesting following the sale of the Family Dollar business for associates conveying with the sale. Any remaining unvested awards from fiscal 2024 and fiscal 2023 grants were forfeited for associates conveying with the sale. The impact of the modifications was immaterial. In addition, all 2025 RSU grants to conveying associates were forfeited.

PSUs

Historically, we have granted PSUs that have a service and performance condition. The fair value of these awards is determined based on our closing stock price on the grant date. In fiscal 2023, we began to grant PSUs that cliff vest at the end of three years and that contain a market condition modifier, in addition to having a service and performance condition. The market condition modifier can adjust the number of shares that vest under the award based on a comparison of our total shareholder return to that of a designated peer group over the performance period.

The fair value of these awards incorporating the market condition was estimated on the grant date using a Monte Carlo simulation model with the following weighted average assumptions:

	Fiscal 2025	Fiscal 2024	Fiscal 2023
Expected term (in years)	2.8	2.8	2.8
Expected stock price volatility	42.1 %	34.7 %	34.5 %
Dividend yield	— %	— %	— %
Risk-free interest rate	3.82 %	4.49 %	3.82 %

The expected stock price volatility is based on the historical and implied volatility of our common stock over a period matching the expected term of the awards granted. The dividend yield reflects that we have never paid cash dividends. The risk-free interest rate represents the yield curve in effect at the time of grant for U.S. Treasury securities with maturities that approximate the expected term of the awards.

The following table summarizes the status of PSUs as of January 31, 2026 and changes during the year then ended:

	Number of PSUs	Weighted Average Grant Date Fair Value	
Nonvested at February 1, 2025	217,116	$	128.95
Granted	257,948	$	78.85
Vested	(68,207)	$	111.04
Forfeited	(98,541)	$	102.12
Nonvested at January 31, 2026	308,316	$	98.12

The total fair value of the PSUs vested during the years ended January 31, 2026, February 1, 2025 and February 3, 2024 was $7.6 million, $9.1 million and $8.7 million, respectively. The weighted average grant date fair value of the PSUs granted in fiscal 2025, fiscal 2024 and fiscal 2023 was $78.85, $114.98 and $129.24, respectively. As of January 31, 2026, there was $10.4 million of total unrecognized compensation expense related to these PSUs which is expected to be recognized over a weighted-average period of 1.4 years. We assess the probability of the achievement of the remaining performance targets at the end of each reporting period and based on that assessment, cumulative adjustments may be recorded in future periods. During fiscal 2025, certain PSUs including grants made in fiscal 2024 and fiscal 2023 were modified to adjust performance targets following the sale of the Family Dollar business. The impact of the modifications was immaterial.

Stock Options

Historically, we have not used stock options broadly as part of our compensation strategy. In fiscal 2024 and fiscal 2023, we issued stock options to certain key executives. These awards have a ten-year term and vest in equal installments on each of the first three anniversaries of the grant date, subject to the employees' continued employment with the company through each vesting date. Stock options granted in fiscal 2024 and fiscal 2023 had a fair value of $5.6 million and $4.9 million, respectively.

In addition, in fiscal 2022, we granted a one-time award of options to purchase 2,252,587 shares of our common stock at a fair value of $135.6 million to the then Executive Chairman of the Board, who was also appointed Chief Executive Officer of the company effective January 29, 2023. The grant of options was subject to the terms and conditions of a five-year Executive Agreement. The option award has a ten-year term and was scheduled to vest in equal installments on each of the first five anniversaries of the grant date, subject to the Executive Chairman's continued employment with the company through each vesting date. In the fourth quarter of fiscal 2024, the Executive Chairman and Chief Executive Officer resigned from the Company. As a result, $27.1 million of expense was recognized in the fourth quarter of fiscal 2024 related to the accelerated vesting of an additional number of options pursuant to the terms of the Executive Agreement. Vested portions of the award remain exercisable through the original ten-year term.

Stock options are valued using the Black-Scholes option pricing model and compensation expense is recognized on a straight-line basis over the requisite service period.

The weighted average assumptions used in the Black-Scholes option pricing model for the executive stock options granted in fiscal 2024 and fiscal 2023 are as follows:

	Fiscal 2024	Fiscal 2023
Expected term (in years)	6.0	6.0
Expected stock price volatility	37.1 %	36.3 %
Dividend yield	— %	— %
Risk-free interest rate	4.36 %	3.81 %

The simplified method was used to estimate the expected term of the options due to our lack of historical option exercise experience and the "plain vanilla" characteristics of the option awards. The simplified method results in an expected term equal to the average of the weighted average time-to-vesting and the contractual life of the options. The expected stock price volatility is based on the historical volatility of our common stock over a period matching the expected term of the options granted. The dividend yield reflects that we have never paid cash dividends. The risk-free interest rate represents the yield curve in effect at the time of grant for U.S. Treasury zero-coupon securities with maturities that approximate the expected term of the options.

Prior to July 1, 2023, certain of our directors elected to defer their compensation into stock options under the 2013 Director Deferred Compensation Plan. These options vested immediately and were expensed on the grant date.

The following tables summarize information about options outstanding at January 31, 2026 and changes during the year then ended:

	Number of Shares		Weighted Average Per Share Exercise Price	Weighted Average Remaining Term (Years)		Aggregate Intrinsic Value (in millions)
Outstanding at February 1, 2025	1,800,025	$	154.49			
Exercised	(7,652)		107.11			
Forfeited	(19,819)		133.22			
Outstanding at January 31, 2026	1,772,554	$	154.96	6.2	$	0.8
Exercisable at January 31, 2026	1,715,205	$	155.95	6.1	$	0.4

The intrinsic value of options exercised was $0.1 million in fiscal 2025 and was less than $0.1 million in both fiscal 2024 and fiscal 2023. As of January 31, 2026, there was $1.2 million of total unrecognized compensation expense related to these options which is expected to be recognized over a weighted-average period of 0.8 years.

Note 11 – Earnings (Loss) Per Share

The following table sets forth the calculations of basic and diluted earnings (loss) per share:

		Year Ended		
(in millions, except per share data)		January 31, 2026	February 1, 2025	February 3, 2024
Numerator:				
Income from continuing operations	$	1,225.3	$ 1,042.5	$ 1,265.8
Income (loss) from discontinued operations, net of tax		57.2	(4,072.6)	(2,264.2)
Net income (loss)	$	1,282.5	$ (3,030.1)	$ (998.4)
Denominator:				
Weighted average number of shares outstanding		205.8	215.7	219.5
Dilutive impact of share-based awards (as determined by applying the treasury stock method)		0.5	0.2	0.4
Weighted average number of shares and dilutive potential shares outstanding		206.3	215.9	219.9
Basic earnings (loss) per share of common stock:				
Continuing operations	$	5.95	$ 4.83	$ 5.77
Discontinued operations		0.28	(18.88)	(10.32)
Total basic earnings (loss) per share of common stock	$	6.23	$ (14.05)	$ (4.55)
Diluted earnings (loss) per share of common stock:				
Continuing operations	$	5.94	$ 4.83	$ 5.76
Discontinued operations		0.28	(18.86)	(10.30)
Total diluted earnings (loss) per share of common stock	$	6.22	$ (14.03)	$ (4.54)

For the years ended January 31, 2026, February 1, 2025 and February 3, 2024, share-based awards of 2.0 million shares, 3.1 million shares and 2.4 million shares, respectively, were excluded from the calculation of diluted earnings per share because their inclusion would be anti-dilutive.

Note 12 – Employee Benefit Plan

Dollar Tree Retirement Savings Plan

We maintain a 401(k) plan which is available to all full-time, United States-based employees who are at least 18 years of age. Eligible employees may make elective salary deferrals. We make contributions in the form of a dollar-for-dollar match on the first five percent of employee contributions to eligible employees who have completed one year of service in which they have worked at least 1,000 hours.

Contributions to and reimbursements by us of expenses of the plan were recorded in the accompanying Consolidated Statements of Operations as follows:

(in millions)	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Cost of sales	$ 5.9	$ 6.0	$ 5.7
Selling, general and administrative expenses	17.9	18.0	15.9
Income (loss) from discontinued operations, net of tax	5.7	14.4	14.3
Total retirement plan contributions	$ 29.5	$ 38.4	$ 35.9

All eligible employees are immediately vested in any company match contributions under the 401(k) plan.

Note 13 – Segments and Disaggregated Revenue

As previously disclosed, effective as of the fourth quarter of fiscal 2024, the Company no longer reports the Family Dollar segment; it now reports its financial performance based on the Dollar Tree segment and corporate, support and other. The Dollar Tree segment is a leading operator of discount variety stores offering merchandise predominantly at the opening price point of $1.25, with additional offerings at higher price points. Dollar Tree stores serve customers with a broad range of income levels principally in suburban locations. The Dollar Tree segment includes our operations under the Dollar Tree and Dollar Tree Canada brands, 16 distribution centers in the United States and two distribution centers in Canada. Corporate, support and other consists primarily of store support center costs and the results of operations for our Summit Pointe property in Chesapeake, Virginia that are considered shared services and therefore these results are excluded from the Dollar Tree segment.

Our chief operating decision maker ("CODM") is our chief executive officer of the enterprise. The CODM evaluates the financial performance of the Dollar Tree segment using segment gross profit and operating income. The CODM reviews these metrics to allocate resources to the segment, primarily in the annual budget and quarterly forecasting process. The CODM considers variances between actual results and internal budgets/forecasts on a monthly basis for both profit measures when making decisions about allocating capital and resources to the segment. The CODM also uses segment gross profit to evaluate our ability to control product and supply chain costs relative to changes in sales between comparable periods. The CODM uses operating income to assess the overall performance for the segment. The CODM is provided asset information on a consolidated basis rather than by segment.

The accounting policies of the Dollar Tree segment are the same as those described in Note 2. We may revise the measurement of the Dollar Tree segment's operating income, as determined by the information regularly reviewed by the CODM. If the measurement of the Dollar Tree segment changes, prior period amounts and balances are reclassified to be comparable to the current period's presentation. Corporate, support and other includes costs that were previously incurred in support of the Family Dollar segment but are not directly attributable to it and thus were not recorded in discontinued operations.

Information for the Dollar Tree segment, as well as for corporate, support and other, including the reconciliation to income from continuing operations before income taxes, is as follows:

(in millions)	Dollar Tree Segment		Corporate, Support and Other		Total	
Year Ended January 31, 2026						
Net sales	$	19,395.7	$	—	$	19,395.7
Cost of sales		12,345.0		—		12,345.0
Gross Profit		7,050.7		—		7,050.7
Other revenue		—		16.1		16.1
Selling, general and administrative expenses		4,877.8		590.8		5,468.6
Transition services agreement income, net		—		54.9		54.9
Operating income (loss)		2,172.9		(519.8)		1,653.1
Interest expense, net						85.5
Other (income) expense, net						(61.9)
Income from continuing operations before income taxes					$	1,629.5
Depreciation and amortization expense	$	609.9	$	38.2	$	648.1
Year Ended February 1, 2025						
Net sales	$	17,565.8	$	—	$	17,565.8
Cost of sales		11,284.1		—		11,284.1
Gross Profit		6,281.7		—		6,281.7
Other revenue		0.1		12.6		12.7
Selling, general and administrative expenses		4,193.2		639.2		4,832.4
Operating income (loss)		2,088.6		(626.6)		1,462.0
Interest expense, net						107.5
Other income, net						(29.1)
Income from continuing operations before income taxes					$	1,383.6
Depreciation and amortization expense	$	488.9	$	38.0	$	526.9
Year Ended February 3, 2024						
Net sales	$	16,770.3	$	—	$	16,770.3
Cost of sales		10,761.4		—		10,761.4
Gross Profit		6,008.9		—		6,008.9
Other revenue		—		10.8		10.8
Selling, general and administrative expenses		3,730.3		514.9		4,245.2
Operating income (loss)		2,278.6		(504.1)		1,774.5
Interest expense, net						112.5
Other expense, net						0.1
Income from continuing operations before income taxes					$	1,661.9
Depreciation and amortization expense	$	370.1	$	30.4	$	400.5

Capital expenditures made by the Dollar Tree segment were $1.1 billion, $1.3 billion and $1.1 billion, for the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

Disaggregated Revenue

The following table summarizes net sales by merchandise category for our Dollar Tree segment:

(in millions)	Year Ended					
	January 31, 2026		February 1, 2025		February 3, 2024	
Consumable	$ 9,425.9	48.6 %	$ 8,575.3	48.8 %	$ 7,915.6	47.2 %
Variety	8,860.5	45.7 %	7,944.0	45.2 %	7,781.4	46.4 %
Seasonal	1,109.3	5.7 %	1,046.5	6.0 %	1,073.3	6.4 %
Total Dollar Tree segment net sales	$ 19,395.7	100.0 %	$ 17,565.8	100.0 %	$ 16,770.3	100.0 %

Note 14 – Supply Chain Finance Program

We facilitate a voluntary supply chain finance program, administered through a financial institution, which provides participating suppliers with the opportunity to finance payments due from us. Participating suppliers may, at their sole discretion, elect to finance one or more invoices of ours prior to their scheduled due dates at a discounted price with the financial institution.

Our obligations to our suppliers, including amounts due and scheduled payment dates, are not impacted by the supplier's decision to finance amounts under these arrangements. As such, the outstanding payment obligations under our supply chain financing program are included within "Accounts payable" in the accompanying Consolidated Balance Sheets and within "Cash flows from operating activities" in the accompanying Consolidated Statements of Cash Flows.

As of January 31, 2026 and February 1, 2025, our outstanding payment obligations under this program were $305.1 million and $346.5 million, respectively.

The change in our outstanding payment obligations under the supply chain finance program is as follows:

(in millions)	Year Ended	
	January 31, 2026	February 1, 2025
Obligations outstanding at the beginning of the year	$ 346.5	$ 10.0
Obligations confirmed during the period	1,369.6	1,063.7
Obligations settled during the period	(1,411.0)	(727.2)
Obligations outstanding at the end of the year	$ 305.1	$ 346.5

Note 15 – Discontinued Operations

On July 5, 2025, we completed our previously announced sale of the Family Dollar business to 1959 Holdings, LLC. Total cash generated from the sale approximated $793 million, consisting of approximately $680 million of net proceeds, including from settlement of net working capital and net indebtedness, and approximately $113 million monetized primarily through a reduction of net working capital prior to the date of sale. The Company has continuing involvement with Family Dollar under a transition services agreement, through which the Company and Family Dollar continue to provide certain services to each other for a period of 18 months following the date of sale. For the year ended January 31, 2026, we recorded $54.9 million of net income from transition services between the two companies. In addition, the Company is guaranteeing lease obligations for 114 Family Dollar stores amounting to approximately $86.0 million for the first year following the date of sale, which represents the full lease obligations on these stores. The amount guaranteed in the second and third year following the date of sale is $20.0 million and $10.0 million, respectively. The fair value of the lease guarantee is immaterial.

The results of Family Dollar are presented as discontinued operations in the accompanying Consolidated Statements of Operations for all periods presented. The assets and liabilities of Family Dollar have been reflected as assets and liabilities of discontinued operations in the accompanying Consolidated Balance Sheets for all prior periods presented.

Refer to Note 2 under the caption "Assets Held for Sale and Discontinued Operations" for additional details on accounting criteria for held for sale and discontinued operations treatment.

Financial Information of Discontinued Operations

"Income (loss) from discontinued operations, net of tax" in the accompanying Consolidated Statements of Operations reflects the after-tax results of the Family Dollar business and does not include any allocation of general corporate overhead expense or interest expense of the Company.

The following table summarizes the results of operations of the Family Dollar business that are being reported as discontinued operations:

(in millions)	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net sales	$ 5,625.5	$ 13,252.1	$ 13,811.3
Other revenue	4.5	15.0	11.4
Total revenue	5,630.0	13,267.1	13,822.7
Cost of sales	3,931.6	9,894.5	10,510.6
Selling, general and administrative expenses, excluding Goodwill impairment	1,218.4	4,706.9	4,899.4
Goodwill impairment	—	490.5	1,069.0
Selling, general and administrative expenses	1,218.4	5,197.4	5,968.4
Operating income (loss)	480.0	(1,824.8)	(2,656.3)
Interest income	2.7	5.5	5.7
Loss on held for sale and disposal of discontinued operations	407.7	3,438.8	—
Income (loss) from discontinued operations before income taxes	75.0	(5,258.1)	(2,650.6)
Provision for income taxes	17.8	(1,185.5)	(386.4)
Income (loss) from discontinued operations, net of tax	$ 57.2	$ (4,072.6)	$ (2,264.2)

Depreciation expense related to discontinued operations was $430.6 million and $418.5 million for the years ended February 1, 2025 and February 3, 2024, respectively. The Company ceased depreciating and amortizing its long-lived assets for Family Dollar which primarily included right-of-use assets and property and equipment, during the fourth quarter of fiscal 2024.

The following table summarizes the Family Dollar business assets and liabilities classified as discontinued operations in the accompanying Consolidated Balance Sheets:

(in millions)	January 31, 2026	February 1, 2025
ASSETS		
Cash and cash equivalents	$ —	$ 179.0
Merchandise inventories	—	2,456.4
Other current assets	—	200.9
Property, plant and equipment, net	—	2,268.0
Operating lease right-of-use assets	—	2,580.6
Goodwill	—	—
Trade name intangible asset	—	750.0
Other assets	—	12.8
Valuation allowance to adjust assets to estimated fair value, less costs of disposal	—	(3,438.8)
Total assets of discontinued operations	$ —	$ 5,008.9
LIABILITIES		
Current portion of operating lease liabilities	$ —	$ 598.5
Accounts payable	—	977.5
Other current liabilities	—	378.6
Operating lease liabilities, long-term	—	2,134.5
Other liabilities	—	135.8
Total liabilities of discontinued operations	$ —	$ 4,224.9

Assets and liabilities classified as held for sale are required to be recorded at the lower of carrying value or fair value less costs to sell. As of February 1, 2025, we determined that the fair value of the Family Dollar business, including costs to sell was lower than its carrying value and we recorded a $3,438.8 million valuation allowance against the assets held for sale. The fair value of the Family Dollar business in fiscal 2024 was estimated using the expected sale price as negotiated with the third party buyer. In fiscal 2025, prior to the closing of the sale, certain assets and liabilities of the Family Dollar business were moved out of held for sale as they were retained by Dollar Tree. The assets and liabilities included 57 combo stores that were converted to Dollar Tree stores, and were reclassified as held and used at their fair value, which resulted in a $71.4 million reduction to the valuation allowance. An additional loss on disposal of $407.7 million was recorded in fiscal 2025. The valuation allowance was recorded within "Loss on held for sale and disposal of discontinued operations" in the summarized results of operations of discontinued operations for the years ended January 31, 2026 and February 1, 2025.

Capital expenditures related to discontinued operations were $77.8 million, $439.4 million, and $907.5 million for the years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

Impairments

Impairment of Long-Lived Assets

In fiscal 2024 and fiscal 2023, we recorded impairment charges related to discontinued operations of $80.2 million and $500.6 million, respectively, to write down certain assets. These impairment charges are recorded as a component of "Selling, general and administrative expenses" in the results of discontinued operations above.

The fiscal 2024 impairment charges included $70.0 million of operating lease ROU asset impairment charges and $10.0 million of store asset impairment charges recorded in connection with our annual review of events or changes in circumstances that indicate the carrying amount of store-related asset groups may not be recoverable. As a result of this review, we identified underperforming stores within the Family Dollar business that indicated that the carrying amount of their long-lived assets may not be recoverable.

The fiscal 2023 impairment charges included $343.9 million of operating lease ROU asset impairment charges and $149.2 million of store asset impairment charges recorded in connection with the store portfolio optimization review. This review was announced during the fourth quarter of fiscal 2023 and involved identifying stores for closure, relocation or re-bannering based on an evaluation of current market conditions and individual store performance, among other factors. As a result of the portfolio optimization review, we identified approximately 970 underperforming Family Dollar stores, including approximately 600 stores to be closed in the first half of fiscal 2024, and approximately 370 stores to be closed at the end of each store's current lease term.

For the fiscal 2024 and fiscal 2023 impairment charges, we performed an undiscounted cash flow analysis on each individual store's asset group, and determined that certain store asset groups had net carrying values that exceeded their estimated undiscounted future cash flows. We estimated the fair values of the asset groups based on a discounted cash flow method for each store and recorded an impairment for store asset groups where the fair value was lower than its carrying value. For stores that were to close in the first half of fiscal 2024 pursuant to the portfolio optimization review, we estimated the remaining fair value of the asset groups taking into account our ability to generate sublease income or lease termination benefits prior to the end of the lease term. The significant estimates used in the discounted cash flow methodology, which are based on level 3 inputs, include our expectations for future operations and projected cash flows. The valuation date for estimating the fair value of the long-lived assets at the stores for fiscal 2024 and fiscal 2023 was November 30, 2024 and November 25, 2023, respectively.

In fiscal 2023, we also recorded $80.6 million of inventory markdowns and $5.6 million of capitalized distribution cost impairment within "Cost of sales" in the results of discontinued operations above related to the store portfolio optimization review.

Trade Name and Goodwill Impairment

In connection with our annual impairment testing of goodwill and nonamortizing intangible assets during the fourth quarter of fiscal 2024, and as a result of the decisions made to sell the Family Dollar business, we determined it was more likely than not that an impairment loss had been incurred with respect to the Family Dollar goodwill and trade name, and proceeded to perform a quantitative impairment test of both assets. We estimated, with the assistance of a third party specialist, the fair value of the Family Dollar trade name based on an income approach using the relief-from-royalty method. The significant estimates used in the relief-from-royalty method, which are level 3 inputs, include estimates of future growth and revenue, a company-specific royalty rate, our weighted average cost of capital adjusted by a company-specific risk premium and trade name premium. The valuation date for the Family Dollar trade name was November 30, 2024. The results of the impairment test showed that the carrying value of the Family Dollar trade name exceeded its estimated fair value resulting in the recognition of a $1,400.0 million impairment charge in the fourth quarter of fiscal 2024, which is recorded as a component of "Selling, general and administrative expenses" in the results of discontinued operations above.

Subsequent to the Family Dollar trade name and long-lived asset impairment tests, we estimated the fair value of the Family Dollar reporting unit using the expected sale price for the business as negotiated with potential third party buyers. The valuation date for the Family Dollar reporting unit was November 30, 2024. The annual goodwill impairment evaluation in 2024 showed that the fair value of the Family Dollar reporting unit was lower than its carrying value resulting in the recognition of a $490.5 million impairment charge in the fourth quarter of fiscal 2024.

In the fourth quarter of fiscal 2023, the annual goodwill and nonamortizing intangible asset impairment evaluations resulted in the recognition of a $950.0 million trade name impairment charge and a $1,069.0 million goodwill impairment charge. The impairments were the result of the anticipated store closures under the store portfolio optimization review described previously. The fair value of the trade name was estimated, with the assistance of a third party specialist, based on an income approach using the relief-from-royalty method. The significant estimates used in the relief-from-royalty method, which are level 3 inputs, include estimates of future growth and revenue, a company-specific royalty rate, our weighted average cost of capital adjusted by a company-specific risk premium and trade name premium. The fair value of the Family Dollar reporting unit was estimated, using the assistance of a third party specialist, using a combination of a market multiple method and a discounted cash flow method. The significant estimates used in the discounted cash flow method, which are level 3 inputs, include our weighted average cost of capital adjusted by a company-specific risk premium, long-term rates of growth and profitability for the Family Dollar reporting unit, working capital effects, and changes in market conditions, consumer trends and strategy. The market multiple method utilized comparable public company revenue and profitability multiples to estimate the fair value of the Family Dollar reporting unit. The valuation date for the fiscal 2023 Family Dollar trade name and reporting unit was November 25, 2023.

We have recorded cumulative goodwill impairment charges totaling $4,599.5 million, all of which related to the Family Dollar reporting unit and were recorded during the fourth quarters of fiscal 2024 ($490.5 million), fiscal 2023 ($1,069.0 million), fiscal 2019 ($313.0 million), and fiscal 2018 ($2,727.0 million).

Note 16 – Subsequent Events

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA). The ultimate availability, timing, and amount of any potential refunds of such tariffs remain highly uncertain and are subject to further legal, regulatory, and administrative developments. Following the Supreme Court decision, the United States announced a new 10% global tariff under Section 122 of the Trade Act of 1974, subject to certain carveouts, effective February 24, 2026 for a period of 150 days. There remains substantial uncertainty as of the filing date regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business. We continue to monitor and evaluate these developments and assess their potential impact on our business, financial condition, and results of operations.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management has carried out, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act as of the end of the period covered by this report. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of January 31, 2026, our disclosure controls and procedures were designed and functioning effectively to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management conducted an assessment of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Based on this assessment, our management has concluded that, as of January 31, 2026, our internal control over financial reporting is effective.

Our independent registered public accounting firm, KPMG LLP, has audited our consolidated financial statements and has issued an attestation report on the effectiveness of our internal control over financial reporting. Their report appears below.

Changes in Internal Controls

In fiscal 2024, we began a phased implementation of a new warehouse management system which we expect to complete over the next several years. As of January 31, 2026, we have converted four distribution centers to the new system. We have made changes to our internal control over financial reporting to align with the functionality and updated processes associated with the new system.

There were no other changes in our internal control over financial reporting during the fiscal quarter ended January 31, 2026 that materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Dollar Tree, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Dollar Tree, Inc. and subsidiaries' (the Company) internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Virginia Beach, Virginia
March 16, 2026

Item 9B. Other Information

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the fiscal quarter ended January 31, 2026, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information concerning our directors and executive officers required by this Item is incorporated by reference to Dollar Tree, Inc.'s Proxy Statement relating to our 2026 Annual Meeting ("Proxy Statement"), under the captions "Biographies of Director Nominees" and "Information about our Executive Officers."

To the extent disclosure of any delinquent report under Section 16(a) of the Securities Exchange Act of 1934 is made by us, such disclosure will be set forth under the caption "Delinquent Section 16(a) Reports" in our Proxy Statement, which is incorporated herein by reference.

The information concerning our audit committee and audit committee financial experts required by this Item is incorporated herein by reference to the Proxy Statement, under the caption "Corporate Governance and Our Board."

The information concerning our code of ethics required by this Item is incorporated by reference to the Proxy Statement, under the caption "Corporate Governance and Our Board - Code of Business Conduct."

The Company maintains an Insider Trading Policy that governs the purchase, sale and/or other transactions in our securities by our directors, officers and all other employees and the Company itself. A copy of our Insider Trading Policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information set forth in the Proxy Statement under the captions "Compensation Committee Report on Executive Compensation," "Compensation Discussion and Analysis," "Annual Compensation of Executive Officers," "Pay Ratio Disclosure," and "Director Compensation" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plans

The following table summarizes information regarding shares issuable as of January 31, 2026, under our equity compensation plans, including the number of shares of common stock subject to options, restricted stock units, deferred shares and other rights granted to employees and members of our Board of Directors; the weighted-average exercise price of outstanding options; and the number of shares remaining available for future award grants under these plans. Additional information regarding our equity compensation plans can be found in Note 10 to our consolidated financial statements.

Equity compensation plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plans approved by security holders[1]	1,687,909	$ 128.82	5,504,380
Plans not approved by security holders[2]	1,634,544	$ 157.17	—

(a) Amounts represent outstanding options, restricted stock units and deferred ("phantom") shares as of January 31, 2026.

(b) Not included in the calculation of weighted-average exercise price are (i) 1,491,749 restricted stock units and (ii) 58,150 director deferred shares.

(c) The 5,504,380 shares remaining available for future issuance under our equity-based plans approved by security holders includes 2,536,151 shares remaining under our 2021 Omnibus Incentive Plan and 2,968,229 shares remaining under our 2025 Employee Stock Purchase Plan.

[1] Equity-based plans approved by our shareholders include: the 2025 Employee Stock Purchase Plan and the 2021 Omnibus Incentive Plan, both of which replaced predecessor plans. Effective June 30, 2023, the 2013 Director Deferred Compensation Plan expired. All amounts deferred by directors under the plan on or before June 30, 2023 continue to be administered in accordance with the terms of the plan and applicable deferral elections. Effective July 1, 2023, our directors are permitted to defer all or a portion of fees earned for their service as a director under our Non-Employee Director Deferred Compensation Program, which operates in conjunction with, and under the authority of, the 2021 Omnibus Incentive Plan.

[2] In March 2022, a one-time award of options to purchase 2,252,587 shares of company common stock was granted to Richard W. Dreiling, who was the Executive Chairman of the Board at the time of the grant. The grant was an employment inducement grant within the meaning of Rule 5635(c)(4) of the NASDAQ Listing Rules. Mr. Dreiling was subsequently appointed Chief Executive Officer of the company in January 2023. In November 2024, Mr. Dreiling resigned from the Company at which point certain remaining unvested portions of the award were forfeited. At January 31, 2026, 1,634,544 of these options remained outstanding.

Information set forth in the Proxy Statement under the caption "Ownership of Common Stock," with respect to security ownership of certain beneficial owners and management, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information set forth in the Proxy Statement under the caption "Certain Relationships and Related Transactions," is incorporated herein by reference.

The information concerning the independence of our directors required by this Item is incorporated by reference to the Proxy Statement under the caption "Board Governance - Independence."

Item 14. Principal Accountant Fees and Services

Information set forth in the Proxy Statement under the caption "Ratification of Appointment of Independent Auditors," is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules

1. Documents filed as part of this report**:**

   1. Financial Statements. Reference is made to the Index to the Consolidated Financial Statements set forth under Part II, Item 8 of this Form 10-K.

   2. Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are not applicable, or the information is included in the consolidated financial statements and notes thereto, and therefore have been omitted.

   3. Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report.

| | | Incorporated by Reference | | | |
Exhibit	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith
2.1	Membership Interest Purchase Agreement, dated March 25, 2025, by and between Dollar Tree, Inc. and 1959 Holdings, LLC (Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.)	8-K	2.1	3/28/2025	
3.1	Amended and Restated Articles of Incorporation of Dollar Tree, Inc., effective October 14, 2022	10-Q	3.1	11/22/2022	
3.2	Amended and Restated By-Laws of Dollar Tree, Inc., effective June 19, 2025	8-K	3.1	6/20/2025	
4.1	Form of Common Stock Certificate	8-K	4.1	3/13/2008	
4.2.1	Indenture, dated as of April 2, 2018, between Dollar Tree, Inc., as issuer, and U.S. Bank National Association, as trustee	S-3 ASR	4.1	4/2/2018	

			Incorporated by Reference			
Exhibit		Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith
4.2.2		First Supplemental Indenture, dated as of April 19, 2018, between Dollar Tree, Inc. and U.S. Bank National Association, as trustee	8-K	4.1	4/20/2018	
4.2.3		Second Supplemental Indenture, dated as of December 1, 2021, between Dollar Tree, Inc. and U.S. Bank National Association, as trustee	8-K	4.1	12/1/2021	
4.3		Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	10-K	4.3	3/10/2023	
10.1	*	Terms of director compensation (as described under the caption "Director Compensation")	DEF 14A	N/A	5/7/2024	
10.2	*	Description of Dollar Tree, Inc. Management Incentive Compensation Plan, effective for the fiscal year ending January 29, 2022 and thereafter	10-Q	10.1	5/27/2021	
10.3.1	*	2011 Omnibus Incentive Plan effective as of March 17, 2011	8-K	10.1	6/22/2011	
10.3.2	*	First Amendment to the 2011 Omnibus Incentive Plan dated June 16, 2016	10-Q	10.1	9/2/2016	
10.3.3	*	2011 Omnibus Incentive Plan, as amended and restated effective June 12, 2019	10-Q	10.1	8/29/2019	
10.4	*	Form of Non-employee Director Option Agreement under the 2011 Omnibus Incentive Plan	8-K	10.4	6/22/2011	
10.5.1	*	Form of Restricted Stock Unit Agreement under the 2011 Omnibus Incentive Plan	8-K	10.2	3/21/2012	
10.5.2	*	Form of Restricted Stock Unit Agreement under the 2011 Omnibus Incentive Plan	10-K	10.34	3/27/2019	
10.6	*	Form of Executive Officer Nonstatutory Stock Option Agreement under the 2011 Omnibus Incentive Plan	10-K	10.54	3/28/2017	
10.7	*	Form of Long-Term Performance Plan Award Agreement under the 2011 Omnibus Incentive Plan	10-Q	10.1	5/28/2020	
10.8	*	Form of Performance Stock Unit Agreement under the 2011 Omnibus Incentive Plan	10-K	10.33	3/27/2019	
10.9	*	Dollar Tree, Inc. 2015 Employee Stock Purchase Plan, effective September 1, 2015	S-8	4.0	10/28/2015	
10.10	*	Dollar Tree and Family Dollar Supplemental Deferred Compensation Plan	10-Q	10.1	8/24/2017	
10.11.1	*	2013 Director Deferred Compensation Plan, as amended and restated effective December 31, 2016	10-K	10.35	3/16/2018	
10.11.2	*	2013 Director Deferred Compensation Plan, as amended and restated effective June 10, 2021	8-K	10.6	6/11/2021	
10.11.3	*	Amendment to the Dollar Tree, Inc. 2013 Director Deferred Compensation Plan, effective March 8, 2023	10-K	10.12.3	3/10/2023	
10.12	*	Form of Change in Control Retention Agreement for Executive Officers (portions of the exhibit have been omitted pursuant to a request for confidential treatment)	10-Q	10.1	11/29/2018	
10.13.1	*	Dollar Tree, Inc. 2021 Omnibus Incentive Plan	8-K	10.1	6/11/2021	
10.13.2	*	First Amendment to the Dollar Tree, Inc. 2021 Omnibus Incentive Plan, effective November 29, 2022	10-K	10.15.2	3/10/2023	
10.14	*	Form of Performance-Based Restricted Stock Unit Agreement under the 2021 Omnibus Incentive Plan	8-K	10.2	6/11/2021	
10.15	*	Form of Long-Term Performance Plan Award Agreement under the 2021 Omnibus Incentive Plan	8-K	10.3	6/11/2021	
10.16	*	Form of Restricted Stock Unit Agreement (Standard) under the 2021 Omnibus Incentive Plan	8-K	10.4	6/11/2021	
10.17	*	Form of Non-Employee Director Nonstatutory Stock Option Agreement under the 2021 Omnibus Incentive Plan	8-K	10.5	6/11/2021	
10.18	*	Form of Indemnification Agreement for Directors and Executive Officers	8-K	10.1	3/7/2022	

Exhibit	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith
			Incorporated by Reference		
10.19	Stewardship Framework Agreement, by and between Dollar Tree, Inc. and MR Cobalt Advisor LLC, on behalf of itself and its affiliates and associates, dated March 8, 2022	8-K	10.1	3/8/2022	
10.20.1 *	Executive Agreement, effective March 19, 2022, by Richard W. Dreiling and Dollar Tree, Inc. (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K)	8-K	10.1	3/21/2022	
10.20.2 *	Amendment to Executive Agreement, dated January 25, 2023, by the company and Richard W. Dreiling	8-K/A	10.1	1/27/2023	
10.21 *	Nonstatutory Stock Option Agreement, effective March 19, 2022, by Richard W. Dreiling and Dollar Tree, Inc.	8-K	10.2	3/21/2022	
10.22 *	Form of Performance-Based Restricted Stock Unit Agreement under the 2021 Omnibus Incentive Plan (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K)	10-Q	10.1	5/25/2023	
10.23 *	Form of Restricted Stock Unit Agreement (Standard) under the 2021 Omnibus Incentive Plan (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K)	10-Q	10.2	5/25/2023	
10.24 *	Form of Nonstatutory Stock Option Agreement under the 2021 Omnibus Incentive Plan (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K)	10-Q	10.3	5/25/2023	
10.25 *	Non-Employee Director Deferred Compensation Program, effective July 1, 2023	10-Q	10.1	8/24/2023	
10.26	Form of Commercial Paper Dealer Agreement between Dollar Tree, Inc., as issuer, and the applicable Dealer party thereto	8-K	10.1	7/7/2023	
10.27	Plea Agreement, dated February 26, 2024. *Schedules and other similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. We hereby agree to furnish a copy of any omitted schedules or other similar attachments to the U.S. Securities and Exchange Commission upon request.	8-K	10.1	2/26/2024	
10.28 *	Letter Agreement, dated May 9, 2024, by and between Dollar Tree, Inc. and Richard McNeely	8-K	10.1	5/10/2024	
10.29 *	Form of Executive Agreement (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K).	8-K	10.1	11/15/2024	
10.30 *	Executive Agreement with Michael C. Creedon, Jr. (portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K).	8-K	10.1	1/21/2025	
10.31	Credit Agreement, dated as of March 21, 2025, among Dollar Tree, Inc., JPMorgan Chase Bank, N.A., as agent and the lenders and other parties thereto	10-Q	10.1	6/4/2025	
10.32	364-Day Revolving Credit Agreement, dated as of March 21, 2025, among Dollar Tree, Inc., JPMorgan Chase Bank, N.A., as agent and the lenders and other parties thereto	10-Q	10.2	6/4/2025	
10.33 *	Dollar Tree, Inc. 2025 Employee Stock Purchase Plan, effective September 1, 2025	S-8	4.3	7/31/2025	
19.1	Dollar Tree, Inc. Insider Trading Policy	10-K	19.1	3/26/2025	
21.1	Subsidiaries of the Registrant				X
23.1	Consent of Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (included on the signature page hereto)				X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97.1	Dollar Tree, Inc. Clawback Policy	10-K	97.1	3/20/2024	

		Incorporated by Reference			
Exhibit	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith
101	The following financial statements from our Form 10-K for the fiscal year ended January 31, 2026, formatted in Inline XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements				X
104	The cover page from our Form 10-K for the fiscal year ended January 31, 2026, formatted in Inline XBRL and contained in Exhibit 101				X

*Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR TREE, INC.

(Registrant)

March 16, 2026	By: /s/ Michael C. Creedon Jr.
Date	Michael C. Creedon Jr.
	Chief Executive Officer
	(Principal Executive Officer)

March 16, 2026	By: /s/ Stewart Glendinning
Date	Stewart Glendinning
	Chief Financial Officer
	(Principal Financial Officer)

March 16, 2026	By: /s/ Aditya Maheshwari
Date	Aditya Maheshwari
	Senior Vice President - Chief Accounting Officer
	(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each of the directors of the registrant whose signature appears below hereby appoints Aditya Maheshwari and John S. Mitchell, Jr., and both of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report, making such changes in this report as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable the registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

/s/ Michael C. Creedon Jr. Michael C. Creedon Jr.	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2026 Date
/s/ Edward J. Kelly, III Edward J. Kelly, III	Chairman of the Board	March 16, 2026 Date
/s/ Paul C. Hilal Paul C. Hilal	Vice Chairman	March 16, 2026 Date
/s/ William W. Douglas, III William W. Douglas, III	Director	March 16, 2026 Date
/s/ Cheryl W. Grisé Cheryl W. Grisé	Director	March 16, 2026 Date
/s/ Daniel J. Heinrich Daniel J. Heinrich	Director	March 16, 2026 Date
/s/ Timothy A. Johnson Timothy A. Johnson	Director	March 16, 2026 Date
/s/ Jeffrey G. Naylor Jeffrey G. Naylor	Director	March 16, 2026 Date
/s/ Diane E. Randolph Diane E. Randolph	Director	March 16, 2026 Date
/s/ Bertram L. Scott Bertram L. Scott	Director	March 16, 2026 Date
/s/ Stephanie P. Stahl Stephanie P. Stahl	Director	March 16, 2026 Date

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael C. Creedon, Jr.,
Chief Executive Officer

William W. Douglas, III

Cheryl W. Grisé

Daniel J. Heinrich

Paul C. Hilal,
Vice Chairman

Timothy A. Johnson

Edward J. Kelly, III,
Chairman

Jeffrey G. Naylor

Diane E. Randolph

Bertram L. Scott

Stephanie P. Stahl

OFFICERS

Michael C. Creedon, Jr.,
Chief Executive Officer

Bobby Aflatooni,
Chief Information Officer

Brent Beebe,
Chief Merchandising Officer

Stewart Glendinning,
Chief Financial Officer

Jocelyn Konrad,
Chief Retail Officer

John Mitchell,
*Chief Legal Officer and
Corporate Secretary*

Steven Schumacher,
Chief People Officer

Roxanne Weng,
Chief Supply Chain Officer

Neil Curran,
*President and Chief Operating Officer,
Dollar Tree Canada*

Thoufiq Kutty,
Chief Ethics and Compliance Officer

Aditya Maheshwari,
Chief Accounting Officer

Jennifer Silberman,
*Chief Sustainability and
Corporate Affairs Officer*

Pedro Voyer,
Chief Development Officer

TRANSFER AGENT

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
(800) 622-6757
(U.S., Canada, Puerto Rico)
(781) 575-2879
(Outside the U.S., Canada, Puerto Rico)
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
222 Central Park Avenue, Suite 1510
Virginia Beach, VA 23462

STOCK LISTING

Dollar Tree's common stock is traded on the NASDAQ Global Select Market. The Company's common stock has been traded on NASDAQ under the symbol "DLTR" since our initial public offering on March 6, 1995.

ANNUAL MEETING

Shareholders are cordially invited to our virtual annual meeting of shareholders, which will be held at 9:00 a.m. Eastern Time on Tuesday, June 16, 2026. Shareholders can access the virtual meeting online through virtualshareholdermeeting.com/DLTR2026 at the scheduled time.

INVESTOR RELATIONS

Requests for interim and annual reports, Forms 10-K, or more information should be directed to:

Investor Relations Department
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

Or the Investor Relations section of our Company website:
corporate.dollartree.com/investors





2025
ANNUAL REPORT



500 Volvo Parkway
Chesapeake, Virginia 23320
Phone (757) 321-5000